As filed with the Securities and Exchange Commission on October 10, 2007
REGISTRATION NO. 333-143847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
(PRE-EFFECTIVE AMENDMENT NO. 1)

TELANETIX, INC.
(Name of small business issuer in its charter)

Delaware	3669	77-0622733
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6197 Cornerstone Court E., Suite 108
San Diego, CA 92121
(858) 362-2250
(Address and telephone number of principal executive offices and principal place of business)

James A. Mercer III, Esq.
Duane Morris LLP
101 West Broadway, Suite 900
San Diego, CA 92101
(619) 744-2209
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED OCTOBER 10, 2007

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TELANETIX, INC.

2,528,563 SHARES OF COMMON STOCK

This prospectus is part of a registration statement of Telanetix, Inc. filed with the Securities and Exchange Commission.  This prospectus relates solely to the offer and sale by the selling stockholders identified in this prospectus of up to 2,528,563 shares of our common stock.  The shares offered in this prospectus consist of:

•	540,000 shares of our common stock issued in consideration of services;

•
84,405 shares of our common stock issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on the senior convertible debentures purchased in our December 2006 private placement;

•	1,203,118 shares of our common stock issued upon conversion of the principal amount of the senior convertible debentures purchased in our February 2007 private placement;

•	401,040 shares of our common stock issuable upon exercise of warrants issued to purchasers of the senior convertible debentures we sold in our February 2007 private placement; and

•	300,000 shares of our common stock issuable upon exercise of warrants issued to two investors in private placements in March and July 2005.

The shares being registered were sold to individuals and institutions in private placement transactions that were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

We will not receive any proceeds from the resale of shares of our common stock. We will, however, receive proceeds in connection with the exercise of the warrants referred to above to the extent the exercise price of such warrants is paid with cash. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

Our common stock is listed on the OTC Bulletin Board under the symbol "TNXI". The last reported sales price per share of our common stock, as reported by the OTC Bulletin Board on October 8, 2007 was $3.65.

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2007.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU  SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

i

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "plan," "assume" or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this prospectus regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management's current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, or, in the case of forward-looking statements in documents incorporated by reference, as of the date of the date of the filing of the document that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. We do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus under the caption "Risk Factors," above, and elsewhere in this prospectus which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read this entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements that appear elsewhere in this prospectus. As used in this prospectus, the terms "we", "us", "our", and the "Company" means Telanetix, Inc., a Delaware corporation.

Our Business

We develop and market high end videoconferencing solutions that enable users to interact in a fully immersive real-time videoconferencing environment that integrates audio, video, and data from multiple locations.  Our videoconferencing systems can be designed, built-out and installed with a variety of components to meet the application needs of the customer.  We market our videoconferencing solutions under the name Digital Presence™.  We completed the development of our initial videoconferencing solution and commenced initial product sales in 2005.  Historically, our revenues have been derived from the sale of videoconferencing products and related services.

Effective April 1, 2007, we acquired all of the membership interests in AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company (together, "AVS").  AVS provides integration, consultation and implementation services for customers desiring audio-visual and videoconferencing systems and products.  AVS was one of our channel partners who distributed our videoconferencing systems and related services in New York, New Jersey and nearby regions of the United States.  The operations of AVS as our wholly-owned subsidiary have remained the same as they did before the acquisition except that we no longer have a channel partner relationship with AVS.  AVS continues to distribute and integrate our videoconferencing systems as well as third party products.

Effective September 14, 2007, we acquired AccessLine Holdings, Inc.  AccessLine is a Bellevue, Washington-based provider of hosted VoIP services to the small-and-medium business marketplace.  AccessLine's product and service offerings include VoIP phone lines and systems, conference calling, online fax services, toll free numbers, follow-me numbers, unified messaging and virtual reception.  AccessLine continues to operate its business in substantially the same manner as such business was operated before the acquisition.

Our principal executive offices are located at 6197 Cornerstone Court E, Suite 108, San Diego, CA 92121. Our telephone number is (858) 362-2250.  We maintain a website at www.telanetix.com. Information found on our website is not part of this prospectus.

Recent Financings

December 2006 Private Placement.  On December 28, 2006, we entered into a securities purchase agreement with four unaffiliated institutional investors for the sale of original issue discount 6% convertible debentures and common stock purchase warrants.  We refer to this transaction as our December 2006 Private Placement.  In this transaction we issued an aggregate of $3.66 million principal amount of debentures at an original issue discount of 12.5% and warrants to purchase an aggregate of 949,907 shares of our common stock.  This transaction resulted in net proceeds to us of $3.09 million.

The warrants are five year warrants to purchase shares of our common stock at a price of $1.69 per share, subject to adjustment, including full-ratchet anti-dilution protection.  As of September 25, 2007, warrants to purchase 410,000 shares of our common stock have been exercised.

In this prospectus we may refer to the debentures we issued in our December 2006 Private Placement as our December debentures.  The following summarizes the terms of our December debentures and is qualified by reference to a copy of the debenture which is filed as an exhibit to the registration statement of which this prospectus is a part:

•	Term. The debentures are due and payable on December 31, 2008.
•	Interest. Interest accrues at the rate of 6% per annum and is payable quarterly on April 1, July 1, October 1, and December 1, commencing on April 1, 2007.
•
Monthly Principal Payments.  Monthly principal payments equal to 1/18th of the principal amount due under each debenture began July 1, 2007 and continues through December 31, 2008.  However, as a result of conversions of a portion of the principal amount of the debentures by the holders thereof, no monthly principal payment is due under any of these debentures until February 1, 2008.

•
Payments of Principal and Interest.  We have the right to pay interest and monthly principal payments in cash, or upon notice to the holders and compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures, we can pay all or a portion of any such payment in common stock valued at a price equal to the lesser of the then effective conversion price (initially $1.54) or 85% of the average of the volume weighted average price, or VWAP, per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.

•
Early Redemption.  We have the option to redeem the debentures before their maturity by payment in cash of 120% of the then outstanding principal amount plus accrued interest and other charges.  To redeem the debentures we must meet certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures.  The payment of the debentures would occur on the 10th day following the date we gave the holders notice of our intent to redeem the debentures.  We agreed to honor any notices of conversion that we receive from a holder before the date we pay off the debentures.

•
Voluntary Conversion by Holder.  The debentures are convertible at anytime at the discretion of the holder at a conversion price per share of $1.54, subject to adjustment including full-ratchet, anti-dilution protection, and subject to a cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion.  See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," below for more information regarding the beneficial ownership caps.

•
Forced Conversion.  Subject to compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures and subject to the applicable cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion, we also have the right to force conversion if the average of the VWAP for our common stock exceeds 200% of the then effective conversion price for 20 trading days out of a consecutive 30 trading day period.

The debentures impose certain covenants on us, including restrictions against incurring additional indebtedness, creating any liens on our property, amending our certificate of incorporation or bylaws, redeeming or paying dividends on shares of our outstanding common stock, and entering into certain related party transactions.  The debentures define certain events of default, including without limitation failure to make a payment obligation, failure to observe other covenants of the debenture or related agreements (subject to applicable cure periods), breach of representation or warranty, bankruptcy, default under another significant contract or credit obligation, delisting of our common stock, a change in control, failure to secure and maintain an effective registration statement covering the resale of the common stock underlying the debentures and the warrants, or failure to deliver share certificates in a timely manner.  In the event of default, the holders of the debentures have the right to accelerate all amounts outstanding under the debenture and demand payment of a mandatory default amount equal to 130% of the amount outstanding plus accrued interest and expenses.

In connection with our December 2006 Private Placement, we also entered into a registration rights agreement with the institutional investors, pursuant to which we agreed to file a registration statement covering the resale of the shares of common stock that may be issued to such investors upon the conversion of the debentures, payment in kind, and the exercise of the related warrants.  We have filed the registration statement to register all such shares and it was declared effective by the SEC on May 17, 2007.  We agreed to maintain the effectiveness of the registration statement (subject to certain limitations) for such period of time until the holders can sell the underlying common stock without volume restrictions under Rule 144(k) of the Securities Act of 1933, or the "Securities Act."  If we fail to maintain the effectiveness of the registration statement, we are required to pay to each investor, as partial liquidated damages, cash equal to 2% of the aggregate purchase price paid by such investor for any securities purchased in our December 2006 Private Placement and then held by such investor, and shall pay to such investor such amount for each subsequent 30-day period, up to a maximum aggregate liquidated damages amount of 10% of the aggregate purchase price paid by such investor in our December 2006 Private Placement.

In addition, the investors have a right to participate in up to 100% of any debt or equity financing we propose to undertake through the date that is the 12 month anniversary of the effectiveness of the registration statement that we must file to register for re-sale the shares of our common stock related to our February 2007 Private Placement, discussed below.

February 2007 Private Placement.  On February 12, 2007, we entered into a second securities purchase agreement with the investors from our December 2006 Private Placement.  We refer to this transaction as our February 2007 Private Placement, and we refer to our December 2006 Private Placement and our February 2007 Private Placement, together, as our December/February Private Placements.  In our February 2007 Private Placement we sold an additional $1.54 million face amount of debentures and warrants to purchase an additional aggregate of 401,040 shares of our common stock.  This transaction resulted in net proceeds to us of $1.31 million.

We used the proceeds from our February 2007 Private Placement to repay in full a $1.3 million note payable to one of our stockholders.  This note was payable on demand, unsecured and carried a 6% interest rate.  We also made a $9,492 payment to cover all accrued interest on this note.  All amounts due and owing and all obligations under this stockholder note have been satisfied in full and this note has been terminated.

In this prospectus we may refer to the debentures we issued in our February 2007 Private Placement as our February debentures.

In July and August 2007, the holders of our February debentures elected to convert the entire principal amount of the debentures into shares of our common stock.  The conversion price was $1.54 per share resulting in us issuing 1,002,598 unregistered shares of common stock upon such conversion (all of which are registered for re-sale under this prospectus).  As a result of these conversions, we no longer have any payment obligations under these debentures.  We issued an additional 200,520 unregistered shares of our common stock to the holders of these debentures as an inducement for the early conversion and acceptance of unregistered shares (all of which are registered for re-sale under this prospectus).

The warrants we issued in our February 2007 Private Placement, none of which have been exercised to date, are substantially identical to the warrants we issued in our December 2006 Private Placement.

We also entered into a registration rights with the investors in our February 2007 Private Placement, pursuant to which we agreed to file a second separate registration statement covering the resale of the shares of common stock that may be issued to the investors upon the conversion of the debentures, payment in kind, and the exercise of the warrants issued in our February 2007 Private Placement.  This prospectus is a part of that registration statement.  This registration rights agreement otherwise contains terms substantially similar to the registration rights agreement we entered into in connection with our December 2006 Private Placement.

August 2007 Series A Private Placement.  On August 30, 2007, we entered into a securities purchase agreement with five institutional investors, pursuant to which we issued an aggregate of 13,000 shares of our Series A Convertible Preferred Stock, or our "Series A Stock," at a purchase price of $1,000 per share, along with five year warrants to purchase 1,758,008 shares of our common at a price of $4.20 per share, subject to adjustment, including full-ratchet anti-dilution protection.  We refer to this transaction as our Series A Private Placement.

Our Series A Private Placement resulted in net proceeds to us of $12.3 million, after deducting fees and expenses. We applied a portion of the net proceeds to the acquisition of AccessLine Holdings, Inc., and applied the balance for working capital and general corporate purposes.  Kaufman Bros., L.P. acted as our advisor in connection with the transaction and received a fee of $650,000 in connection with its services.

The following summarizes the terms of our Series A Stock and is qualified by reference to the complete certificate of designation for our Series A Stock, which is filed as an exhibit to the registration statement of which this prospectus is a part:

•
Stated Value. The stated value of each share is $1,000, subject to increase if we are unable to pay any dividend payment when due, if we do not achieve aggregate revenues of at least $30 million during the four fiscal quarters beginning on October 1, 2007 and ending on September 30, 2008, or if on or before March 31, 2008, our common stock is not listed on a major trading market or exchange other than the OTC Bulletin Board.

•
Dividends. Our Series A Stock accrues cumulative dividends at a rate of 5.7% per annum through the third anniversary of the date they were issued, 18% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on January 1, 2008. The dividend rate decreases to zero percent if at any time we are able to force the holders to convert the Series A Stock into shares of our common stock but such conversion does not occur because of caps on the holders beneficial ownership of our common stock. We may pay the dividends in cash or with shares of our common stock provided that we meet certain equity conditions, including having a currently effective registration statement covering the shares of common stock so issued. If we pay dividends with shares of our common stock, the shares issued for such purpose will be valued at 85% of the average of the VWAPs for the 20 consecutive trading days immediately before the applicable dividend payment date. If we are unable to make a dividend payment in cash and the equity conditions are not met, the holder may elect to waive the equity conditions requirement and receive shares of our common stock or elect to have the dividends accrue to the next dividend payment date or accreted to, and increase, the outstanding stated value.

•
Conversion. The Series A Stock is convertible by the holders thereof at any time into a number of shares of common stock equal to the quotient obtained by dividing the then stated value by the then applicable conversion price (currently, $2.81). Anytime after the later of the (i) 90th day following the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series A Stock and (ii) the date our common stock is listed for trading on a major trading market or exchange other than the OTC Bulletin Board, we may force conversion if the VWAP for our common stock exceeds 250% of the then effective conversion price for 10 consecutive trading days. Any forced conversion is subject to our meeting certain equity conditions including having an effective registration statement and is subject to a 4.99% cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion.

•
Voting Rights. Generally, our Series A Stock has no voting rights. However, we cannot take certain actions without the consent of a majority of the then outstanding holders of the Series A Stock, including, issuing additional securities senior to or on par with the Series A Stock, amending our certificate of incorporation or by-laws in any manner adverse to the rights of the Series A Stock, or adversely changing the rights of the Series A Stock.

•	Other Rights. The Series A Stock has liquidation rights in preference over junior securities, including common stock, and has certain anti-dilution protection.

August 2007 Debt Private Placement.  On August 30, 2007, we entered into another securities purchase agreement with the same five institutional investors that invested in our Series A Private Placement, pursuant to which we issued original issue discount 6.0% senior secured convertible debentures in the aggregate principal amount of $8.00 million (issued at an original issue discount of 12.5%), along with five year warrants to purchase 826,190 shares of our common stock at a price of $4.20 per share, subject to adjustment, including full-ratchet anti-dilution protection.  We refer to this transaction as our August 2007 Debt Private Placement and together with our Series A Private Placement as our August 2007 Private Placement.

Our August 2007 Debt Private Placement resulted in net proceeds to us of $6.64 million, after deducting fees and expenses. We applied a portion of the net proceeds to the acquisition of AccessLine Holdings, Inc., and applied the balance for working capital and general corporate purposes. Kaufman Bros., L.P. acted as our advisor in connection with the transaction and received a fee of $350,000 in connection with its services.

In this prospectus we may refer to the debentures we issued in our August 2007 Debt Private Placement as our August debentures.  The terms of our August debentures are substantially identical to our December debentures except as follows:

•	Term. The debentures are due and payable on June 30, 2009.
•	Monthly Principal Payments. Monthly principal payments begin December 1, 2007 and continue through June 30, 2009.
•	Conversion Price. The conversion price per shares is $3.68, subject to adjustment including full ratchet, anti-dilution protection.
•
Security. The debentures are secured by all of our assets under the terms of a security agreement we and our subsidiaries entered into with the investors. Each of our subsidiaries also entered into guarantees in favor of the investors, pursuant to which each subsidiary guaranteed the complete payment and performance by us of our obligations under the debentures and related agreements.

The summary above is qualified by reference to a copy of the debentures which is filed as an exhibit to the registration statement of which this prospectus is a part.

We also entered into a registration rights agreement with the investors from our August 2007 Private Placement, pursuant to which we agreed to file a registration statement covering the resale of the shares of common stock that may be issued upon the conversion and exercise of the securities we issued in our August 2007 Private Placement. We agreed to maintain the effectiveness of that registration statement (subject to certain limitations) for a period of time until the holders can sell the underlying common stock without volume restrictions under Rule 144(k) of the Securities Act. If the registration statement is not declared effective by an agreed to date, or if we fail to maintain the effectiveness of the registration statement, we are required to pay to each investor, as partial liquidated damages, cash equal to 1.0% of the aggregate purchase price paid by such investor for the securities purchased in the financing and then held by such investor, and must pay to such investor 2.0% for each subsequent 30-day period that the default remains uncured.

The Offering

Shares of our common stock offered for re-sale by the selling stockholders pursuant to this prospectus	2,528,563 shares(1)

Percent of our outstanding common stock represented by the shares being offered for re-sale by the selling stockholders as of September 25, 2007	10.96%

Common stock to be outstanding after the offering	24,384,767 shares (2)

Proceeds to the Company
All of the net proceeds from the sale of our common stock covered by this prospectus will be received by the selling stockholders who offer and sell shares of our common stock. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders, although we will receive proceeds from the exercise of the warrants held by the selling stockholders to the extent the exercise price for such warrants is paid with cash (3). The proceeds we would receive if the exercise price of all the warrants were paid with cash would be approximately $1,162,758.  These proceeds, if any, will be used for general corporate purposes. However we cannot assure you that the exercise price of any of these warrants will be paid with cash.

The total dollar value of the shares of our common stock being registered for resale	$5,710,504(4)

OTC Bulletin Board Symbol	TNXI

(1)
Consists of 1,743,118 shares of common stock currently outstanding, 1,203,118 of which were issued upon conversion of our February debentures; 401,040 shares of common stock issuable upon exercise of warrants issued in our February 2007 Private Placement; 84,405 shares of common stock issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on our December debentures; and 300,000 shares of common stock issuable upon exercise of warrants issued to purchasers in a March 2005 and July 2005 private placement.

(2)
Unless the context indicates otherwise, all share and per-share information in this prospectus is based on 23,066,915 shares of our common stock outstanding as of September 25, 2007. Shares of common stock to be outstanding after this offering assumes that all shares registered under this prospectus are sold by the selling stockholders, and that the exercise price of all warrants held by the selling stockholders is paid with cash. Unless the context indicates otherwise, all other share and per-share information in this prospectus assumes no exercise of warrants or other rights to acquire our common stock outstanding as of September 25, 2007, other than the warrants covering the shares of common stock registered hereunder.

(3)
Substantially all of the warrants contain a cashless exercise provision whereby each holder, at its option, may exercise the warrant by surrender and cancellation of a portion of the shares of our common stock issuable upon the exercise of the warrant based on the difference between the then current market price of our common stock and the exercise price of the warrant.  However, cashless exercise of the warrants we issued in our February 2007 Private Placement can only be effected on or after February 12, 2008 and only if there is no effective registration statement covering the resale of the shares underlying such warrants.  If a holder of a warrant elects to exercise its warrant on a cashless basis, we would not receive any proceeds from such exercise but instead would issue fewer shares of our common stock.

(4)
Determined by multiplying the number of shares of common stock being registered by the market price for our common stock on the dates such common stock or the securities convertible or exercisable into our common stock were purchased from us.

RISK FACTORS

Investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Financial Condition

We have a limited operating history, have experienced significant expenditures related to funding our initial product development, and are currently carrying a net loss.  If our business model is not successful, or if we are unable to generate sufficient revenue to offset our start-up expenditures, we may not become profitable, and the value of your investment may decline.

We have a limited operating history from which to evaluate our business and prospects.  We incurred a net loss of $6.66 million for the six months ended June 30, 2007 and $3.12 million for the year ended December 31, 2006.  We have an accumulated deficit of $16.67 million and a stockholders' deficit of $4.44 million at June 30, 2007.  We cannot assure you that our future planned operations will be implemented successfully or that we will ever have profits.  Furthermore, we are experiencing the initial costs and uncertainties of a young operating company, including start-up expenditures, unforeseen costs and difficulties, complications, and delays, all of which must be resolved and/or paid without the benefit of a predictable revenue stream.  We cannot be sure that we will be successful in meeting these challenges and addressing these risks and uncertainties.  If we are unable to do so, our business will not be successful.

Our auditors have expressed substantial doubt regarding our ability to continue as a going concern.

As of the date of our most recent audit, which included the fiscal years ended December 31, 2006 and December 31, 2005, we had not generated sufficient revenues to meet our cash flow needs.  As a result, our auditors have expressed substantial doubt about our ability to continue as a going concern.  Although we have generated revenue, we are still operating at a net loss, and may continue to incur losses for a period of time.  We incurred a net loss of $6.66 million for the six months ended June 30, 2007 and $3.12 million for the year ended December 31, 2006.  We cannot assure you that we will be able to obtain sufficient funds from our operating or financing activities to support our continued operations.  If we cannot continue as a going concern, we may need to substantially revise our business plan or cease operations, which may reduce or negate the value of your investment.

The sale of the shares of our common stock acquired in private placements could cause the price of our common stock to decline.

In our December/February Private Placements, in the aggregate, we issued a total of $5.2 million principal amount of convertible debentures and warrants to purchase 1,350,947 shares of our common stock.  In our August 2007 Private Placement we issued 13,000 shares of our Series A Stock, $8.00 million principal amount of convertible debentures and warrants to purchase 2,584,198 shares of our common stock.  In connection with our acquisition of AccessLine, we issued 3,939,565 shares of our common stock, and may issue up to an additional 2,500,000 shares upon the achievement of certain future financial objectives.  See "PROSPECTUS SUMMARY—Recent Financings," above, and "Management's Discussion and Analysis of Financial Condition and Results of Operation—Overview," below.  We have agreed to register for resale by the investors the shares of common stock issuable upon the conversion of the debentures and Series A Stock and the exercise of the warrants we issued in our December/February Private Placements and our August 2007 Private Placements, as well as the shares of common stock we issued in connection with our acquisition of AccessLine.  The conversion or exercise into our common stock and the registration of that common stock could result in a substantial increase in the number of shares in our public float.  Depending upon market liquidity at the time a resale of our common stock is made by the investors in such private placements, such sale could cause the trading price of our common stock to decline.  In addition, the sale of a substantial number of shares of our common stock, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We have significant indebtedness and agreed to certain restrictions as a result of our recent private placement of convertible debentures.

We incurred $13.2 million in principal amount of indebtedness as a result of the issuance of the debentures in our December/February Private Placements and our August 2007 Private Placement, the principal balance of which is $9.95 million as of September 25, 2007.  The debentures carry substantial covenants that impose significant restrictions on us, including restrictions against incurring additional indebtedness, creating any liens on our property, amending our certificate of incorporation or bylaws, redeeming or paying dividends on shares of our outstanding common stock, and entering into certain related party transactions.  The debentures also carry substantial covenants that impose significant requirements on us, including, among others, requirements that:

•	we pay interest and other charges on the debentures;
•	we use the proceeds from the sale of the debentures only for permitted purposes;
•
while the debentures are outstanding, if we issue equity or equity linked securities at a price lower than the conversion price of the debentures, then the conversion price of the debentures will be reduced to the same price of the equity or equity linked securities so issued;

•
we keep reserved out of our authorized shares of common stock sufficient shares to satisfy our obligation to issue shares on conversion of the debentures and the exercise of the related warrants issued in connection with the sale of the debentures;

•
we must file a registration statement with the SEC registering the shares of common stock issuable upon the conversion of the debentures and the exercise of the related warrants on a timely basis, and it must be declared effective within a certain period of time, or else we are required to pay to each investor partial liquidated damages as explained under "PROSPECTUS SUMMARY—Recent Financings," above; and

•	we may not, directly or indirectly, redeem, purchase or otherwise acquire any capital stock or set aside any monies for such redemption, purchase or other acquisition.

Our ability to comply with these provisions may be affected by changes in our business condition or results of our operations, or other events beyond our control.  The breach of any of these covenants could result in a default under the debentures, permitting the holders thereof to accelerate the maturity of the debentures and demand repayment in full.  Such actions by such holders could impair our ability to operate or cause us to seek bankruptcy protection.

Certain covenants we agreed to in connection with the debentures may impair our ability to issue additional debt or equity.

Our December debentures and our August debentures impose significant covenants on us, some of which may impair our ability to issue additional debt or equity, if necessary.  For example, the investors in our August 2007 Private Placement have the right to participate in any financing we undertake through the date that is the 12 month anniversary of the effectiveness of the registration statement we agreed to file for the re-sale of our shares of common stock issuable upon conversion and exercise of the securities we issued in our August 2007 Private Placement.

If we pay interest or principal on the debentures in shares of common stock when our stock price is low, the holders thereof have the ability to negatively affect our stock price and to create a greater dilution to our stockholders.

We have the right to pay interest and monthly principal payments in cash, or upon notice to the holders and compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures, we can pay all or a portion of any such payment in common stock valued at a price equal to the lesser of the then effective conversion price or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.  To the extent that we pay principal or interest in common stock during a period when our common stock price is low, such investor will receive a larger number of shares of our common stock as a result of the conversion, which such investor could sell at high volumes to drive the VWAP downward.  Downward pressure on the price of our common stock from consecutive conversions could result in the investors receiving payment on the debentures at successively lower conversion rates, thereby causing a successively greater dilution of our stockholders, and causing a downward spiraling affect on the price of our stock (a so-called "death spiral").  Further, to the extent that conversion of the debenture requires us to issue more shares of common stock, we are obligated to register the additional shares of stock under a new registration statement.

Our failure to secure registration of the common stock could result in substantial liquidated damages.

Under the terms of the registration rights agreements we entered into with the investors in connection with our December/February Private Placements, we agreed to file two separate registration statements covering the resale of the shares of common stock underlying the securities we sold in such private placements, and to maintain the effectiveness of the registration statements (subject to certain limitations) for a period of time until the holders can sell the underlying common stock without volume restrictions under Rule 144(k) of the Securities Act.  If the registration statement of which this prospectus is a part is not declared effective within an agreed to time period, or if we fail to maintain the effectiveness of either of the registration statements, we are required to pay to the investors partial liquidated damages as explained under "PROSPECTUS SUMMARY—Recent Financings," above.

We also entered into registration rights agreements with the investors from our August 2007 Private Placement and the holders that received shares of our common stock in connection with our AccessLine acquisition that contain terms substantially identical to those discussed above.  If those registration statements are not declared effective by the SEC by an agreed to date, or if we fail to maintain the effectiveness of either of the registration statements, we are also required to pay partial liquidated damages as explained under "PROSPECTUS SUMMARY—Recent Financings," above.

Our failure to repay the debentures could result in substantial penalties against us, and legal action which could substantially impair our operations.

The debentures we issued require monthly principal payments equal to 1/18th of the principal amount due under each debenture.  Such payments began July 1, 2007 and continue through December 31, 2008 with respect to our December debentures.  Such payments begin on December 1, 2007 and continue through June 30, 2009 with respect to our August debentures.  The debentures accrue interest at the rate of 6% per annum, payable quarterly and on each monthly principal payment.  We have the right to pay interest and monthly principal payments in cash, or upon notice to the holders and compliance with certain equity conditions, we can pay all or a portion of any such payment in common stock.  See "SELLING STOCKHOLDERS—Payment of Debentures; Conversion," below.  To repay the debentures in cash, we will be required to use our limited working capital or raise additional funds.  If we are unable to repay the debentures when required, either in cash or in common stock, the holders could commence legal action against us.  Any such action could impose significant costs on us and require us to curtail or cease operations.

In addition, the debentures define certain events of default, including without limitation failure to make a payment obligation, failure to observe other covenants of the debenture or related agreements (subject to applicable cure periods), breach of representation or warranty, bankruptcy, default under another significant contract or credit obligation, delisting of our common stock, a change in control, failure secure and maintain an effective registration statement covering the resale of the common stock underlying the debentures and the warrants, or failure to deliver share certificates in a timely manner. In the event of default, which is not cured within specified grace periods, the holders of the debentures have the right to accelerate all amounts outstanding under the debentures and demand payment of a mandatory default amount equal to 130% of the amount outstanding under the debenture, plus accrued interest and expenses.  If we were unable to repay the mandatory default amount when required, the holders could commence legal action against us.  Any such action could impose significant costs on us and require us to curtail or cease operations.

If we need additional financing in the future and are required to issue securities which are priced at less than the conversion price of our convertible debentures or the exercise price of warrants sold in our recent private placements, it will result in additional dilution.

In recent private placements, we have issued Series A Stock and debentures convertible into, and warrants to purchase, shares of our common stock.  Both our Series A Stock, the debentures and the warrants contain provisions that will require us to reduce the conversion price and exercise price, as the case may be, if we issue additional securities while our Series A Stock, the debentures or warrants are outstanding which contain purchase prices, conversion prices or exercise prices less than the conversion price of our Series A Stock or the debentures or the exercise price of the warrants.  If this were to occur, current investors, other than the investors in our recent private placements would sustain material dilution in their ownership interest.

The market price of our securities could be adversely affected by sales of registered and restricted securities.

Actual sales or the prospect of future sales of shares of our common stock under Rule 144 may have a depressive effect upon the price of, and market for, our common stock.  As of September 25, 2007, 23,066,915 shares of our common stock were issued and outstanding. 11,318,958 of these shares are "restricted securities" and under some circumstances may, in the future, be under a registration under the Securities Act or in compliance with Rule 144 adopted under the Securities Act.  In general, under Rule 144, subject to the satisfaction of other conditions, a person who has beneficially owned restricted shares of common stock for at least one year is entitled to sell, within any three month period, a number of shares that:

•	does not exceed the greater of 1% of the total number of outstanding shares of the same class; or
•	if the common stock is quoted on NASDAQ or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale.

A person who presently is not and who has not been one of our affiliates for at least three months immediately preceding a sale and who has beneficially owned the shares of common stock for at least two years is entitled to sell these shares under Rule 144 without regard to any of the volume limitations described above.  We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time to time.  Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

In addition to the 11,318,958 shares of "restricted securities" that were issued and outstanding as of September 25, 2007, an aggregate of 19,551,449 shares of common stock that have been issued or will be issuable upon the conversion and exercise of outstanding debentures, preferred stock and warrants are or will be registered for resale in registration statements, not including shares of common stock issuable upon conversion of interest accrued on the debentures.  The additional overhang represented by these registered and to-be registered securities could also have a depressive effect on the public trading price of our common stock.

Risks Related to Our Business

We face competition from much larger and well-established companies.

We face competition in the videoconferencing industry and in the VoIP telephony industry from much larger and well-established companies.  These companies have or may have greater financial resources, production, sales, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products, and more experience in research and development than we have.  In addition, other established or new companies may develop or market products competitive with, or superior to, our products.  We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our products and services obsolete.  Our success will depend in large part on our ability to maintain a competitive position with our products.

Lower than expected market acceptance of our products or services would negatively impact our business.

We have yet to establish significant customer acceptance of our products or services.  End-users will not begin to use our products or services unless they determine that our products and services are reliable, cost-effective and an effective means of communication.  For some end-users, our products and services are a major capital purchase and purchase decisions are greatly influenced by senior management who are subject to increasing pressures to reduce costs.  These and other factors may affect the rate and level of market acceptance of our products, including:

•	our products price relative to competing products or alternative means of communication;
•	effectiveness of our sales and marketing efforts;
•	capital equipment budgets of our targeted end-users;
•	perception by our targeted end-users of our systems' reliability, efficacy and benefits compared to competing technologies;
•	willingness of our targeted end-users to adopt new technologies; and
•	development of new products and technologies by our competitors.

If our products and services do not achieve market acceptance, our ability to achieve any level of profitability would be harmed and our stock price would decline.

We may encounter difficulties in integrating acquired products, technologies or businesses, which could adversely affect our business.

We recently acquired products and/or assets from each of AVS and AccessLine, and may in the future acquire technology, products or businesses related to our current or future business. We have limited experience in acquisition activities and may have to devote substantial time and resources to the integration and operation of our newly acquired business or any future acquisitions. Further, these past and potential acquisitions entail risks, uncertainties and potential disruptions to our business. For example, we may not be able to successfully integrate an acquired company's operations, technologies, products and services, information systems or personnel into our business. Further, businesses we acquire, such as the hosted VoIP business we acquired from AccessLine, may not provide the intended complementary fit with our existing business.  An acquisition may further strain our existing financial and managerial controls, and divert management's attention away from our other business concerns.  There may also be unanticipated costs and liabilities associated with an acquisition that could adversely affect our operating results.

If we do not effectively manage our growth, our business may be significantly harmed.

We recently acquired each of AVS and AccessLine with their attendant operations, systems and employees.  To implement our business strategy, we expect continued growth in our employee and infrastructure requirements, particularly as we expand our engineering, sales and marketing capacities.  To manage our growth, we must integrate and augment our operational and financial systems, hire and train additional qualified personnel, and expand our marketing and distribution capabilities.  We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations.  If we cannot manage our growth effectively, our business will suffer.

Price competition would negatively impact our business.

Our profitability could be negatively affected in the future as a result of competitive price pressures in the sale of videoconferencing and IP telephony systems, which could cause us to reduce the price of our systems.  Any such reduction could have an adverse impact on our product margins and profitability.

The sales cycle for our videoconferencing system can be long and unpredictable.

Selling our products and services often requires several customer meetings and demonstrations and the time from introduction to sale of our videoconferencing system can take months as end-users educate themselves on the benefits of products and services.  Our quarterly revenues and operating results depend upon the timing of orders received during a given quarter and the shipment and recognition of resulting revenue during each quarter, each of which is extremely difficult to forecast.

The high unit price of our system, as well as other factors may contribute to substantial fluctuations in our operating results and stock price.

Because of a relatively high unit price of our system, and the relatively small number of units sold each quarter, each sale of our system can represent a significant component of our revenue for a particular quarter.  Therefore, if we do not sell one of our systems when anticipated, our operating results may vary significantly and our stock price may be materially harmed.  These fluctuations and other potential fluctuations mean that you should not rely upon our operating results in any particular period as an indication of future performance.  In particular, factors which may contribute to these fluctuations may include:

•	timing of when we are able to recognize revenue associated with sales of our system, which varies depending upon the terms of the applicable sales and service contracts;
•	timing and level of expenditures associated with new product development activities;
•	timing of the announcement, introduction and delivery of new products or product upgrades by us or by our competitors;
•	timing and level of expenditures associated with expansion of sales and marketing activities such as trade shows and our overall operations; and
•	changes in a customer's financial condition.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenues and substantial variation from our projections, particularly during the periods in which our sales volume is low.  Any failure to meet investor expectations regarding our operating results may cause our stock price to decline.

We may experience delays in product introductions and our products may contain defects which could seriously harm our results of operations.

We may experience delays in the introduction of new products and enhancements.  Delays in product or enhancement release dates, whether caused by factors such as unforeseen technology issues or otherwise, could negatively impact our sales revenue in the relevant period.  In addition, we may terminate new product or enhancement development efforts prior to any introduction of a new product or enhancement.  Any delays for new product offerings currently under development or any product defect issues or product recalls could adversely affect the market acceptance of our products, our ability to compete effectively in the market, and our reputation, and therefore, could lead to decreased product sales and could seriously harm our results of operations.

Risks Relating to Our Industry

We face risks associated with our products and product development, including new product introductions and transitions.

The videoconferencing industry is characterized by rapidly changing technology, such as the recent demand for high definition video technology, evolving industry standards and frequent new product introductions, which may result in products that are superior to ours.  If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products may become less useful or obsolete and our operating results will suffer.  To compete successfully, we will need to continue to demonstrate the advantages of our products and services over alternative products and technologies, and convince end users of the advantages of our products and services.

The success of all our products and services depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, proper positioning of new products in relation to our total product portfolio and their relative pricing, differentiation of new products from those of our competitors, and market acceptance of these products.  Additionally, properly addressing the complexities associated with compatibility issues, channel partner and sales force training, technical and sales support, as well as field support, are also factors that may affect our success.

Because the communications industry is characterized by competing intellectual property, we may be sued for violating the intellectual property rights of others.

The videoconferencing and VoIP telephony industries are susceptible to litigation over patent and other intellectual property rights.  Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain.  We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued.

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate the terms of a license to which we are a party, we could be prevented from selling our products unless we could obtain a license or were able to redesign the product to avoid infringement.  If we were unable to obtain a license or successfully redesign our system, we might be prevented from selling our system.  If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, or a settlement or ongoing royalties.  In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline.

Risks Related to the Market for Our Common Stock

We may experience significant fluctuations in the market price of our common stock.

The market price of our common stock may experience significant fluctuations.  These fluctuations may be unrelated or out of proportion to our operating performance, and could harm our stock price.  Any negative change in the public's perception of the prospects of companies that employ similar technology or sell into similar markets could also depress our stock price, regardless of our actual results.

The market price of our common stock may be significantly affected by a variety of factors, including:

•	the announcement of new products, product enhancements, new services or service enhancements by us or our competitors;
•	announcements of strategic alliances or significant agreements by us or by our competitors;
•	technological innovations by us or our competitors;
•	quarterly variations in our results of operations;
•	acquisition of one of our competitors by a significantly larger company;
•	general market conditions or market conditions specific to technology industries;
•	sales of large blocks of our common stock; and
•	domestic and international macroeconomic factors.

Our board of directors has the right to issue additional shares of common stock or preferred stock, without stockholder consent, which could have the effect of creating substantial dilution or impeding or discouraging a takeover transaction.

Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock as it did in our August 2007 Series A Private Placement.  Any additional issuance of common stock or the issuance of preferred stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management.  Specifically, if in the due exercise of its fiduciary obligations, our board of directors was to determine that a takeover proposal was not in the best interest of the Company or our stockholders, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;
•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or
•	effecting an acquisition that might complicate or preclude the takeover.

If the holders of our outstanding convertible securities convert or exercise such securities into common stock, we will issue up to 15,076,072 shares, which will materially dilute the voting power of our currently outstanding common stock and possibly result in a change of control of our company.

As of September 25, 2007, we had 23,066,915 shares of common stock outstanding.  As of September 25, 2007, we also have Series A Stock that convert into 4,626,335 shares of common stock (assuming conversion at the current conversion price of $2.81), debentures which convert into 3,440,296 shares of common stock (assuming conversion at their respective current conversion price and assuming payment of all accrued interest in cash), warrants which are exercisable for 3,837,929 shares of common stock and stock options exercisable for 3,171,512 shares of common stock.  The conversion price and exercise price, respectively, of the securities we issued in our recent private placements is subject to adjustment.  If such conversion price or exercise price is adjusted, this would lead to the issuance of additional shares upon conversion or exercise, as applicable.  If the holders of our Series A Stock, debentures, warrants, and stock options convert or exercise their securities into common stock, it will materially dilute the voting power of our outstanding common stock and may result in a change of control of our company.

An investment in our company may be diluted in the future as a result of the issuance of additional securities, the conversion of debentures, or the exercise of options or warrants.

To raise additional capital to fund our business plan, we may issue additional shares of common stock or securities convertible, exchangeable or exercisable into common stock from time to time, which, as further explained in the risk factor above, could result in substantial dilution to current stockholders.  The issuance of additional debt securities would result in increased expenses and could result in covenants that would restrict our operations.  No arrangements for any such offering exist, and no assurance can be given concerning the terms of any future offering or that we will be successful in issuing common stock or other securities at all.  If adequate funds are not available, we may not be able to continue our operations or implement our planned additional research and development activities, any of which would adversely affect our results of operations and financial condition.

We may be the subject of securities class action litigation due to future stock price volatility.

In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock.  If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit.  The lawsuit could also divert the time and attention of our management.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date.  In addition, we are currently restricted from paying any dividends on our common stock under the terms of our outstanding debentures.  Even absent such restriction, we currently intend to retain our future earnings, if any, to fund the development and growth of our business.  In addition, the terms of any future debt or credit facility, if any, may preclude us from paying dividends.  As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Because we will be required to comply with the internal control attestation provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning for the fiscal year ended December 31, 2007, our compliance with the SEC's rules concerning internal controls will be costly, time-consuming and difficult for us.

The Sarbanes-Oxley Act of 2002, or "SOX," that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices.  Currently, the SEC's rules under Section 404 of SOX will require us to have our management attest to the adequacy of our internal controls in our annual report on Form 10-KSB for the year ended December 31, 2007.  No member of our management has any experience in complying with Section 404.  Furthermore, we have been advised by our independent registered public accounting firm that we will be required to make substantial changes to our internal controls in order for our management to be able to attest that as of December 31, 2007, our internal controls are effective.  Larger public companies which have been required to comply with Section 404 have encountered significant expenses, both from diversion of management time and attention, the acquisition of new computer software, the employing of additional personnel and training and third party internal controls consultants.  While our business is not as sophisticated or complex as these larger companies, we anticipate it will be time-consuming, costly and difficult for us to develop and implement the internal controls necessary for our management to attest that our internal controls are effective as of December 31, 2007.  We may need to hire additional financial reporting and internal controls personnel, acquire software and retain a third party consultant during 2007.  If our management is unable to attest that our internal controls are effective as of December 31, 2007, investors may react by selling our stock and causing its price to fall.

Our common stock is traded on the OTC Bulletin Board, which may be detrimental to investors.

Our common stock is currently traded on the OTC Bulletin Board.  Stocks traded on the OTC Bulletin Board generally have limited trading volume and exhibit a wide spread between the bid/ask quotation.  Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active.

Our directors, executive officers and 5% stockholders beneficially own approximately 29.90% of our outstanding common stock, which could limit your ability to influence the outcome of key transactions, including changes of control.

As of September 25, 2007, our directors, executive officers, and holders of 5% or more of our outstanding common stock, beneficially own, in the aggregate, approximately 29.90% of our outstanding common stock.  As a result, a small number of shareholders will have voting control and would be able to control the election of directors and the approval of significant corporate transactions.  This concentration of ownership may also delay, deter or prevent a change of control of our company and will make some transactions more difficult or impossible without the support of these shareholders.

Our common stock is subject to penny stock rules.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended, or the "Exchange Act," which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouse)).  For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale.  This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock.  Additionally, our common stock is subject to the SEC regulations for "penny stock."  Penny stock includes any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock.  This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock.  The regulations also require that monthly statements be sent to holders of penny stock which disclose recent price information for the penny stock and information of the limited market for penny stocks.  These requirements adversely affect the market liquidity of our common stock.

USE OF PROCEEDS

This prospectus covers 2,528,563 shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. We will, however, receive proceeds from the exercise of warrants to purchase 701,040 shares of our common stock held by the selling stockholders to the extent the exercise price of such warrants is paid with cash.  If the exercise price of all such warrants is paid with cash, we would receive approximately $1,162,758.  We will use the proceeds from the exercise of these warrants, if any, for general corporate purposes.  A substantial number of the warrants contain a cashless exercise provision whereby each holder, at its option, may exercise the warrant by surrender and cancellation of a portion of the shares of our common stock issuable upon the exercise of the warrant based on the difference between the then current market price of our common stock and the exercise price of the warrant.  However, cashless exercise of the warrants we issued in our February 2007 Private Placement can only be effected on or after February 12, 2008 and only if there is no effective registration statement covering the resale of the shares underlying such warrants.  If a holder of a warrant elects to exercise its warrant on a cashless basis, we would not receive any proceeds from such exercise but instead would issue fewer shares of our common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders may offer and sell the shares of common stock covered by this prospectus at prevailing market prices or privately negotiated prices. See "Plan of Distribution."

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock trades publicly on the OTC Bulletin Board under the symbol "TNXI". The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities.  The OTC Bulletin Board securities are traded by a community of market makers that enter quotes and trade reports.  This market is extremely limited and any prices quoted may not be a reliable indication of the value of our common stock.

Our stock began trading on the OTC Bulletin Board on April 17, 2006.  The following table sets forth the high and low bid prices per share of our common stock by the OTC Bulletin Board for the periods indicated as reported on the OTC Bulletin Board.

For the year ended December 31, 2007	High	Low
Third Quarter (through September 25, 2007)	$5.08	$2.75
Second Quarter	$7.39	$4.60
First Quarter	$5.76	$1.16

For the year ended December 31, 2006	High	Low
Fourth Quarter	$1.55	$0.80
Third Quarter	$2.25	$1.10
Second Quarter (beginning April 17, 2006)	$3.25	$1.70

The quotes represent inter-dealer prices, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.  The trading volume of our securities fluctuates and may be limited during certain periods.  As a result of these volume fluctuations, the liquidity of an investment in our securities may be adversely affected.

Holders of Record

As of September 25, 2007, 23,066,915 shares of our common stock were issued and outstanding, and held by approximately 128 stockholders of record.

Transfer Agent

Our transfer agent is Empire Stock Transfer, Inc., 2470 St. Rose Parkway, Suite 304, Henderson, Nevada 89074.

Dividends

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock.  In addition, we are restricted from paying any dividends on our common stock under the terms of our December debentures and August debentures.  Any future determination to pay dividends will be at the discretion of our board of directors.

Securities Authorized for Issuance under Equity Compensation Plans

The table below sets forth information as of December 31, 2006, with respect to compensation plans under which our common stock is authorized for issuance.  The only compensation plan under with our common stock is authorized for issuance is our 2005 Equity Incentive Plan, which was approved by our stockholders.

Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
3,351,512	$0.30	1,348,488

SELLING STOCKHOLDERS

We are registering 2,528,563 shares of our common stock to be offered for re-sale by the selling stockholders pursuant to this prospectus.  The shares were acquired, or are acquirable upon exercise of securities acquired, by the selling stockholders from us in the three private placements discussed below.  See also "PROSPECTUS SUMMARY—Recent Financings," above.  In connection with these private placements, we agreed to file a registration statement with the SEC to register the selling stockholders' re-sale of those shares.  This prospectus is a part of that registration statement.

In March 2005, we granted warrants to purchase 50,000 shares of our common stock at $1.25 per share to each of William Corbett and Michael Jacks, which expire, if not exercised, on March 31, 2008.  In July 2005, we sold additional warrants to purchase up to 100,000 shares of our common stock at $1.80 per share to each of Messrs. Corbett and Jacks for a total of $10,000. These warrants expire, if not exercised, on June 30, 2008.  Accordingly, each of Messrs. Corbett and Jacks hold warrants to purchase up to 150,000 shares of our common stock, all of which may be offered for re-sale pursuant to this prospectus.

On August 14, 2006, we entered into an independent consulting agreement for investors' communication and public relations services with Salzwedel Financial Communications.  Pursuant to terms of that agreement, we issued an aggregate of 540,000 shares of our common stock to Salzwedel Financial Communications in exchange for services provided thereunder.

In our February 2007 Private Placement, we issued an aggregate of $1.54 million face principal amount of debentures at an original issue discount of 12.5% and warrants to purchase an aggregate of 401,040 shares of our common stock to four unaffiliated institutional investors - Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, ena, and Crescent International Ltd., resulting in net proceeds to us of $1.31 million, after deducting fees and expenses.  In July and August 2007, the holders of our February debentures elected to convert the entire principal amount of such debentures into 1,002,598 shares of our common stock, reflecting a conversion price of $1.54 per share.  We issued an additional 200,520 shares of our common stock to such holders as an inducement for the early conversion and acceptance of unregistered shares.

In addition, included in the 2,528,563 shares that we are registering are 84,405 shares of our common stock issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on our December debentures.

The following table provides information regarding the beneficial ownership of the outstanding shares of our common stock by the selling stockholders.  In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, we have included all shares of common stock owned or beneficially owned by that selling stockholder without taking into account certain contractual limitations on conversion and exercise that are applicable to Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy, Master Fund LLC, ena and Crescent International Ltd. that would otherwise limit their beneficial ownership of our common stock to no more than 4.99% or 9.99% of the total shares of our outstanding common stock.  Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act and includes shares which can be acquired within 60 days through exercise or conversion of a security. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.  Each selling stockholders' percentage of ownership in the following table is based on 23,066,915 shares of our common stock outstanding as of September 25, 2007.

	Beneficial Ownership Before Offering				Beneficial Ownership After Offering (1)
Name	Number of Shares		# of Shares Being Registered		Shares	%
Salzwedel Financial Communications (2)	540,000		540,000		-	-
William Corbett	180,000	(3)	150,000		30,000	*
Michael Jacks	153,600	(4)	150,000		3,600	*
Enable Growth Partners LP (9)	7,737,855	(5)	894,241	(11)	6,885,906	26.99%
Enable Opportunity Partners LP (9)	1,690,890	(6)	105,756	(12)	1,590,111	6.23%
Pierce Diversified Strategy Master Fund LLC, ena (9)	420,745	(7)	52,392	(13)	370,874	1.45%
Crescent International Ltd. (10)	1,715,521	(8)	636,174	(14)	1,113,962	4.37%
Total	12,438,611		2,528,563		9,994,453
* Less than 1%

(1) Assumes all of the shares being offered under this prospectus will be sold by the selling stockholders.  However, we are unable to determine the exact number of shares that will actually be sold or when or if sales will occur.

(2) Jeffrey L. Salzwedel is the president of Salzwedel Financial Communications and, as such, has the power to direct the vote and disposition of these shares.
(3) Consists of (i) 30,000 shares issued and outstanding and (ii) 150,000 shares issuable upon exercise of warrants.
(4) Consists of (i) 3,600 shares issued and outstanding and (ii) 150,000 shares issuable upon exercise of warrants.
(5) Consists of (i) 1,289,316 shares issued and outstanding, (ii) 650,405 shares issuable upon conversion of a debenture and 224,138 shares issuable upon exercise of a warrant, each of which were issued in our December 2006 Private Placement, (iii) 212,987 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement, and (iv) 2,704,626 shares issuable upon conversion of Series A Preferred Stock, 1,180,163 shares issuable upon conversion of a debenture, and 1,476,220 shares issuable upon exercise of warrants, all issued in our August 2007 Private Placements.  Does not include any shares potentially issuable upon conversion of accrued and unpaid interest on the debentures.

(6) Consists of (i) 151,976 shares issued and outstanding, (ii) 76,518 shares issuable upon conversion of a debenture and 26,369 shares issuable upon exercise of a warrant, each of which were issued in our December 2006 Private Placement, (iii) 25,195 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement and (iv) 711,744 shares issuable upon conversion of Series A Preferred Stock, 310,598 shares issuable upon conversion of a debenture, and 388,490 shares issuable upon exercise of warrants, all issued in our August 2007 Private Placements.  Does not include any shares potentially issuable upon conversion of accrued and unpaid interest on the debentures.

(7) Consists of (i) 74,516 shares issued and outstanding, (ii) 38,260 shares issuable upon conversion of a debenture and 13,184 shares issuable upon exercise of a warrant, each of which were issued in our December 2006 Private Placement, (iii) 12,468 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement, and (iv) 142,349 shares issuable upon conversion of Series A Preferred Stock, 62,228 shares issuable upon conversion of a debenture, and 77,740 shares issuable upon exercise of warrants, all issued in our August 2007 Private Placements.  Does not include any shares potentially issuable upon conversion of accrued and unpaid interest on the debentures.

(8) Consists of (i) 787,987 shares issued and outstanding, (ii) 500,928 shares issuable upon conversion of a debenture and 276,216 shares issuable upon exercise of a warrant, each of which were issued in our December 2006 Private Placement and (iii) 150,390 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement.  Does not include any shares potentially issuable upon conversion of accrued and unpaid interest on the debenture.

(9) Mitch Levine is the managing partner of each these entities and, as such, has the power to direct the vote and disposition of these shares.  Mr. Levine disclaims beneficial ownership of these shares.

(10) Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd.  Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.

(11) Consists of (i) 638,962 shares issued and outstanding, (ii) 212,987 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement and (iii) 42,292 shares issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on our December debentures.

(12) Consists of (i) 75,584 shares issued and outstanding, (ii) 25,195 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement and (iii) 4,977 shares issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on our December debentures.

(13) Consists of (i) 37,403 shares issued and outstanding, (ii) 12,468 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement and (iii) 2,521 shares issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on our December debentures.

(14) Consists of (i) 451,169 shares issued and outstanding, (ii) 150,390 shares issuable upon exercise of a warrant issued in our February 2007 Private Placement and (iii) 34,615 shares issued or issuable upon conversion of interest for the period July 1, 2007 to December 31, 2008 on our December debentures.

To our knowledge, based on information obtained from the selling stockholders, none of the selling stockholders currently have short positions in our common stock, nor is any of the selling stockholders a registered broker-dealer or an affiliate of a broker-dealer, other than each of Messrs. Corbett and Jacks, each of whom is an affiliate of a broker-dealer.  Each of Messrs. Corbett and Jacks represented to us that each of them bought the shares of common stock offered for re-sale hereby in the ordinary course of business, and at that time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the common stock registered for re-sale hereunder.

Relationships With the Selling Stockholders

None of the selling stockholders has had any position, office or other material relationship with us within the past three years except as follows:

Before our February 2007 Private Placement, in our December 2007 Private Placement, we issued an aggregate of $3.66 million principal amount of debentures at an original issue discount of 12.5% and warrants to purchase an aggregate of 949,907 shares of our common stock to Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, ena, and Crescent International Ltd.  See "PROSPECTUS SUMMARY--Recent Financings," above.  We previously registered for re-sale by such selling stockholders, in the aggregate, 3,360,298 shares of our common stock.  Before the December 2007 Private Placement, none of Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, ena, and Crescent International Ltd., nor any of their affiliates, held any shares of our common stock.  Other than the registration for re-sale described above, we have not previously registered any shares of our common stock on behalf of any of these selling stockholders.

In our August 2007 Private Placements, we issued 10,000 shares of our Series A Stock, an aggregate of $5.72 million principal amount of debentures at an original issue discount of 12.5% and warrants to purchase an aggregate of 1,942,450 shares of our common stock to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena.  See "PROSPECTUS SUMMARY--Recent Financings," above.  We have agreed to register for re-sale by such investors the shares of our common stock issuable to them upon conversion and exercise of the securities we issued to them in our August 2007 Private Placements.

Salzwedel Financial Communications acted as our advisor in connection with private placements we completed in November 2006 and has acted as our investment relations advisor since August 2006.  Before the issuance of the 540,000 shares to Salzwedel Financial Communications in exchange for services in August 2006, neither Salzwedel Financial Communications nor any of its affiliates, held any shares of our common stock.

Mr. Corbett held 30,000 shares of our common stock at the time he acquired the warrants issued to him in March and April 2005, otherwise neither Mr. Corbett nor Mr. Jacks, nor any of their affiliates, held any shares of our common stock before the issuance of warrants to them in March and April 2005.

We have not previously registered for re-sale any shares of our common stock on behalf of Mr. Corbett, Mr. Jacks, Salzwedel Financial Communications, or any of their affiliates.

Payment of Debentures; Conversions

In July and August 2007, the holders of our February debentures elected to convert the entire principal amount of such debentures into 1,002,598 unregistered shares of our common stock reflecting a conversion price of $1.54 per share (all of which are registered for re-sale under this prospectus). As a result of this conversion, we no longer have any payment obligations under these debentures, which would have totaled $1,644,617 in the aggregate, assuming all payments, principal and interest, were paid in cash and the debentures were held until maturity.  We issued an additional 200,520 unregistered shares of our common stock to the holders of these debentures as an inducement for the early conversion and acceptance of unregistered shares (all of which are registered for re-sale under this prospectus).

With respect to our December debentures, as of September 25, 2007, the holders of such debentures have elected to convert approximately $1.71 million of the principal amount of such debentures into 1,108,658 shares of our common stock, reflecting a conversion price of $1.54 per share.

With respect to our August debentures, as of September 25, 2007, the entire principal amount ($8.00 million) is outstanding and no payments of principal or interest have become due or paid.

Following the conversions discussed above, the aggregate remaining face value of our outstanding debentures, which consist of our December debentures and our August debentures, is $9.95 million.  Further, as a result of conversions, monthly principal payments on our December debentures have been satisfied through January 2008, and the next monthly principal payment is due February 1, 2008.  Our first monthly principal payment on our August 2007 debentures is due December 1, 2007.  The total monthly principal payment amounts on both our December debentures and August debentures are scheduled to be as follows:

	Monthly Principal Payment Amount
Date	December Debentures	August Debentures	Total
12/1/2007	$0	$444,450	$444,450
1/01/2008	0	444,450	444,450
2/1/2008	9,524	444,500	454,024
3/1/2008	111,712	444,500	556,212
4/1/2008	203,175	444,500	647,675
5/1/2008	203,175	444,500	647,675
6/1/2008	203,175	444,500	647,675
7/1/2008	203,175	444,500	647,675
8/1/2008	203,175	444,500	647,675
9/1/2008	203,175	444,500	647,675
10/1/2008	203,175	444,500	647,675
11/1/2008	203,175	444,500	647,675
12/1/2008	203,171	444,500	647,671
1/01/2009	-	444,500	444,450
2/01/2009	-	444,500	444,450
3/01/2009	-	444,500	444,450
4/01/2009	-	444,500	444,450
5/01/2009	-	444,500	444,450
	$1,949,807	$8,001,000	$9,950,807

Assuming monthly principal payments are made in accordance with the schedule set forth above, the amount of interest to be paid through maturity is (i) $113,910 with respect to our December debentures, or on average, $7,000 per month, and (ii) $461,391 with respect to our August debentures, or on average, $26,000 per month.

We have the right to pay interest and monthly principal payments due in respect of the debentures in cash, or upon notice to the holders and compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures, which we currently do with respect to our December debentures, we can pay all or a portion of any such payment in common stock valued at a price equal to the lesser of the then effective conversion price (currently $1.54 for our December debentures and $3.68 for our August debentures) or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.  On the other hand, if the holders voluntarily elect to convert all or a portion of the debentures into common stock, the conversion price will be the then effective conversion price.  The conversion of these debentures could result in substantial dilution to our existing stockholders.

The closing market price of our common stock was $3.68 on September 25, 2007.  Subject to compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures and subject to the applicable cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion, we have the right to force conversion of the entire amount of principal and accrued interest of the debentures if the average of the VWAP for our common stock exceeds 200% of the effective conversion price for 20 trading days out of a consecutive 30 trading day period. The current conversion price for our December debentures is $1.54, and therefore 200% of the conversion price is $3.08.  Since February 16, 2007, the closing market price of our common stock has exceeded $3.08.  Accordingly, assuming we meet the relevant equity conditions and subject to the applicable cap on the beneficial ownership, we may force the holders of such debentures to convert the maximum amount of principal and accrued interest into shares of our common stock at a conversion price of $1.54.

With respect to our December debentures, if the price of our common stock falls below $3.08 per share but remains substantially above $1.54 per share, we anticipate that the holders of these debentures will elect to convert monthly payments of interest and principal into shares of common stock rather than receive cash.  If the price of our common stock were to fall to a level below $1.54, the current conversion price, we intend to make principal and interest payments in cash to the extent that our cash flows from operations provide sufficient ability to do so.  If our cash flows from operations are not sufficient to make principal and interest payments in cash, we will evaluate other equity financing opportunities, the proceeds of which could be used to repay the debentures.  If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements including a conversion price based on the lower of $1.54 or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.

With respect to our August debentures, until our stock price exceeds $7.36, if ever, we intend to make principal and interest payments in cash to the extent that our cash flows from operations provide sufficient ability to do so.  If our cash flows from operations are not sufficient to make principal and interest payments in cash, we will evaluate other equity financing opportunities, the proceeds of which could be used to repay the debentures.  If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements including a conversion price based on the lower of $3.68 or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.

Possible Profits to be Realized by the Selling Stockholders on Conversion and Exercise

The following tables set forth the total possible profit the selling stockholders could realize as a result of the conversion or exercise discount for the shares of common stock underlying the debentures and warrants we issued in our February 2007 Private Placement.  As noted above, the holders of such debentures elected to convert the entire principal amount of such debentures into shares of our common stock at a $1.54 conversion price, which was the initial conversion price of the debentures.  We issued an additional 200,520 unregistered shares of our common stock to the holders of these debentures as an inducement for the early conversion and acceptance of unregistered shares.  The warrants we issued in connection these debentures remain outstanding.

In the following tables the column entitled:

•	"Market Price" reflects the closing price per share of our common stock on the date we issued the debentures and warrants in question.
•	"Debentures-Conversion Price" reflects the conversion price of the debenture.
•
"Debentures-Shares" reflects the number of shares issued or issuable upon conversion of the debenture, including the shares issued to induce early conversion and acceptance of unregistered shares, as the case may be.

•	"Warrants-Exercise Price" reflects the exercise price of the warrant on the date the warrant was issued.
•	"Warrants-Shares" reflects the number of shares issuable upon exercise of the warrant (the exercise price does not adjust relative to the price per share of our common stock at the time of exercise);
•	"Total Shares" reflects the total number of shares of our common stock issued or issuable upon conversion and exercise of the debenture and warrant.
•	"Combined Market Price" reflects the total dollar amount of the market price of our common stock calculated by multiplying the "Total Shares" amount by the "Market Price" dollar amount.
•
"Combined Conversion/Exercise Price" reflects the total dollar amount the selling stockholder will incur to convert the debentures and warrants calculated by adding together the (i) product of the "Debenture-Shares" and the "Debentures-Conversion Price" dollar amount and (ii) the product of the "Warrant-Shares" and the "Warrant-Exercise Price" dollar amount.

•
"Premium to the Market Price" or "Discount to the Market Price" reflects the premium or discount, as the case may be, the selling stockholder may realize upon conversion and exercise of the debentures and warrants.

February 2007 Private Placement Conversion Price of the Debentures Was $1.54 at the Time of Conversion
Selling Stockholder or Affiliates	Market Price ($)	Debentures		Warrants		Total Shares	Combined Market Price($)	Combined Conversion/Exercise Price ($)	Discount to the Market Price ($)
		Conversion Price ($)	Shares	Exercise Price ($)	Shares
Enable Growth Partners LP	2.49	1.54	638,962	1.69	212,987	851,949	2,121,353	1,343,950	777,403
Enable Opportunity Partners LP	2.49	1.54	75,584	1.69	25,195	100,778	250,937	158,977	91,960
Pierce Diversified Strategy Master Fund LLC, ena	2.49	1.54	37,403	1.69	12,468	49,870	124,176	78,670	45,506
Crescent International Ltd.	2.49	1.54	451,169	1.69	150,390	601,559	1,497,882	948,959	548,923

The following tables set forth the total possible profit the selling stockholders, or their affiliates, could realize as a result of the conversion or exercise discount for the shares of common stock underlying other securities held by the selling stockholders or their affiliates, but which are not being offered for re-sale hereunder.  These securities consist of the debentures and warrants we issued to the investors in our December 2006 Private Placement and in our August 2007 Private Placement.  We filed a separate registration statement to register for re-sale the shares of our common stock relating to our December 2006 Private Placement, which was declared effective on May 17, 2007.  We have agreed to file a separate registration statement to register for re-sale the shares of our common stock relating to our August 2007 Private Placements.

December 2006 Private Placement

The conversion price of our December debentures adjusts in relation to our stock price at the time of conversion only if the conversion is in response to our election to pay any amount due under the debentures in stock.  The conversion price of such debentures does not adjust in relation to our stock price if the holders voluntarily elect to convert the debentures, as they have already elected to do with respect to approximately $1.71 million of the principal amount of these debentures through September 25, 2007.  The exercise price of the warrants remains the same regardless of our stock price at the time of exercise.

For purposes of this disclosure, we took into account that, as of September 25, 2007, approximately $1.71 million of the principal amount of these debentures have already been converted into common stock at a conversion price of $1.54 per share.  In addition, we calculated the possible discount under two scenarios with respect to the debentures and assumed that the debentures are being converted in response to our election to pay the amount due in stock.  Under the first scenario we assume that the conversion price at the time of conversion remains at the initial conversion price of $1.54, which it currently is.  Under the second scenario we assume that the conversion price is adjusted to reflect an average VWAP for our common stock of $0.80 for the 10 consecutive trading days immediately before the applicable payment date (in which case the conversion price would be $0.68 (85% of $0.80)).  We chose $0.80 because it is the lowest trading price of our common stock since its first trading date in April 2006. In each case, we assume that all remaining principal and interest as to the debentures will be converted into shares of our common stock and the debentures will be outstanding for their entire term.

December 2006 Private Placement
Assuming the Conversion Price of the Debentures Remains at the Initial Conversion Price of $1.54 at the Time of Conversion of the Remaining Principal of Balance the Debentures

Selling Stockholder	Market Price ($)	Debentures		Warrants		Total Shares	Combined Market Price($)	Combined Conversion/Exercise Price ($)	Premium to the Market Price ($)
		Conversion Price ($)	Shares	Exercise Price ($)	Shares
Enable Growth Partners LP	1.48	1.54	1,342,367	1.69	504,638	1,847,005	2,733,567	2,920,083	(186,516)
Enable Opportunity Partners LP	1.48	1.54	157,926	1.69	59,369	217,295	321,597	343,540	(21,943)
Pierce Diversified Strategy Master Fund LLC, ena	1.48	1.54	78,997	1.69	29,684	108,681	160,848	171,821	(10,973)
Crescent International Ltd.	1.48	1.54	946,129	1.69	356,216	1,302,345	1,927,471	2,059,044	(131,573)

December 2006 Private Placement Assuming an Adjusted Conversion Price Reflecting an average VWAP of $0.80 at the Time of Conversion of the Remaining Principal Balance of the Debentures
Selling Stockholder	Market Price ($)	Debentures		Warrants		Total Shares	Combined Market Price($)	Combined Conversion/Exercise Price ($)	Discount to the Market Price ($)
		Conversion Price ($)	Shares	Exercise Price ($)	Shares
Enable Growth Partners LP	1.48	0.68	2,219,106	1.69	504,638	2,723,744	4,031,141	2,361,830	1,669,311
Enable Opportunity Partners LP	1.48	0.68	261,071	1.69	59,369	320,440	474,251	277,862	196,389
Pierce Diversified Strategy Master Fund LLC, ena	1.48	0.68	130,613	1.69	29,684	160,297	237,240	138,983	98,257
Crescent International Ltd.	1.48	0.68	1,619,036	1.69	356,216	1,975,252	2,923,373	1,702,950	1,220,423

August 2007 Debt Private Placement

The conversion price of our August debentures adjusts in relation to our stock price at the time of conversion only if the conversion is in response to our election to pay any amount due under the debentures in stock.  The conversion price of such debentures does not adjust in relation to our stock price if the holders voluntarily elect to convert the debentures.  The exercise price of the warrants remains the same regardless of our stock price at the time of exercise.

For purposes of this disclosure, we calculated the possible discount under two scenarios with respect to the debentures and assumed that the debentures are being converted in response to our election to pay the amount due in stock.  Under the first scenario we assume that the conversion price at the time of conversion remains at the initial conversion price of $3.68, which it currently is.  Under the second scenario we assume that the conversion price is adjusted to reflect an average VWAP for our common stock of $0.80 for the 10 consecutive trading days immediately before the applicable payment date (in which case the conversion price would be $0.68 (85% of $0.80)).  We chose $0.80 because it is the lowest trading price of our common stock since its first trading date in April 2006. In each case, we assume that all principal and interest as to the debentures will be converted into shares of our common stock and the debentures will be outstanding for their entire term.

August 2007 Debt Private Placement Assuming the Conversion Price of the Debentures Remains at the Initial Conversion Price of $3.68 at the Time of Conversion of the Debentures
Selling Stockholder	Market Price ($)	Debentures		Warrants		Total Shares	Combined Market Price($)	Combined Conversion/Exercise Price ($)	Premium to the Market Price ($)
		Conversion Price ($)	Shares	Exercise Price ($)	Shares
Enable Growth Partners LP	3.60	3.68	1,248,219	4.20	1,476,220	2,724,439	9,807,980	10,793,570	(985,590)
Enable Opportunity Partners LP	3.60	3.68	328,509	4.20	388,490	716,999	2,581,196	2,840,571	(259,375)
Pierce Diversified Strategy Master Fund LLC, ena	3.60	3.68	65,817	4.20	77,740	143,557	516,805	568,715	(51,910)
Hudson Bay Fund LP	3.60	3.68	282,523	4.20	101,505	384,028	1,382,501	1,466,006	(83,505)
Hudson Bay Overseas Fund LTD	3.60	3.68	374,495	4.20	134,549	509,044	1,832,558	1,943,247	(110,689)

August 2007 Debt Private Placement Assuming an Adjusted Conversion Price Reflecting an average VWAP of $0.80 at the Time of Conversion of the Debentures
Selling Stockholder	Market Price ($)	Debentures		Warrants		Total Shares	Combined Market Price($)	Combined Conversion/Exercise Price ($)	Discount to the Market Price ($)
		Conversion Price ($)	Shares	Exercise Price ($)	Shares
Enable Growth Partners LP	3.60	0.68	6,755,068	4.20	1,476,220	8,231,288	29,632,637	10,793,570	18,839,067
Enable Opportunity Partners LP	3.60	0.68	1,777,813	4.20	388,490	2,166,303	7,798,691	2,840,571	4,958,120
Pierce Diversified Strategy Master Fund LLC, ena	3.60	0.68	356,185	4.20	77,740	433,925	1,562,130	568,715	993,416
Hudson Bay Fund LP	3.60	3.68	1,528,950	4.20	101,505	1,630,455	5,869,638	1,466,006	4,403,631
Hudson Bay Overseas Fund LTD	3.60	3.68	2,026,676	4.20	134,549	2,161,225	7,780,410	1,943,247	5,837,165

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker dealer as principal and resale by the broker dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

 The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock registered for re-sale hereunder.  In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We are required to pay certain fees and expenses we incur incident to the registration of the shares offered for re-sale hereby.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares of our common stock being offered for re-sale pursuant to this prospectus will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares of our common stock being offered for re-sale pursuant to this prospectus may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of our common stock being offered for re-sale pursuant to this prospectus may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF BUSINESS

Our Development

We were originally incorporated in the State of Nevada in November 2002 under the name "AER Ventures, Inc." and capitalized to evaluate the potential for commercializing certain mineral claims on property located in the State of Idaho.  In 2005, we began evaluating business alternatives including the possible merger or combination with an operating company.

On August 18, 2005, we entered into an exchange agreement with Telanetix, Inc., a California corporation, or "Telanetix-California," a company that had been engaged in the development of next generation videoconferencing solutions since 2001.  Under the exchange agreement, we acquired all of the outstanding capital stock of Telanetix-California in exchange for our issuance to the stockholders of Telanetix-California an aggregate of 7,254,000 shares of our common stock.  We also issued options and warrants to purchase, in the aggregate, 4,251,512 shares of our common stock to holders of Telanetix-California options or warrants.  As a result of the exchange we now own 100% of the issued and outstanding capital stock of Telanetix-California.  In connection with the exchange we experienced a change of control, and the exchange was treated as a "reverse merger" for accounting purposes.

Effective March 15, 2006, we reincorporated from a Nevada corporation to a Delaware corporation and changed our name from "AER Ventures, Inc." to our current name, "Telanetix, Inc."

Effective April 1, 2007, we acquired AVS.  AVS provides integration, consultation and implementation services for customers desiring audio-visual and videoconferencing systems and products.  AVS was one of our channel partners who distributed our videoconferencing systems and related services in New York, New Jersey and nearby regions of the United States.  The operations of AVS as our wholly-owned subsidiary have remained the same as they did before the acquisition except that we no longer have a channel partner relationship with AVS, though it will continue to distribute and integrate our videoconferencing systems.

Effective September 14, 2007, we acquired AccessLine Holdings, Inc.  AccessLine is a Bellevue, Washington-based provider of hosted VoIP services to the small-and-medium business marketplace.  AccessLine will continue to operate its business in substantially the same manner as such business was operated before the acquisition.

Our Business

We develop and market high end videoconferencing solutions that enable users to more effectively communicate across geographic boundaries.  Our videoconferencing solutions utilize high speed internet technology to allow users to interact in a fully immersive real-time videoconferencing environment that integrates audio, video, and data from multiple locations.

We market our videoconferencing solutions under the name Digital Presence™.  In addition to a product named Digital Presence™ is a design philosophy. We seek to provide end users with a level of interaction that they would feel as if they are all present in the same room.  Digital Presence™ embodies select design elements:

•	It provides a complete immersive environment where meeting participants appear life sized and audio is of studio quality.
•
All of the underlying technology, cameras and microphones, are hidden from the user.  Systems are installed so that meeting participants maintain eye contact and interact naturally (as if in the same room) as opposed to speaking into a camera and microphone.

•	The transmission quality is engineered to eliminate jitter, poor video quality and interruptions.
•	Conferences are established with a "point and click" user interface. The system requires no expert assistance and no training to establish a connection.
•	The system has a document collaboration feature that is designed to be user-friendly and allow for the joint review and drafting of documents and presentations.

We completed the development of our initial videoconferencing solution and commenced initial product sales in 2005.  Our revenues are derived from the sale of videoconferencing products and related services.  See "Products and Services," below.

AccessLine develops and markets business phone service and solutions that enable users to more effectively manage their voice communications needs. AccessLine's business phone services utilize high speed internet technology to allow users to integrate their wireless, home, and business phones through internet-enabled call routing, unified messaging, and VoIP-enabled network management. AccessLine markets its business phone service and solutions under the names SmartVoice, SmartConference, SmartOffice, SmartNumber, SmartMessage, and Smart800.

Products and Services

We provide our customers with a complete system for videoconferencing.  The core of our system is our software components, all of which are developed internally and pre-loaded on a standard Linux server.  Our videoconferencing solutions are based on next generation IP standards.  We have implemented software-based (embedded Linux with real-time extensions) video encoders and decoders based on MPEG-4, the latest video compression technology from the International Standards Organization.  For call setup and management, we have implemented and use control protocols based on the Internet Engineering Task Force's Session Initiation Protocol standard.  For multipoint videoconferencing, we use IP Multicast, support for which is built into the network.  We have also developed a bandwidth management system which is designed to optimize the transmission of video and data over a single network connection.  In addition, we have developed the control system to facilitate hassle-free use of the system.  We believe that the integration of all of these necessary components into a single system results in ease of use, reliability and quality that is superior to other videoconferencing systems.  A videoconferencing system also includes the monitors, cameras and audio components to optimize the user experience, as well as the equipment necessary to enable a "hotspot" in the conference room for the wireless operation of the system controls and data-sharing.  Our systems can be matched with a wide range of off-the-shelf monitors, cameras and audio components to meet certain room configuration or performance requirements.

Our channel partners and our recently acquired subsidiary, AVS, which was previously a channel partner, act as the system integrators to design, build-out and install the complete videoconferencing system including components and peripheral equipment to meet the application needs of the customer.  By delivering Digital Presence™ to the market in this manner, we offer flexibility to customers and can support conference rooms for both small and large audiences.

We also offer a number of related services, including network connectivity services, which may generate recurring revenues for both us and our channel partners.  The primary service we offer is our Virtual Private Routed Network, which runs on the backbone supplied by Savvis Communications Corporation.  This network is designed to provide true, high quality-of-service broadband between meeting locations and the Internet.  Our other service offerings include network management, parts warranty and exchange.

AccessLine provides customers with a range of business phone services and applications. At the core of AccessLine's business phone services are their software components, all of which are developed internally and loaded on standard commercial grade servers. AccessLine's phone service can be delivered with a variety of hosted features, configured to meet the application needs of the customer. By delivering business phone service to the market in this manner, AccessLine offers flexibility to customers and can serve a variety of business sizes.

Market

We began marketing our videoconferencing systems in 2005.  We initially targeted, and currently target, our sales to large and mid-sized companies, universities and governmental agencies that have videoconferencing systems but may be disappointed with their performance.  We are also targeting large and mid-sized companies, universities and governmental customers who have not used videoconferencing, but might benefit from having an environment for their employees and students to effectively communicate and share ideas and information without the cost, inconvenience and safety concerns associated with today's travel conditions.  Our customers use our Digital Presence™ systems for regularly scheduled board, management and employee meetings; to employee training and distance learning; to emergency preparedness strategy sessions; and to town hall meetings.

AccessLine has been offering business phone service and applications to the business market since 1998. AccessLine initially targeted sales to large and mid-sized companies, targeting their satellite offices and remote workers. Since 2006, AccessLine's focus has been on the small and mid-sized business market in the United States.

Distribution

Telanetix brings its videoconferencing systems to market through direct sales and through select channel partners.  Telanetix has established channel partner relationships with some of the largest audio visual integrators in the United States.  Currently, its channel partners are: Avidex, LLC, for the Western region of the United States and Audio Visual Innovations, Inc., for Texas and the Southeast and Rocky Mountain regions of the United States.  Until April 1, 2007, AVS Installations, LLC, served as our channel partner for New York, New Jersey and nearby regions of the United States.  Effective April 1, 2007, we acquired AVS.  Though AVS is no longer a channel partner, AVS continues to market our products and services, and continues to operate its business as it operated before the acquisition.

Historically, we have offered our videoconferencing systems to customers in sale transactions.  However, as a result of an agreement we entered into Aequitas Capital Management, Inc., prospective qualified customers now have the option to lease our systems through private label leasing provided by Aequitas Capital.  Once the qualifying customer accepts the terms and conditions of the approved leasing arrangement and executes the documents, we will sell the videoconferencing system to Aequitas Capital who in turn will lease it to the customer on the terms and conditions agreed to by Aequitas Capital and the customer.

AccessLine also brings their business phone service to market through direct sales and through select channel partners. AccessLine has established channel partner relationships with two of large business retailers in the United States, Office Depot and Costco. Both retailers market AccessLine's business phone service through online distribution, much of which is fully automated. Since mid-2006, AccessLine also devoted a substantial portion of its business efforts to establishing an independent network of sales agents and value added resellers, and building customer sales through this channel. This channel markets AccessLine's fully integrated business phone dial tone service.

Suppliers

Telanetix does not rely on a third party for any of our primary software system components, all of which have been developed internally by our product and software development team.  In order to maintain compatibility with the most current industry standards, we have licensed the MPEG-4 compression algorithm from the MPEG Licensing Authority.

Our systems are standards-based.  Accordingly, we can and do purchase hardware components, including computers, monitors, cameras, microphones and similar equipment from a variety of third party suppliers on a purchase order basis.  As such, we are not dependent on any small group of suppliers for such equipment.

We offer network services for customers that do not have their own network.  The backbone for the network we offer is provided by Savvis Communications Corporation.  We enter into a 12-month term agreement with Savvis for each network connection (customer location).  We invoice our customers for the network services and apply a portion of the revenues to pay Savvis.  The connection may be moved to another location for a nominal relocation fee.  The agreements contain a service level agreement for a guaranteed quality of service.

AccessLine does not rely on a third party for any primary software system component, all of which have been developed internally by the AccessLine product and software development team.

AccessLine systems are standards-based.  Accordingly, AccessLine can and does purchase hardware components, including servers, blades, and similar equipment from a variety of third party suppliers on a purchase order basis. As such, AccessLine is not dependent on any small group of suppliers for such equipment. As a phone service carrier, AccessLine offers network services for customers of all sizes.  The backbone for the network AccessLine offers is provided by a variety of suppliers including standard Cisco Routers, XO for leased lines, and Covad for data circuits.  The agreements contain a service level agreement for a guaranteed quality of service.

Competition

Telanetix is a new entrant to the videoconferencing market.  The market is dominated by large companies such as Polycom, Inc. and Tandberg, each of which sells a variety of videoconferencing solutions at different price points.  Recently, Hewlett Packard and Cisco Systems have introduced high end videoconferencing systems, as well.  To distinguish ourselves from competitors, we have focused our solutions at providing a high quality, immersive experience at a competitive price, and with the flexibility that comes from running on off-the-shelf hardware components.  Our focus on software and standards, gives us the ability to upgrade our solutions effectively and to offer a variety of solutions at effective price points.  Further, by developing a user interface which we believe makes using the system as easy as using a telephone, system utilization is increased, resulting in significantly higher return on investment for the purchaser of the system.

AccessLine has been offering business phone service and applications to the business market since 1998. AccessLine competes with traditional phone service carriers, as well as new carrier entrants to the business phone service marketplace basing their service on VoIP technology.  In the VoIP telephony market we compete on the basis of the quality of our solutions and customer service, integration with a variety of legacy telephone systems, nationwide network, flexible feature set, network and operating architecture and support for industry standards.

To distinguish AccessLine from its competitors, the AccessLine phone service delivers what we believe to be a higher quality design through a fully dedicated circuit that will work with a customer's existing phones and phone system.

Research and Development

During 2005 and 2006, we spent approximately $382,000 and $292,000, respectively, on software product development for our videoconferencing system.  We are currently working on product enhancements designed to allow our Digital Presence™ product line to be interoperable with leading Session Initiation Protocol, or SIP, enabled desktop conferencing systems.  In addition to desktop interoperability, we are currently working on product enhancements designed to make our Digital Presence™ product line interoperable with standard H.263 and H.264 SIP enabled videoconferencing systems.

Employees

We have 154 full-time employees as of September 25, 2007, and no part-time employees.  The number of our full-time employees increased by 19 as a result of the AVS acquisition, and by 120 as a result of the AccessLine acquisition.  We also from time to time retain the services of independent contractors to perform software development projects.  We currently have three independent contractors working on software development projects.

DESCRIPTION OF PROPERTY

Our corporate offices are located at 6197 Cornerstone Court E, Suite 108, San Diego, California 92121, where we lease approximately 5,662 square feet of office space. This lease is for a term of 39 months which commenced in July 2005. The monthly rental payment including utilities and operating expenses for the facility is approximately $7,500.

AVS leases approximately 5,000 square feet of office space at 339 Pearl Street in Woodbridge, New Jersey, on a month-to-month basis at $4,120 per month.  Effective November 1, 2007, AVS will lease approximately 7,826 square feet of office space at 400 Raritan Center Parkway, Suite D, in Edison, New Jersey. The lease term is 61 months, expiring November 30, 2012. The average monthly rental payment including utilities and operating expenses for the facility is approximately $7,993 per month.

AccessLine leases approximately 30,425 square feet of office space at 11201 SE 8th Street, Suite 200 in Bellevue, Washington. The current lease term expires December 31, 2007, and the average monthly rental payment including utilities and operating expenses for the facility is approximately $46,130 per month.  AccessLine has entered into a new 62-month lease agreement for the same premises that begins January 1, 2008, and the average monthly rental payment including utilities and operating expenses for the facility will be approximately $77,660 per month.

We believe the leased facilities are in good condition and adequate to meet our current and anticipated requirements.

LEGAL PROCEEDINGS

From time to time and in the course of business, we may become involved in various legal proceedings seeking monetary damages and other relief.  The amount of the ultimate liability, if any, from such claims cannot be determined. However, in the opinion of our management, there are no legal claims currently pending or threatened against us that would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis is intended as a review of significant factors affecting our financial condition and results of operations for the periods indicated.  The discussion should be read in conjunction with our consolidated financial statements and the notes presented herein.   In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed in this prospectus.  See "Forward-Looking Statements," above.

Overview

Since 2002 we have been engaged in the business of developing and selling high end videoconferencing solutions.  We market our videoconferencing solutions under the name Digital Presence™.  The core of our videoconferencing system is our software components, all of which are developed internally and pre-loaded on a standard Linux server.  Our videoconferencing systems can be designed, built-out and installed with a variety of components to meet the application needs of the customer.  By delivering Digital Presence™ to the market in this manner, we offer flexibility to customers and can support conference rooms for both small and large audiences.  Our revenues to date have been derived from the sale of videoconferencing products and related services.

We were a development stage company through 2005.  We completed the development of our initial videoconferencing solution and commenced initial product sales in 2005.  During 2005, we established channel partner relationships with three of the largest audio visual integrators in the United States and devoted a substantial portion of our business efforts to establishing customer sales through those channels.  In 2006 we focused our business efforts on developing our channel partner relationships with audio video resellers and systems integrators and securing working capital to fund operations.  During the third quarter of 2006, we also began selling our videoconferencing systems directly to end-users, and we secured our first significant customer accounts.

Effective April 1, 2007, we acquired AVS.  AVS provides integration, consultation and implementation services for customers desiring audio-visual and videoconferencing systems and products.  AVS was one of our channel partners who distributed our videoconferencing systems and related services in New York, New Jersey and nearby regions of the United States.  The operations of AVS as our wholly-owned subsidiary have remained the same as they did before the acquisition except that we no longer have a channel partner relationship with AVS, though it will continue to distribute and integrate our videoconferencing systems.

Effective September 14, 2007, we acquired AccessLine Holdings, Inc.  AccessLine is a Bellevue, Washington-based provider of hosted VoIP services to the small-and-medium business marketplace.  The aggregate purchase price we paid for AccessLine was $25,910,786, consisting of the following: (i) $ 11,735,952 in cash to AccessLine creditors and a management incentive pool; and (ii) $14,174,834 in the form of 3,937,454 shares of our restricted common stock to certain AccessLine stockholders and creditors.  In addition, we may be required to pay up to an additional $9,000,000 for the purchase in the form of 2,500,000 shares of our restricted common stock upon AccessLine's achievement of certain future financial objectives.  The value of the shares we issued in connection with the acquisition was based upon a per share value of $3.60, which is the volume weighted average closing price per share of our common stock for the 10 trading days through August 29, 2007.

From December 2006 to August 2007, we raised net proceeds of $23.3 million from four significant financing transactions.  See "PROSPECTUS SUMMARY—Recent Financings," above.  In our December 2006 Private Placement, we sold an aggregate of $3.66 million principal amount of debentures at an original issue discount of 12.5% and warrants to purchase an aggregate of 949,907 shares of our common stock.  In our February 2007 Private Placement, we sold an aggregate of $1.54 million principal amount of debentures at an original issue discount of 12.5% and warrants to purchase an aggregate of 401,040 shares of our common stock.  In our August 2007 Private Placements, we sold an aggregate of $8.00 million principal amount of debentures at an original issue discount of 12.5%, an aggregate of $13.00 million worth of our Series A Stock and warrants to purchase an aggregate of 2,584,198 shares of our common stock.

As further discussed under "Liquidity and Capital Resources," below, we believe our cash balance after our August 2007 Private Placements and AccessLine acquisition is sufficient to fund our operations through at least September 30, 2008.  If cash reserves are not sufficient to sustain operations, we plan to raise additional capital by selling shares of capital stock or other debt or equity securities.  However, there are no commitments or arrangements for future financings in place at this time, and there can be no assurance that such capital will be available on favorable terms to us or at all.

Recent Developments

As further discussed under "Liquidity and Capital Resources," below, during and subsequent to the end of the period ended June 30, 2007, the holders of our December debentures elected to convert approximately $1.71 million of the principal amounts of such debentures into shares of our common stock and the holders of our February debentures elected to convert the entire principal amount of such debentures ($1.54 million) into shares of our common stock.  Accordingly, as of September 25, 2007, only $1.95 million of the principal amount of our December debentures remains outstanding.

Further, as discussed under "Liquidity and Capital Resources," below, and "Prospectus Summary--Recent Financings," above, subsequent to the end of the period ended June 30, 2007, we completed our August 2007 Private Placements in which we issued an aggregate of $13.0 million worth of our Series A Stock, $8.0 million of principal amount of debentures, and warrants to purchase an aggregate of 2,584,198 shares of our common stock.

Going Concern Issue

As reported in the Report of Independent Registered Public Accounting Firm on our December 31, 2006 financial statements, we incurred net losses during 2005 and 2006, and have a stockholders' deficit at December 31, 2006.  We have yet to establish profitable operations.  These factors, among others, create an uncertainty about our ability to continue as a going concern. Furthermore, the factors leading to and the existence of the explanatory paragraph may adversely affect our relationship with customers and suppliers and have an adverse effect on our ability to obtain financing.

Critical Accounting Policies Involving Management Estimates and Assumptions

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements.  In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we must make a variety of estimates that affect the reported amounts and related disclosures.  We have identified the following accounting policies that we believe require application of management's most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.  Our significant accounting policies are described in more detail in the notes to consolidated financial statements included elsewhere in this filing.  If actual results differ significantly from our estimates and projections, there could be a material effect on our financial statements.

Revenue Recognition.  We recognize revenue when sufficient evidence of an arrangement exists, title has transferred, payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectibility is reasonably assured. In addition, we recognize service revenue at project completion or based upon completed project milestones in accordance with generally accepted accounting principles. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, we recognize extended service revenue on our hardware and software products as the service is performed, generally over one year.

We accrue for sales returns and other allowances as a reduction to revenues upon shipment based upon our contractual obligations and historical experience.

Stock Based Compensation.  Prior to and including the fiscal year ended December 31, 2005, we elected to use the intrinsic value based method and to disclose the pro forma effect of using the fair value based method to account for our stock-based compensation.  As of January 1, 2006, we account for employee stock-based compensation costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123R, "Share-Based Payment," which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life.  Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation.

Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Allowance for Doubtful Accounts. We continually evaluate the creditworthiness of our customers' financial condition and generally do not require collateral.  We evaluate the collectability of our accounts based on a combination of factors.  In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due.  To date, we have not experienced significant losses on uncollectible accounts receivable.

Deferred Tax Valuation Allowance.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.  Income tax expense is the total tax payable for the period and the change during the period in deferred tax assets and liabilities.

Results of Operations

We are in the early stages of our operations, and our results of operations are likely to fluctuate from period to period.  We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing and volume of sales of our videoconferencing systems.  Because of the current size of our operations, the award or loss of a large order can have a significant impact on our financial results.  In addition, we have recently acquired AVS and AccessLine, each of which will have a substantial impact on our future operations.  Due to these fluctuations, we believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Three and Six Months Ended June 30, 2007 and 2006

Revenues

Total revenues for the three months ended June 30, 2007 were $2,045,073, an increase of $1,996,635, or 4,122%, over the same period of 2006. The increase in revenues was due to our acquisition of AVS which was effective April 1, 2007, increased sales of our videoconferencing systems, and an increase in revenues attributable to our services.  During the period our AVS subsidiary contributed revenues of $1,735,369.  In addition, we sold four videoconferencing systems and recorded revenue of $260,654 for the three months ended June 30, 2007.  We did not sell any systems in the period ended June 30, 2006.

Total revenues for the six months ended June 30, 2007 were $2,507,341, an increase of $2,431,403, or 3,202%, over the same period of 2006. The increase in revenues was due to our acquisition of AVS, increased sales of our videoconferencing systems, and increased service revenue.  For the six months ended June 30, 2007, our AVS subsidiary contributed revenues of $1,735,369 and we sold 13 videoconferencing systems and recorded revenue of $678,380.  We did not sell any videoconferencing systems during the same period in 2006. Of the 13 videoconferencing systems that we sold during the six months ended June 30, 2007, seven systems were sold to Aequitas Capital Management, Inc., one of our stockholders who with its affiliates previously owned in excess of 5% of our then outstanding common stock.

To date, we do not have any international sales and we do not have any regional concentrations. Three customers accounted for 44% and 46% of our revenues for the three and six months ended June 30, 2007, respectively. The loss of any one of these three customers could have a material adverse effect on our consolidated revenues in future periods. No one customer accounted for more than 10% of our total net revenues for the three and six months ended June 30, 2006.

As of June 30, 2007, we had $1.5 million of order backlog and did not have any backlog at June 30, 2006. We include in backlog open purchase orders which we expect to ship or services which we expect to bill and for which we expect to record revenue in the following quarter.  Our business is still developing, as a result backlog will fluctuate from quarter to quarter based upon our success in securing orders and the timing of our ability to ship product, provide services and recognize the related revenue from our direct and channel sales efforts.  In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which in turn could negatively affect orders from our channel partners in any given quarter. As a result, our backlog could decline from current levels.

With the acquisition of AVS we are devoting an increasing portion of our management resources and efforts to direct sales of our videoconferencing products and services.  While we anticipate that sales volume will increase as a result of these efforts, selling our products and services often require several customer meetings and demonstrations.  Consequently, sales cycles, closure rates, and the timing and amount of future revenues are necessarily difficult to predict.  Because of our limited size and resources, our revenues for the foreseeable future will be impacted significantly by our success or failure in securing significant sales transactions with a limited target customer base.

Cost of Revenues and Gross Margins

	Three months ended			Six months ended
	June 30, 2007	June 30, 2006	Increase (Decrease)	June 30, 2007	June 30, 2006	Increase (Decrease)

Product Cost of Revenues	$335,156	$-	n/a	$437,207	$-	n/a
% of Product Revenues	56%	0%	56 pts	43%	0%	43 pts
Product Gross Margins	44%	0%	44 pts	57%	0%	57 pts
Service Cost of Revenues	$1,172,440	$35,980	3159%	$1,212,094	$55,923	2067%
% of Service Revenues	81%	74%	7 pts	81%	74%	7 pts
Service Gross Margins	19%	26%	(7) pts	19%	26%	(7) pts
Total Cost of Revenues	$1,507,596	$35,980	4090%	$1,649,301	$55,923	2849%
% of Total Revenues	74%	74%	0 pts	66%	74%	(8) pts
Total Gross Margins	26%	26%	0 pts	34%	26%	8 pts

Cost of Product Revenues and Product Gross Margins

Cost of product revenues consists primarily of costs of computers, monitors and other equipment purchased from third parties. These costs are variable, based on product mix and the prevailing market rates for these items.  Cost of product revenues were $335,156 and $437,207 for the three and six months ended June 30, 2007, respectively.  As a percentage of product revenues during the periods, costs of product revenues were 56% and 43%, respectively.  We had no product revenues or cost of product revenues in the same period in 2006.

In recent years, costs for such products have declined following their introduction as they become "commoditized", while newer advanced products may command higher prices.  Costs of product revenues in future periods will depend upon a number of factors that may vary from quarter to quarter, including the mix of products we sell, pricing practices of our competitors, the volume of products we sell, our ability to negotiate favorable terms with third party vendors, introductions of new technologies and end user acceptance and adoption of those new technologies.

Cost of Service Revenues and Service Gross Margins

Cost of service revenues consists primarily of material and direct labor, including stock-based compensation costs. Generally, services have a lower gross margin than our product gross margins. Cost of service revenues were $1,172,440 and $1,212,094 for the three and six months ended June 30, 2007, respectively, compared to $35,980 and $55,923 for the same periods in 2006, an increase of 3,159% and 2,067%, respectively.  As a percentage of service revenues during the periods, costs of service revenues were 81% for both the three and six month periods ended June 30, 2007, as compared to 74% for the same periods in 2006.  Cost of service revenues and service gross margins included a $20,402 charge for stock-based compensation in both the three and six months ended June 30, 2007.

Cost of service revenues increased in the three and six month periods in 2007 as a result of our acquisition of AVS, which was effective April 1, 2007, and the corresponding increase in service revenues derived from that transaction. Service gross margins in the three and six month periods ended June 30, 2007 decreased due to the lower margins on AVS service revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation costs, including stock-based compensation costs, consulting fees, professional service fees, travel related costs, insurance costs, and office related costs.

Selling, general and administrative expenses for the three months ended June 30, 2007 were $1,413,802, an increase of $576,334, or 68.8%, over the same period of 2006. Selling, general and administrative expenses for the six months ended June 30, 2007 were $2,690,785 an increase of $1,410,170, or 110.1%, over the same period of 2006.  Selling, general and administrative expenses included charges of $151,244 and $177,882, respectively, for stock-based compensation in the three and six months ended June 30, 2007.

We acquired AVS effective April 1, 2007.  AVS accounted for $319,523 of the increase in our selling, general and administrative expenses for the periods ended June 30, 2007. Other increases and decreases in selling, general and administrative expenses are as follows:

Stock compensation expense decreased $265,666 and $270,415 during the three and six months ended June 30, 2007, respectively, from the same periods in 2006. In the prior year periods, we recorded stock compensation expense of $413,333 related to the accelerated vesting of Mr. Ono’s stock options. We had no charges in the current periods for accelerated vesting of stock options.

Compensation related costs increased $430,377 and $629,209 for the three and six months ended June 30, 2007, respectively, from the same periods in 2006. We increased our headcount by four employees and seven employees for the three and six months ended June 30, 2007, respectively, and expect our headcount to continue to grow as our business grows.

We recorded $596,275 of expense for the six months ended June 30, 2007 related to the issuance of a warrant to purchase 250,000 shares of our common stock that we issued to Aequitas Capital Management, Inc., in connection with our lease financing program.  We did not have a comparable transaction for the six months ended June 30, 2006.

Professional service fees increased $140,524 and $257,060 for the three and six months ended June 30, 2007, respectively, from the same periods in 2006. Our legal and accounting fees increased as a result of the filing of registrations statements during the 2007 periods.

Other selling, general and administrative costs and expenses have increased as our business has grown and evolved over the last 12 months.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist primarily of compensation costs, including stock-based compensation costs, and outside services.

Research and development expense for the three months ended June 30, 2007 were $208,196, an increase of $110,125, or 112.3%, over the same period of 2006. Research and development expense for the six months ended June 30, 2007 were $388,903, an increase of $204,357, or 110.7%, over the same period of 2006. The increase in research and development expenses in the 2007 periods relates to compensation charges for merit increases, an increase in employee headcount, and increased outside consulting services.  Research and development expenses included charges of $26,589 and $39,117, respectively, for stock-based compensation in the three and six months ended June 30, 2007.

Amortization of purchased intangibles

For the three and six months ended June 30, 2007, we recorded $4,000 of amortization expense on the purchased intangible assets recorded as a result of the AVS acquisition. We determined that the customer relationships and trade name have indefinite lives, and recorded no amortization during the periods. We may adjust the preliminary purchase price allocation once the final valuation report from the independent appraisers is obtained, which could result in changes to amortization of the purchased intangibles in future quarters.

Interest Expense

The debentures we issued in our December/February Private Placements had an original face value aggregating $5.2 million.  The interest rate on such debentures is 6%, and we recorded discounts to the debentures for the beneficial conversion feature and for the value of the warrants also granted in our December/February Private Placements.  We also recorded deferred financing costs related to our December/February Private Placements.  We are amortizing the discounts and the deferred financing costs to interest expense on a straight line basis through December 31, 2008.

Following is a summary of interest expense for the three and six months ended June 30, 2007. Interest expense for the three and six months ended June 30, 2006 consisted of interest on the $1.3 million note payable to shareholder that was paid off in February 2007.

	Three months ended	Six months ended
	June 30, 2007	June 30, 2007

Stated interest	$72,872	$148,941
Amortization of note discounts	568,283	831,960
Amortization of deferred financing costs	69,989	101,410
Other	6,957	6,957
	$718,101	$1,089,268

In July and August 2007, debentures with a face value of $2.47 million that we issued in our December/February Private Placements were converted into 1,601,646 shares of our common stock. As a result of these conversions, interest expense for the three months ended September 30, 2007 will include accelerated amortization of note discounts and deferred financing costs of approximately $1.29 million.  Assuming the remaining debenture balance of $1.95 million with respect to these debentures is not prepaid before maturity and interest payments are made in cash, we anticipate paying $125,604 in interest expense on these debentures through maturity in December 2008. In lieu of making such interest payments in cash, we have the option of paying the interest in shares of our common stock or we can force the holders of these debentures to convert the outstanding principal and accrued interest into common stock.  See "Liquidity and Capital Resources," below.

The outstanding principal balance of our August debentures is $8.00 million.  With respect to these debentures, assuming they are not prepaid before maturity and interest payments are made in cash, we anticipate paying $461,391 in interest expense on these debentures through maturity in June 2009. In lieu of making such interest payments in cash, we have the option of paying the interest in shares of our common stock or we could force the holders of these debentures to convert the outstanding principal and accrued interest into common stock.  See "Liquidity and Capital Resources," below.

Change in Fair Value of Warrant Liabilities

The warrants we issued in our December/February Private Placements and in our August 2007 Private Placement have registration rights for the underlying shares.  Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock, provides that contracts that include any provision that could require net cash settlement cannot be accounted for as equity.  The warrant agreements related to these warrants require net cash settlement, at the option of the holder, if we fail to issue and deliver common stock on exercise of a warrant within three business days of receipt of a written exercise notice by the holder and the holder purchases shares of common stock to deliver in satisfaction of a sale of the common stock the holder anticipated to receive upon exercise of the warrant.  Pursuant to EITF No. 00-19, we recorded the fair value of the warrants at the issue date as a warrant liability.

The fair value of warrants was estimated at the issuance dates, at March 31, 2007, and at June 30, 2007. For the three months ended June 30, 2007, we recorded non-operating income of $603,019 for the decrease in the fair value of the warrants from April 1, 2007 to June 30, 2007. The decrease in fair value of the warrants is primarily attributable to a lower amount of warrants outstanding at June 30, 2007 due to the exercises during the three months then ended. For the six months ended June 30, 2007, we recorded non-operating expense of $3.37 million for the increase in fair value of the warrants from January 1, 2007 to June 30, 2007. The increase in fair value of the warrants is primarily attributable to the warrants issued in connection with our February 2007 Private Placement and the increase in the market value of our common stock subsequent to the dates of issuance. There were no such warrant liability transactions during the 2006 periods.

To determine the fair market value of the warrants, we used the Black Scholes option pricing model with the following assumptions:

	June 30, 2007	March 31, 2007	Dates of Issuance
Expected volatility	39.24% to 39.46%	39.61% to 39.86%	39.53% to 40.83%
Expected dividends	0.0%	0.0%	0.0%
Contractual term in years	5	5	5
Expected term in years	2.25 to 2.30	2.37 to 2.44	2.5
Risk-free rate	4.87%	4.58%	4.72% to 4.84%

Year ended December 31, 2006 Compared with Year ended December 31, 2005

Net Sales

Our net sales for the year ended December 31, 2006 were $1.31 million compared to $103,346 for the year ended December 31, 2005.  Of our net sales in 2006, $1.13 million reflects revenue from sales of our videoconferencing systems, and $179,386 reflects revenue from sales of our services, consisting of monthly billings to our channel partners and customers for network service access.  We had our initial sales in 2005, and our sales and marketing efforts in 2006 generated positive results as our videoconferencing systems gained market acceptance.

We are devoting a significant portion of our management resources and efforts to the development of our channel partner network and to the direct sales of our videoconferencing products and services.  While we anticipate that sales volume will increase as a result of these efforts, we are selling our products and services through a developing network of sales channels, and our products are relatively new.  Furthermore, selling our products and services often require several customer meetings and demonstrations.  Consequently, sales cycles, closure rates, and the timing and amount of future revenues are necessarily difficult to predict.  Because of our limited size and resources, our revenues for the foreseeable future will be impacted significantly by our success or failure in securing significant sales transactions with a limited target customer base.  We anticipate revenues will be inconsistent through at least December 31, 2007, if not longer.

Cost of Sales

Cost of sales for the year ended December 31, 2006 were $476,130, or 36% of net sales, compared to $58,541, or 57% of net sales, for the year ended December 31, 2005.  Cost of sales for products, which was $357,568 for the year ended December 31, 2006 as compared to $25,855 for the year ended December 31, 2005, consists primarily of cost of computers, monitors and other equipment purchased from third parties.  Equipment costs are variable based on the prevailing market rates for these items.  Cost of sales for services, which was $118,562 for the year ended December 31, 2006 as compared to $32,686 for the year ended December 31, 2005, consists primarily of charges from third party network providers.

Gross Profit

Gross profit for the year ended December 31, 2006 was $835,364, or 64% of net sales, compared to $44,805, or 43% of net sales for the year ended December 31, 2005.  Gross profit margin for 2006 was higher than for 2005 due to cost reduction benefits realized through enhancements to our software, which decreased the hardware requirements of our products.

Operating Expenses

Total operating expenses for the year ended December 31, 2006 were $3.87 million as compared to $2.12 million for the year ended December 31, 2005.  The net increase in the year period of $1.75 million over the prior year period consists of the following items.  Our salaries and related expenses increased from $1.04 million in 2005 to $1.42 million in 2006, or $384,183, primarily due to the non-cash expense of $413,333 related to the accelerated vesting of options to purchase 466,667 shares of our common stock held by Richard M. Ono, our chief operating officer and chief financial officer.  Our consulting and subcontract expenses increased from $458,510 in 2005 to $1.66 million in 2006, an increase of $1.2 million, which was primarily due to a non-cash expense of $1.11 million for the issuance of 540,000 shares of common stock to our new investor relations firm.  We do not anticipate incurring such an expense on a yearly basis.  We also used more technical consultants during 2006 as we expanded our market presence and improved our products and services.  Our travel and entertainment expenses increased from $108,104 in 2005 to $155,358 in 2006, or $47,254, primarily due to our increased business activity in 2006.  Our professional fees increased from $155,304 in 2005 to $189,621 in 2006, or $34,317, primarily due to fees associated with our registration statement filings.

With the exception of the non-cash salary expense of $413,333 related to the accelerated vesting of options and the non-cash expense of $1.11 million for the issuance of 540,000 shares of common stock to our new investor relations firm that we incurred during 2006, we currently intend to maintain our operating expenses consistent with current levels.

Interest Expense

Interest expense for the year ended December 31, 2006 was $83,770 as compared to $59,645 for the year ended December 31, 2005, an increase of $24,125.  The increase in interest expense for 2006 as compared to 2005 is attributable to interest accruing on our 6% promissory notes that were issued in a private placement transaction in the second quarter of 2005, and which were subsequently aggregated into one note and transferred to one of our stockholders.  We paid off such promissory note with the proceeds from our February 2007 Private Placement.

The $5.2 million worth of debentures we issued in connection with our December/February Private Placements accrue interest at the rate of 6% per annum.  Assuming these debentures are not prepaid before maturity and interest payments are made in cash, during 2007 we anticipate paying $267,000 in interest expense on these debentures. We have the option of paying the interest in shares of our common stock, subject to, among other things, meeting certain equity conditions, including having a currently effective registration statement covering the shares of common stock issued in lieu of making such interest payment.

Net Loss

Net loss for the year ended December 31, 2006 was $3.12 million as compared to a net loss of $2.14 million for the year ended December 31, 2005, an increase of $979,633 or 46%.  The increase was primarily due to the increase in our total operating expenses, which consisted primarily of the of the $1.2 million increase in our consulting and subcontract expenses for the year ended December 31, 2006 as compared to the prior year, reflecting a non-cash expense of $1.11 million for the issuance of 540,000 shares of common stock to our new investor relations firm.  Our increased total operating expenses were partially offset by the $1.2 million increase in our net sales for the year ended December 31, 2006 as compared to the prior year.

Liquidity and Capital Resources

Our cash balance as of June 30, 2007 was $2.0 million and we had a working capital deficit of $4.9 million, which includes a warrant liability of $4.5 million. Our cash balance as of December 31, 2006 was $3.20 million and we had working capital of $119,648.

Cash used in operations during the quarter ended June 30, 2007 was $1,562,436. This was primarily the result of a net loss of $6,656,062 which was offset by non-cash charges for the change in fair value of the warrants of $3,368,129; amortization of note discounts and deferred financing costs of $933,370, finance program expense of $596,275 related to the warrant granted in connection with the lease financing program agreement we entered into with Aequitas Capital Management, Inc., and amortization of stock based compensation of $237,419.  Our net decrease in assets and liabilities of $128,726 also contributed to the cash used in operations.

Our revenue and gross profit for the previous three consecutive quarters have been higher than any previous quarters, yet our net cash used by operating activities continues to fluctuate due to the growth of our business.  We anticipate that our operations will continue to use cash through at least December 31, 2007, if not longer.

Net cash provided by financing activities was $347,366 during the six months ended June 30, 2007.  During this period, in our February 2007 Private Placement we sold an aggregate of $1.54 million of principal amount of debentures at an original issue discount of 12.5% and warrants to purchase 401,040 shares of our common stock for net proceeds of $1.35 million, which we used to pay off a note payable to shareholder of $1.3 million.  As explained in further detail below, the holders of such debentures elected to convert the entire principal amount of $1.54 million into 1,002,598 unregistered shares of our common stock at a conversion price of $1.54 per share (all of which are registered for re-sale under this prospectus).  Therefore, we no longer have any repayment obligations as to these debentures.  During the six months ended June 30, 2007, we also received proceeds of $379,776 from the exercise of warrants to purchase 232,917 shares of common stock.  These warrants were issued in a private placement we completed in November 2006 and in our December 2006 Private Placement.

Subsequent to June 30, 2007, we completed our August 2007 Private Placements.  See "Recent Financings," below.  These financings resulted in net proceeds to us of $18.94 million, after deducting fees and expenses.  We used $12.51 million of the net proceeds to make payments related to our AccessLine acquisition.  The balance was contributed to general working capital.

We believe our cash balance after our August 2007 Private Placements and AccessLine acquisition is sufficient to fund our operations through at least September 30, 2008.  If cash reserves are not sufficient to sustain operations, we plan to raise additional capital by selling shares of capital stock or other securities.  However, there are no commitments or arrangements for future financings in place at this time, and we can give no assurance that such capital will be available on favorable terms or at all.  We may need additional financing thereafter until we can achieve profitability.  If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets.  Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment.  Any future financing may involve substantial dilution to existing investors.

Commitments and Contingencies

In May 2007, holders of our December debentures elected to convert $784,800 of the principal amount of such debentures into 509,610 shares of our common stock at a conversion price of $1.54 per share.  In addition, in July 2007, holders of such debentures elected to convert an additional $922,534 of the principal amount of such debentures into 599,048 shares of our common stock at a conversion price of $1.54 per share.  On July 30, 2007 and August 8, 2007, holders of our February debentures converted 100% of the outstanding balance ($1.54 million) into 1,002,598 unregistered shares of our common stock at a conversion price of $1.54.  The unamortized note discounts and deferred financing costs totaling $973,466 associated with such debentures will be recognized as interest expense during the three months ended September 30, 2007. We issued an additional 200,520 unregistered shares of our common stock to the holders of our February debentures as an inducement for the early conversion and acceptance of unregistered shares, and will recognize a non-operating expense of approximately $812,000 related to the issuance of these additional shares.

With respect to our August debentures, as of September 25, 2007, the entire principal amount ($8.00 million) is outstanding and no payments of principal or interest have become due or paid.

Following the conversions discussed above, the aggregate remaining face value of our outstanding debentures, which consist of our December debentures and our August debentures, is $9.95 million.  Further, as a result of conversions, monthly principal payments on our December debentures have been satisfied through January 2008, and the next monthly principal payment is due February 1, 2008.  Our first monthly principal payment on our August 2007 debentures is due December 1, 2007.  The total monthly principal payment amounts on both our December debentures and August debentures are scheduled to be as follows:

	Monthly Principal Payment Amount
Date	December Debentures	August Debentures	Total
12/1/2007	$0	$444,450	$444,450
1/01/2008	0	444,450	444,450
2/1/2008	9,524	444,500	454,024
3/1/2008	111,712	444,500	556,212
4/1/2008	203,175	444,500	647,675
5/1/2008	203,175	444,500	647,675
6/1/2008	203,175	444,500	647,675
7/1/2008	203,175	444,500	647,675
8/1/2008	203,175	444,500	647,675
9/1/2008	203,175	444,500	647,675
10/1/2008	203,175	444,500	647,675
11/1/2008	203,175	444,500	647,675
12/1/2008	203,171	444,500	647,671
1/01/2009	-	444,500	444,450
2/01/2009	-	444,500	444,450
3/01/2009	-	444,500	444,450
4/01/2009	-	444,500	444,450
5/01/2009	-	444,500	444,450
	$1,949,807	$8,001,000	$9,950,807

Assuming monthly principal payments are made in accordance with the schedule set forth above, the amount of interest to be paid through maturity is (i) $113,910 with respect to our December debentures, or on average, $7,000 per month, and (ii) $461,391 with respect to our August debentures, or on average, $26,000 per month.

We have the right to pay interest and monthly principal payments due in respect of the debentures in cash, or upon notice to the holders and compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures, which we currently do with respect to our December debentures, we can pay all or a portion of any such payment in common stock valued at a price equal to the lesser of the then effective conversion price (currently $1.54 for our December debentures and $3.68 for our August debentures) or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.  On the other hand, if the holders voluntarily elect to convert all or a portion of the debentures into common stock, the conversion price will be the then effective conversion price.  The conversion of these debentures could result in substantial dilution to our existing stockholders.

The closing market price of our common stock was $3.68 on September 25, 2007.  Subject to compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures and subject to the applicable cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion, we have the right to force conversion of the entire amount of principal and accrued interest of the debentures if the average of the VWAP for our common stock exceeds 200% of the effective conversion price for 20 trading days out of a consecutive 30 trading day period. The current conversion price for our December debentures is $1.54, and therefore 200% of the conversion price is $3.08.  Since February 16, 2007, the closing market price of our common stock has exceeded $3.08.  Accordingly, assuming we meet the relevant equity conditions and subject to the applicable cap on the beneficial ownership, we may force the holders of such debentures to convert the maximum amount of principal and accrued interest into shares of our common stock at a conversion price of $1.54.

With respect to our December debentures, if the price of our common stock falls below $3.08 per share but remains substantially above $1.54 per share, we anticipate that the holders of these debentures will elect to convert monthly payments of interest and principal into shares of common stock rather than receive cash.  If the price of our common stock were to fall to a level below $1.54, the current conversion price, we intend to make principal and interest payments in cash to the extent that our cash flows from operations provide sufficient ability to do so.  If our cash flows from operations are not sufficient to make principal and interest payments in cash, we will evaluate other equity financing opportunities, the proceeds of which could be used to repay the debentures.  If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements including a conversion price based on the lower of $1.54 or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.

With respect to our August debentures, until our stock price exceeds $7.36, if ever, we intend to make principal and interest payments in cash to the extent that our cash flows from operations provide sufficient ability to do so.  If our cash flows from operations are not sufficient to make principal and interest payments in cash, we will evaluate other equity financing opportunities, the proceeds of which could be used to repay the debentures.  If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements including a conversion price based on the lower of $3.68 or 85% of the average of the VWAP per share as reported on Bloomberg for our common stock for the 10 consecutive trading days immediately prior to the applicable payment date.

Recent Financings

The table below provides the following information relative to our November 2006 Private Placement, our December/February Private Placements and our August 2007 Private Placements: (i) the gross proceeds to us from each of the private placements, (ii) each payment we made or may be required to make to the investors, any affiliate of the investors or any person with whom the investors have a contractual relationship regarding the private placements (other than principal and interest payments we will be required to make under the terms of the debentures issued in these private placements, or dividend payments in respect of our Series A Stock, which are discussed below), and (iii) the net proceeds to us from each of the private placements.

	Private Placement
Investor Name	December 2006	February 2007 (3)	August 2007 (4)

Thomas A. Packer	$-	$-	$-
Aequitas Hybrid Fund QP, LLC	-	-	-
Aequitas Hybrid Fund, LLC	-	-	-
Enable Growth Partners LP	1,700,000	717,500	11,400,125
Enable Opportunity Partners LP	200,000	84,875	3,000,125
Pierce Diversified Strategy Master Fund LLC, ena	100,000	42,000	600,375
Crescent International Ltd.	1,200,000	506,625	-
Hudson Bay Fund LP	-	-	2,150,125
Hudson Bay Overseas Fund LTD.	-	-	2,850,125

Gross proceeds	3,200,000	1,351,000	20,000,875

Less fees and expenses:
Payment to Kaufman Bros., L.P. (1)	(80,000)	(33,775)	(1,000,000)
Payment to Enable funds (2)	(30,000)	-	-
Payment to Feldman Weinstein & Smith (2)	-	(5,000)	(40,000)
	(110,000)	(38,775)	(1,040,000)

Net proceeds	$3,090,000	$1,312,225	$18,960,000

(1) Salzwedel and Kaufman Bros. acted as our advisors on the respective transactions.
(2) Reimbursement of legal fees and due diligence costs incurred by the investor.
(3) We used $1,309,492 of the proceeds to payoff a note held by a stockholder.
(4) We used $12,513,915 of the proceeds to make payments related to our AccessLine acquisition.

December 2006 Private Placement

As of September 25, 2007, the holders of our December debentures have elected to convert approximately $1.71 million of the principal amount of such debentures into shares of our common stock, leaving a principal balance of approximately $1.95 million.  Under the terms of such debentures, monthly principal payments were to begin July 1, 2007 and end December 31, 2008.  As a result of the conversions, we have not made any monthly principal payments in cash to date and such payments through January 2008 have been satisfied.  The next monthly principal payment is due February 1, 2008.  To date, we have satisfied all interest payments through the issuance of shares of our common stock.

We received $3.20 million in gross proceeds from our December 2006 Private Placement.  Assuming that we pay all remaining principal and interest payments due under our December debentures in cash on their respective due dates, the total amount of payments that we have made and may be required to make under the terms of these debentures is $2.06 million.

We received net proceeds of $3.09 million from our December 2006 Private Placement.  The ratio of (i) the total amount of payments over the term of the debentures to (ii) net proceeds is 67%.

The closing market price of our common stock per share was $1.48 on December 28, 2006, the date we entered into the securities purchase agreement related to our December 2006 Private Placement.  The initial conversion price for our December debentures is $1.54 per share and the exercise price of the related warrants is $1.69 per share.  As of December 28, 2006, there was no discount to the closing market price for the conversion of the debentures or the exercise of the warrants.

February 2007 Private Placement

The entire principal amount of our February debentures was converted into shares of our common stock.  As a result, we no longer have any payment obligations under these debentures.  We had not made any principal payment before conversion, and we paid $42,717 in interest before conversion.  In connection with the conversion of the debentures into unregistered shares of our common stock, we issued the holders an additional aggregate 200,520 unregistered shares of our common stock as an inducement for the early conversion and acceptance of unregistered shares.  None of the warrants issued in our February 2007 Private Placement have been exercised as of September 25, 2007.

The closing market price of our common stock per share was $2.49 on February 12, 2007, the date we entered into the securities purchase agreement related to our February 2007 Private Placement.  The entire principal amount of our February debentures was converted at a conversion price of $1.54 per share and the exercise price of the related warrants is $1.69 per share.  The table below provides information about (i) gross proceeds we received from each investor in our February 2007 Private Placement and (ii) the possible discount to the closing market price as of the date of sale of these debentures and warrants.  The possible discount was calculated by subtracting the total conversion price on the date of sale (February 12, 2007) from the combined market price of the total number of shares issued upon conversion of the debentures (including the 200,520 shares issued as an inducement for early conversion and acceptance of unregistered shares) and warrants on that date.

Investor Name	Gross Proceeds	Discount to Closing Market Price

Enable Growth Partners LP	$717,500	$777,403
Enable Opportunity Partners LP	84,875	91,960
Pierce Diversified Strategy Master Fund LLC, ena
Fund LLC, ena	42,000	45,506
Crescent International Ltd.	506,625	548,923
	$1,351,000	$1,463,792

December/February Private Placements in the Aggregate

As of September 25, 2007, the holders of the debentures we issued in our December/February Private Placements have elected to convert approximately $3.25 million in the aggregate of the principal amount of such debentures into shares of our common stock, leaving a principal balance in the aggregate of approximately $1.95 million.  Under the terms of such debentures, monthly principal payments were to begin July 1, 2007 and end December 31, 2008.  As a result of conversions, we have not made a monthly principal payment in cash and all such payments through January 2008 have been satisfied.  The next monthly principal payment is due February 1, 2008.

We received $4.55 million in gross proceeds from our December/February Private Placements.  Assuming that we pay all remaining principal and interest payments due under our December debentures in cash on their respective due dates, the total amount of payments that we have made and may be required to make under the terms of both our December debentures and February debentures, plus the $42,717 that we paid for accrued interest on our February debentures before conversion, is $2.11 million.

The aggregate average monthly principal payment due from February 2008 to December 2008 is $177,255 (no monthly principal payments are due until February 1, 2008).  The aggregate average monthly interest payment due from September 2007 to December 2008 is $10,355.

Assuming that we pay all principal and interest payments due under the debentures that we sold in our December/February Private Placements in cash on their respective due dates, the total principal and interest payments for such debentures aggregate to $2.11 million over their respective terms after taking into account conversions of the principal amount of such debentures that have been effected as of September 25, 2007.  The possible net discount to the market price for such debentures, related warrants, and shares issued as inducement for early conversion, aggregates to 1,112,787 assuming the conversion price is the initial conversion price of $1.54 per share, which it currently is.  We received net proceeds of $4.40 million from our December/February Private Placements.  The ratio of (i) the total amount of payments over the term of the debentures and the total possible discount to the market price of the shares underlying the debentures and warrants (ii) to the net proceeds is 48%.

August 2007 Series A Private Placement

Our Series A Stock accrues cumulative dividends at a rate of 5.7% per annum through the third anniversary of the date they were issued, 18% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on January 1, 2008. The dividend rate decreases to zero percent if at any time we are able to force the holders to convert the Series A Stock into shares of our common stock but such conversion does not occur because of caps on the holders beneficial ownership of our common stock.  We may force conversion of our Series A Stock anytime after the later of the (i) 90th day following the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series A Stock and (ii) the date our common stock is listed for trading on a major trading market or exchange other than the OTC Bulletin Board, if the VWAP for our common stock exceeds 250% of the then effective conversion price for 10 consecutive trading days. Any forced conversion is subject to our meeting certain equity conditions including having an effective registration statement and is subject to a 4.99% cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion.

We may pay the dividends in cash or with shares of our common stock provided that we meet certain equity conditions, including having a currently effective registration statement covering the shares of common stock so issued. If we pay dividends with shares of our common stock, the shares issued for such purpose will be valued at 85% of the average of the VWAPs for the 20 consecutive trading days immediately before the applicable dividend payment date. If we are unable to make a dividend payment in cash and the equity conditions are not met, the holder may elect to waive the equity conditions requirement and receive shares of our common stock or elect to have the dividends accrue to the next dividend payment date or accreted to, and increase, the outstanding stated value.

August 2007 Debt Private Placement

The following table sets forth the (i) gross proceeds we received from each investor in our August 2007 Debt Private Placement and (ii) amount of payments that we may be required to make under the terms of our August debentures assuming all such payments are made in cash when due.  Payments begin December 1, 2007 and continue through May 1, 2009.

		Payments through December 31, 2008			Payments from January 1, 2009 through May 1, 2009
Investor Name	Gross Proceeds	Principal	Interest	Total (1)	Principal	Interest	Total (2)

Enable Growth Partners LP	$3,800,125	$3,136,611	$232,350	$3,368,961	$1,206,389	$18,096	$1,224,485
Enable Opportunity Partners LP	1,000,125	825,500	61,150	886,650	317,500	4,763	322,263
Pierce Diversified Strategy Master Fund LLC, ena	200,375	165,389	12,252	177,641	63,611	954	64,565
Hudson Bay Fund LP	860,125	709,944	52,591	762,535	273,056	4,096	277,152
Hudson Bay Overseas Fund LTD	1,140,125	941,056	69,710	1,010,766	361,944	5,429	367,373
	$7,000,875	$5,778,500	$428,053	$6,206,553	$2,222,500	$33,338	$2,255,838

(1) Averages to $477,427 per month from December 1, 2007 through December 31, 2008.
(2) Averages to $451,167 per month from January 1, 2009 through May 1, 2009.

The closing market price of our common stock per share was $3.60 on August 30, 2007, the date we issued the debentures and warrants in our August 2007 Debt Private Placement.  The initial conversion price for such debentures is $3.68 per share and the exercise price of these warrants is $4.20 per share.  As of the date of issuance, there was no discount to the closing market price for the conversion of the debentures or the exercise of the warrants.

Assuming that we pay all principal and interest payments due under our August debentures in cash on their respective due dates, the total principal and interest payments for such debentures aggregate to $8.46 million over their respective terms.  We received net proceeds of $7.0 million from our August 2007 Debt Private Placement.  The ratio of (i) the total amount of payments over the term of the debentures to (ii) net proceeds is 121%.

Other Matters Relating to Future Amortizable Charges

As of June 30, 2007, we have $1.77 million of debt discount and $187,193 of deferred debt issuance costs on our balance sheet, which will be amortized to interest expense using the straight-line method over the life of the related debt. In July and August 2007, debentures with a face value of $2.47 million were converted into common stock, which will result in accelerated amortization of note discounts and deferred financing costs of approximately $1.29 million for the three months ended September 30, 2007.

Recent Accounting Pronouncements

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.  The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement.  We adopted the provisions of SAB 108 as of December 31, 2006.  The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," or FIN 48, which clarifies the accounting for uncertainty in tax positions.  FIN 48 requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions are effective for our first quarter 2007 financial statements with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings.  We are currently evaluating the impact of adopting FIN 48 on our future consolidated financial statements but do not expect the impact to be material.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment to FASB Statement No. 115". SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement of accounting for financial instruments. The fair value option established by SFAS No. 159 permits all entities, including non-profits, to measure eligible items at fair value at specified election dates. Both SFAS 157 and SFAS 159 are effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact the adoption of SFAS 157 and SFAS 159 will have on our financial statements.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 "Accounting for Registration Payment Arrangements" which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." Adoption of EITF 00-19-2 was required for fiscal years beginning after December 15, 2006. We are currently assessing the impact the adoption of EITF 00-19-2 will have on our consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently assessing the impact this statement will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of the year ended December 31, 2006, nor do we have any as of June 30, 2007.

MANAGEMENT

Our directors are elected by our stockholders to a term of one year and to serve until his or her successor is duly elected and qualified, or until his death, resignation or removal. Each of our officers is appointed by our board of directors to a term of one year and serves until his successor is duly elected and qualified, or until his death, resignation or removal from office.

Our bylaws provide that the number of directors which shall constitute our whole board of directors shall not be less than one or more than five.  The number of directors is determined by resolution of our board of directors or by our stockholders at our annual meeting.  Our current board of directors consists of five directors.

The following table sets forth certain information regarding our executive officers and directors as of September 25, 2007:

Name	Age	Position
Thomas A. Szabo	47	Chairman of the Board and Chief Executive Officer
Richard M. Ono	47	Chief Financial Officer, Chief Operating Officer and Corporate Secretary
Steven J. Davis	41	Director
James R. Everline	65	Director
Douglas N. Johnson	48	Director
David A. Rane	52	Director

Mr. Szabo has served as the chairman of our board of directors and as our chief executive officer since the effectiveness of the exchange in August 2005 and has served as the chairman of the board of directors and chief executive officer of our wholly-owned subsidiary, Telanetix, Inc., a California corporation, from its inception in 2001.  From 2003 to 2005, Mr. Szabo served as chairman and chief executive office of Public Media Works, Inc. a publicly-traded film production company (OTC-BB: PMWI.OB).  From 1997 to the present, he has served as a director of Digital On-Demand, Inc., a private digital entertainment network, and served as chairman and chief executive officer from 1997 until its sale in 1999 to Alliance Entertainment Corporation, a privately held global entertainment distributor. From 2000 to 2005, Mr. Szabo served on the board of directors of Alliance Entertainment Corporation.

Mr. Ono has served as our chief financial officer, chief operating officer and corporate secretary since the effectiveness of the exchange in August 2005, and served as chief operating officer and corporate secretary of our wholly-owned subsidiary, Telanetix, Inc., a California corporation, since April 2005.  From 2002 to 2004, Mr. Ono was a partner with Avant Partners, Inc., a private management consulting firm specializing in high technology start-ups and turnarounds. From 1999 to 2002, he was the senior vice president, general manager for ADN Corporation, a private provider of internet services to enterprise customers. Mr. Ono has also held executive and senior level sales and marketing management positions with Xircom Corp., Western Digital Corp (NYSE: WDC), Gateway Communications, Inc. and Regis McKenna, Inc.

Mr. Davis was appointed to our board of directors on June 11, 2007.  He has practiced business and corporate law since 2005 in his law firm, Steven James Davis, A Professional Corporation. From 2002 to 2005, Mr. Davis served as general counsel and corporate secretary of Molecular Imaging Corporation, a publicly traded healthcare company.  From 2000 to 2002, he served as legal counsel for Leap Wireless International, Inc.  Before joining Leap Wireless, Mr. Davis was an attorney in the business and corporate group in the San Diego office of the law firm of Luce, Forward, Hamilton & Scripps LLP.

Mr. Everline was appointed to our board of directors on June 11, 2007.  He has been president of Everline & Co., a mergers and acquisitions/management consulting company, for the past fifteen years.  From 1990 to 1991, Mr. Everline was president, investment banking division, of Henry & Company, a venture capital and investment banking firm.  From 1988 to 1989, he was a partner of Founders Court Investors Inc.  Before that he served as vice president, capital markets group, of Bank of America.  He served as a member of the board of directors of Bandag, Incorporated, from 1982 until its merger in May 2007.  He also served as a member of the audit committee, executive committee, management continuity and compensation committee, and the nominating and corporate governance committee of the board of directors of Bandag.

Mr. Johnson was appointed to our board of directors on August 14, 2007 in connection with our acquisition of AccessLine Holdings, Inc.  He currently serves as the president of AccessLine.  Mr. Johnson joined the executive management team of AccessLine Communications in 2000 as the chief operating officer. In September 2002, Mr. Johnson was appointed as president and chief executive officer. Before joining AccessLine, he managed the Wireless IP and Wireless Office Services in North America for AT&T Wireless's Advanced Services Organization. Before that position he served as AT&T Wireless's North American Vice President for Global Markets. He is an honor graduate from Washington State University.

Mr. Rane was appointed to our board of directors on June 11, 2007.  He currently serves as a senior vice president and chief financial officer of World Waste Technologies, Inc. (OTCBB:WDWT) and has served in that capacity since November 2004.  Previously, from May 2004 to November 2004, he served as vice chancellor for financial management for the National University System.  Before that, he served as executive vice president of two development stage companies; SureBeam Corporation from 2001 to 2004 and StoreRunner Network, Inc. from 2000 to 2001.  Mr. Rane served as executive vice president and chief financial officer for Callaway Golf Company from 1994 to 2000. Previously, Mr. Rane was an executive with PricewaterhouseCoopers for 14 years in their San Diego, Brussels, and national offices.  Mr. Rane is a certified public accountant and has a B.A. in Accounting from Brigham Young University.

There are no family relationships among members of our management or our board of directors.

EXECUTIVE COMPENSATION

The Summary Compensation Table below summarizes the total compensation paid or earned by each of Thomas A. Szabo, our chief executive officer, and Richard M. Ono, our chief financial officer and chief operating officer, for the fiscal year ended December 31, 2006.  Throughout this prospectus, the individuals included in the Summary Compensation Table set forth below, are referred to as the "named executive officers."

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total ($)

Thomas A. Szabo, Chief Executive Officer	2006	180,000	19,167	199,167

Richard M. Ono, Chief Financial Officer and Chief	2006	150,000	415,833(2)	565,833
Operating Officer
(1) Represents the amount recognized for financial statement reporting purposes for 2006 in respect of outstanding option awards in accordance with SFAS 123(R). The assumptions made in valuing option awards reported in this column are discussed in Note 1, "Summary of Business and Significant Accounting Policies" under "Stock-Based Compensation" and Note 12, "Stock Based Compensation" to our consolidated financial statements included in this prospectus.
(2) The vesting of options to purchase 466,667 shares of common stock was accelerated during 2006.

We have not entered into any written employment agreement or arrangement with any of the named executive officers, nor have we adopted any compensation policies.  As disclosed in the Summary Compensation Table, during 2006, we paid the named executive officers an annual salary and granted each of them options to purchase shares of our common stock.  We provide named executive officers and our other employees with a salary to compensate them for services rendered during the fiscal year.  Salary amounts for the named executive officers are determined for each executive based on his position and responsibility, and on past individual performance.  The named executive officers have not received pay increases during the previous two years.

On August 12, 2005, five of our employees, including Mr. Szabo, entered into deferred compensation agreements for each of their respective unpaid salaries from 2003 and 2004.  The agreements stipulate that the unpaid salaries will be deferred until 2007 and 2008 with 50% of each individual's deferred compensation paid each year.  Accordingly, we will pay Mr. Szabo $160,000 in respect of his 2003 and 2004 deferred compensation in each 2007 and 2008.

During 2006, we accelerated the vesting of options to purchase 466,667 shares of our common stock held by Mr. Ono, our chief operating officer and chief financial officer.  The details of the options outstanding at the fiscal year ended December 31, 2006, are discussed in the table below.  Other than stock options, none of the named executive officers hold any other equity awards.

Outstanding Equity Awards at Fiscal Year-End
Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Thomas A. Szabo, Chief Executive Officer	208,334	-0-	-0-	$0.20	5/15/2012
	50,000	-0-	-0-	$0.20	5/30/2013
	75,000	-0-	-0-	$0.20	6/30/2013
	15,000	-0-	-0-	$0.20	8/11/2013
	25,000	-0-	-0-	$0.20	8/29/2013
	40,000	-0-	-0-	$0.20	3/2/2014
	15,000	-0-	-0-	$0.20	4/2/2014
	80,000	-0-	-0-	$0.20	5/4/2014
	25,554	-0-	-0-	$0.20	7/15/2014
	70,000	-0-	-0-	$0.20	6/2/2014
	95,834	104,166(1)	-0-	$0.20	1/1/2015

Richard M. Ono, Chief Financial Officer	200,000	-0-	-0-	$0.20	1/1/2015
and Chief Operating Officer	400,000	-0-	-0-	$1.00	8/15/2015

(1) Vests at the rate of 4,167 shares per month on the first day of each month.

We did not grant any options to the named executive officers in 2006.  During 2005, we granted options to purchase shares of our common stock to each of the named executive officers.  All such options were granted pursuant to our 2005 Equity Incentive Plan, or the "2005 Plan".  The 2005 Plan provides us with a means to retain the services of qualified executives and other persons eligible to receive stock awards that we may grant from time to time under the Plan.  By granting awards under the 2005 Plan, the recipients of such grants have an opportunity to benefit from increases in the value of our common stock.  We believe that granting awards under the 2005 Plan provides an incentive for such persons to exert maximum efforts for our success and for the success of our affiliates.

In 2005, we granted Mr. Szabo an option to purchase 200,000 shares of our common stock, as to which 50,000 shares vested on January 1, 2006, and the remaining 150,000 shares vest at a rate of 4,167 per month on the first day of each month beginning on February 1, 2006.  Also in 2005, we granted Mr. Ono two options to purchase an aggregate of 600,000 shares of our common stock.  We accelerated the vesting of the options granted to Mr. Ono in 2006, such that such options are fully vested at December 31, 2006.

Under the terms of the 2005 Plan, in the event we merge with or into another entity, the surviving or acquiring entity shall assume any stock awards outstanding under the 2005 Plan or shall substitute similar stock awards for those outstanding under the 2005 Plan.  If the surviving or acquiring entity refuses to take such actions, the vesting of such outstanding stock awards will be accelerated and made fully exercisable at least 30 days prior to the closing of such acquisition so long as such outstanding stock awards (i) are held by participants whose continuous service has not terminated prior to such event, and (ii) would otherwise vest and become exercisable within one year of the closing of such acquisition.

Director Compensation

Until June 11, 2007, we only had one director, Mr. Szabo, who also serves as our chief executive officer.  On June 11, 2007, we appointed James R. Everline, David A. Rane and Steven J. Davis to our board of directors.  In connection with their appointment, each of Messrs. Everline, Rane and Davis were granted options under our 2005 Equity Incentive Plan to purchase up to 15,000 shares of common stock, with an exercise price of $5.17 per share.  Such options vest monthly over the course of a year, beginning on July 1, 2007.  Other than such option grants and the reimbursement of actual and ordinary out-of-pocket expenditures, we do not and have not compensated our directors for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Related Transactions.  Since January 1, 2005, we have not had any transactions in which any of our related persons had or will have a direct or indirect material interest, nor are any such transactions currently proposed, except as noted below:

In August 2007, we completed our August 2007 Private Placements, pursuant to which Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena, purchased in the aggregate $10.0 million worth of our Series A Stock, debentures with an aggregate face value of $5.72 million and warrants to purchase up to 1,942,450 shares of our common stock.  Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena beneficially own, together with their affiliates, more than 5% of our outstanding common stock.  See "PROSPECTUS SUMMARY—Recent Financings," above, and "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources," above.

In March 2007, we entered into an agreement with Aequitas Capital Management, Inc., in order to provide our prospective customers with a leasing alternative for our videoconferencing systems.  In connection with this agreement, we issued Aequitas Capital an immediately exercisable warrant to purchase 250,000 shares of our common stock at an exercise price of $2.00 per share.  As a result of such issuance, Aequitas Capital beneficially owned, together with its affiliates, more than 5% of our then outstanding common stock.

Under the terms of our agreement with Aequitas Capital, qualifying customers will be able to lease one of our systems through private label leasing provided by Aequitas Capital.  Once the qualifying customer accepts the terms and conditions of the approved leasing arrangement and executes the documents, we will sell the videoconferencing system to Aequitas Capital who in turn will lease it to the customer on the terms and conditions agreed to by Aequitas Capital and the customer.  We agreed to provide Aequitas Capital with a right of first refusal for providing prospective customers with the leasing arrangement.

Also in March 2007, we sold seven Digital Presence Systems to Aequitas Commercial Finance, an affiliate of Aequitas Capital, for $248,500.

On August 18, 2005, in connection with the exchange agreement we entered into with Telanetix, Inc., a California corporation, or "Telanetix-California," we acquired all of the outstanding capital stock of Telanetix-California in exchange for our issuance to the stockholders of Telanetix-California an aggregate of 7,254,000 shares of our common stock.  We also issued options and warrants to purchase, in the aggregate, 4,251,512 shares of our common stock to holders of Telanetix-California options or warrants.  See "DESCRIPTION OF BUSINESS—Our Development," above.  The individuals that received shares of our common stock and options and warrants in connection with this transaction included our current executive officers, Mr. Szabo and Mr. Ono, who were officers of Telanetix-California at the time of the transaction, and Mr. Robert Alford and Mr. Robert Arnold, who were employees of Telanetix-California at the time of the transaction and who currently each hold more than 5% of our outstanding common stock.

Parent Companies.  We do not have a parent company.

Director Independence.  Our board of directors has determined that three of our current four directors -- each of Messrs. Everline, Rane and Davis -- are independent under the definition of independent director promulgated by the NASDAQ.  Each of Messrs. Everline, Rane and Davis also serve on the audit committee, nominating/corporate governance committee, and the compensation committee of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of September 25, 2007, we had 23,066,915 shares of common stock issued and outstanding.  The following table sets forth as of September 25, 2007 information regarding the beneficial ownership of our common stock with respect to (i) our executive officers and directors; (ii) by all directors and executive officers as a group; and (iii) all persons which we, pursuant to filings with the SEC and our stock transfer record by each person or group, know to own more than 5% of the outstanding shares of our common stock.  Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock.  Unless otherwise noted, each person has sole voting and investment power over the shares indicated below subject to applicable community property law.

Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership		Percentage of Class Beneficially Owned
Officers and Directors
Steven J. Davis	2,500	(1)	**
James R. Everline	2,500	(1)	**
Douglas N. Johnson	70,989		**
Richard M. Ono	600,000	(1)	2.54%
David A. Rane	2,500	(1)	**
Thomas A. Szabo	2,345,555	(2)	9.85%
All directors and executive officers as a group (6 persons)	3,024,044		12.38%

5% Stockholders
Thomas A. Szabo	2,345,555	(2)	9.85%
Robert S. Alford	1,316,666	(3)	5.64%
Enable Growth Partners LP	2,391,907	(4)	9.99%
Enable Opportunity Partners LP	2,391,907	(4)	9.99%
Pierce Diversified Strategy Master Fund LLC, ena	2,391,907	(4)	9.99%

*
Each stockholder may be contacted at our corporate offices unless otherwise indicated in the footnotes below.  The address of our corporate offices is 6197 Cornerstone Court East, Ste. 108, San Diego, California.

**	Less than one percent.
(1)	Consists of shares of our common stock issuable upon exercise of options.
(2)	Consists of (i) 1,600,000 shares of our common stock and (ii) 745,555 shares of our common stock issuable upon exercise of options.
(3)	Consists of (i) 800,000 shares of our common stock and (ii) 516,666 shares of our common stock issuable upon exercise of options.
(4)
Does not include 7,457,583 shares of our common stock acquirable upon the conversion of debentures and preferred stock, and exercise of warrants held by the stockholder or its affiliates as described in the paragraph below, all of which are subject to conversion or exercise caps.  Pursuant to the terms of the debentures and warrants referred to in the paragraph below (other than those acquired on August 30, 2007), the number of shares of our common stock that may be acquired by the stockholder upon any conversion of the debentures is limited, to the extent necessary, to ensure that following such conversion, the number of shares of our common stock then beneficially owned by the stockholder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the stockholder for purposes of the Exchange Act does not exceed 9.99% of the total number of shares of our common stock then outstanding.  The debentures, warrants and Series A Stock acquired on August 30, 2007 include similar caps on the stockholder's right to acquire shares of our common stock upon exercise of such securities except that the cap is 4.99%.  Such cap may be increased to 9.99% by the stockholder upon 61 days notice, but may not be increased or waived thereafter. Accordingly, including the 1,515,808 shares of common stock such entities own in the aggregate as of September 25, 2007, in light of the beneficial ownership cap, the aforementioned entities are entitled to own 2,391,907 shares of our common stock.

This stockholder and its affiliates hold the following securities:  (i) $1,001,623 principal value original issue discount 6% convertible debenture acquired by Enable Growth Partners LP ("EGP"), an affiliate of Enable Opportunity Partners LP ("EOP") and Pierce Diversified Strategy Master Fund LLC, ena ("Pierce"), on December 28, 2006, currently convertible into 650,405 shares of our common stock; (ii) an immediately exercisable warrant to purchase 224,138 shares of our common stock at $1.69 per share held by EGP; (iii) $117,838 principal value original issue discount 6% convertible debenture acquired by EOP, an affiliate of EGP and Pierce, on December 28, 2006, currently convertible into 76,518 shares of our common stock; (iv) an immediately exercisable warrant to purchase 26,369 shares of our common stock at $1.69 per share held by EOP; (v) $58,919 principal value original issue discount 6% convertible debenture acquired by Pierce, an affiliate of EOP and EGP, on December 28, 2006, currently convertible into 38,260 shares of our common stock; (vi) an immediately exercisable warrant to purchase 13,184 shares of our common stock at $1.69 per share held by Pierce; (vii) an immediately exercisable warrant to purchase 212,987 shares of our common stock at $1.69 per share held by EGP; (viii) an immediately exercisable warrant to purchase 25,195 shares of our common stock at $1.69 per share held by EOP; (ix) an immediately exercisable warrant to purchase 12,468 shares of our common stock at $1.69 per share held by Pierce; (x) 7,600 shares of our Series A Stock acquired by EGP on August 30, 2007, currently convertible into 2,704,626 shares of our common stock; (xi) an immediately exercisable warrant to purchase 1,027,758 shares of our common stock at $4.20 per share acquired by EGP on August 30, 2007; (xii) $4,343,000 principal value original issue discount 6% convertible debenture acquired by EGP on August 30, 2007, currently convertible into 1,180,163 shares of our common stock; (xiii) an immediately exercisable warrant to purchase 448,462 shares of our common stock at $4.20 per share acquired by EGP on August 30, 2007; (xiv) 2,000 shares of our Series A Stock acquired by EOP on August 30, 2007, currently convertible into 711,744 shares of our common stock; (xv) an immediately exercisable warrant to purchase 270,463 shares of our common stock at $4.20 per share acquired by EOP on August 30, 2007; (xvi) $1,143,000 principal value original issue discount 6% convertible debenture acquired by EOP on August 30, 2007, currently convertible into 310,598 shares of our common stock; (xvii) an immediately exercisable warrant to purchase 118,027 shares of our common stock at $4.20 per share acquired by EOP on August 30, 2007; (xviii) 400 shares of our Series A Stock acquired by Pierce on August 30, 2007, currently convertible into 142,349 shares of our common stock; (xix) an immediately exercisable warrant to purchase 54,093 shares of our common stock at $4.20 per share acquired by Pierce on August 30, 2007; (xx) $229,000 principal value original issue discount 6% convertible debenture acquired by Pierce on August 30, 2007, currently convertible into 62,228 shares of our common stock; (xxi) an immediately exercisable warrant to purchase 23,647 shares of our common stock at $4.20 per share acquired by Pierce on August 30, 2007; and (xxii) 1,515,808 shares of common stock.  Mitch Levine is the Managing Partner of each of EGP, EOP and Pierce and, as such, has the power to direct the vote and disposition of these shares.  Mr. Levine disclaims beneficial ownership of these shares.

Each of EGP, EOP and Pierce may be contacted at One Ferry Building Ste. 225, San Francisco, California.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. Our preferred stock may be divided into such number or series as our board of directors may determine. Our board of directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. Our board of directors, within the limits and restrictions stated in any resolutions of our board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.  The following summary is qualified in its entirety by reference to our certificate of incorporation, certificate of designation and bylaws, copies of which are filed as exhibits to our previous filings with the SEC and are incorporated herein by this reference.

Common Stock

As of September 25, 2007, there were 23,066,915 shares of common stock outstanding that were held of record by approximately 128 stockholders. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

We have reserved 16,000,000 shares of common stock for issuance pursuant to outstanding shares of our Series A Stock, convertible debentures, options and warrants.

Preferred Stock

As of September 25, 2007, we had 13,000 shares of preferred stock outstanding, all of which consisted of our Series A Stock and held of record by five holders.

The stated value of each share is $1,000, subject to increase if we are unable to pay any dividend payment when due, if we do not achieve aggregate revenues of at least $30.00 million during the four fiscal quarters beginning on October 1, 2007 and ending on September 30, 2008, or if on or before March 31, 2008, our common stock is not listed on a major trading market or exchange other than the OTC Bulletin Board.

Our Series A Stock accrues cumulative dividends at a rate of 5.7% per annum through the third anniversary of the date they were issued, 18% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on January 1, 2008. The dividend rate decreases to zero percent if at any time we are able to force the holders to convert the Series A Stock into shares of our common stock but such conversion does not occur because of caps on the holders beneficial ownership of our common stock. We may pay the dividends in cash or with shares of our common stock provided that we meet certain equity conditions, including having a currently effective registration statement covering the shares of common stock so issued. If we pay dividends with shares of our common stock, the shares issued for such purpose will be valued at 85% of the average of the VWAPs for the 20 consecutive trading days immediately before the applicable dividend payment date. If we are unable to make a dividend payment in cash and the equity conditions are not met, the holder may elect to waive the equity conditions requirement and receive shares of our common stock or elect to have the dividends accrue to the next dividend payment date or accreted to, and increase, the outstanding stated value.

The Series A Stock is convertible by the holders thereof at any time into a number of shares of common stock equal to the quotient obtained by dividing the then stated value by the then applicable conversion price (currently, $2.81). Anytime after the later of the (i) 90th day following the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series A Stock and (ii) the date our common stock is listed for trading on a major trading market or exchange other than the OTC Bulletin Board, we may force conversion if the VWAP for our common stock exceeds 250% of the then effective conversion price for 10 consecutive trading days. Any forced conversion is subject to our meeting certain equity conditions including having an effective registration statement and is subject to a 4.99% cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion.

Generally, our Series A Stock has no voting rights. However, we cannot take certain actions without the consent of a majority of the then outstanding holders of the Series A Stock, including, issuing additional securities senior to or on par with the Series A Stock, amending our certificate of incorporation or by-laws in any manner adverse to the rights of the Series A Stock, or adversely changing the rights of the Series A Stock.

Our Series A Stock has liquidation rights in preference over junior securities, including common stock, and has certain anti-dilution protection.

DISCLOSURE OF COMMISSION POSITION
OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Delaware General Corporate Law permits a Delaware corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed, to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law, (i) for breach of the directors' duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of Delaware General Corporate Law or (iv) for any transaction from which the director derived an improper personal benefit  Our bylaws provide that we shall indemnify our officers, directors, employees and agents to the extent permitted by Delaware General Corporate Law .  Pursuant to Section 145 of Delaware General Corporate Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that having these provisions in our certificate of incorporation and bylaws is necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware General Corporate Law.  In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The indemnification provided by Delaware General Corporate Law and our certificate of incorporation and bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

The Company has an insurance policy covering the officers and directors of the Company with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Duane Morris LLP, in San Diego, California.

EXPERTS

Our audited financial statements at December 31, 2006 appearing in this prospectus have been audited by Burnham & Schumm P.C., independent certified public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The audited combined financial statements of AVS Installation LLC and Union Labor Force 1 LLC for the fiscal year ended December 31, 2006 appearing in this prospectus have been audited by Rosenberg Rich Baker Berman and Company, independent certified public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel was hired on a contingent basis, and no expert or counsel will receive a direct or indirect interest in the Company or was a promoter, underwriter, voting trustee, director, officer, or employee of the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not had any disputes or disagreements with Burnham & Schumm, P.C., our independent outside auditors, which have been engaged by us since May 2005.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form SB-2, and amendments thereto, under the Securities Act relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement, as amended. This prospectus constitutes the prospectus of the Company, filed as part of the registration statement, as amended, and it does not contain all information in the registration statement, as amended, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

We are subject to the informational requirements of the Exchange Act, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's website at http://www.sec.gov.

Our statements in this prospectus about the contents of any contract or other document are not necessarily complete.  You should refer to the copy of such contract or other document that we have filed as an exhibit to the registration statement, as amended, of which this prospectus is a part, for complete information.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We furnish our stockholders with annual reports containing audited financial statements.

TELANETIX, INC.

TELANETIX, INC.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2007	December 31, 2006

ASSETS
Current assets
Cash	$2,023,569	$3,198,200
Accounts receivable, net of allowance for doubtful accounts of
$68,170 and $-0- at June 30, 2007 and December 31, 2006, respectively	978,422	699,985
Inventory	410,397	-
Prepaid expenses and other current assets	69,465	42,976
Total current assets	3,481,853	3,941,161
Property and equipment, net	163,764	116,919
Deposits	15,632	15,632
Deferred financing costs, net	187,193	206,658
Goodwill	904,643	-
Purchased intangibles, net	726,000	-
Total assets	$5,479,085	$4,280,370

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$809,030	$361,512
Accrued liabilities	401,869	404,007
Lines of credit	418,293	-
Deferred revenue	218,794	-
Deferred compensation, current portion	481,692	481,692
Notes payable, stockholder	-	1,300,000
Convertible debentures, current portion	1,583,386	731,905
Warrant liabilities	4,462,357	542,397
Total current liabilities	8,375,421	3,821,513
Non-current liabilities
Convertible debentures, less current portion	1,066,858	1,463,810
Deferred compensation	481,692	481,692
Total non-current liabilities	1,548,550	1,945,502
Total liabilities	9,923,971	5,767,015
Stockholders' Deficit
Preferred stock, no par value, Authorized:10,000,000; Issued and outstanding: none	-	-
Common stock, $.0001 par value; Authorized: 200,000,000 shares;
Issued and outstanding: 16,584,259 at June 30, 2007 and 15,557,166 at December 31, 2006	1,658	1,556
Additional paid in capital	12,212,951	8,515,232
Warrants	10,000	10,000
Accumulated deficit	(16,669,495)	(10,013,433)
Total stockholders' deficit	(4,444,886)	(1,486,645)
Total liabilities and stockholders' deficit	$5,479,085	$4,280,370

The accompanying notes are in integral part of these condensed consolidated financial statements.

TELANETIX, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Revenues:
Product revenues	$600,758	$-	$1,018,484	$-
Service revenues	1,444,315	48,438	1,488,857	75,938
Total revenues	2,045,073	48,438	2,507,341	75,938

Cost of revenues:
Cost of product revenues	335,156	-	437,207	-
Cost of service revenues	1,172,440	35,980	1,212,094	55,923
Total cost of revenues	1,507,596	35,980	1,649,301	55,923
Gross profit	537,477	12,458	858,040	20,015

Operating expenses:
Selling, general and administrative	1,413,802	837,468	2,690,785	1,280,615
Research and development	208,196	98,071	388,903	184,546
Amortization of purchased intangibles	4,000	-	4,000	-
Total operating expenses	1,625,998	935,539	3,083,688	1,465,161
Operating loss	(1,088,521)	(923,081)	(2,225,648)	(1,445,146)

Other income (expense)
Interest income	15,104	1,896	22,644	2,550
Interest expense	(718,101)	(20,308)	(1,089,268)	(39,541)
Change in fair market value of warrants	603,019	-	(3,368,129)	-
Gain (loss) on disposal of fixed assets	4,339	2,193	4,339	(1,960)
Total other income (expense)	(95,639)	(16,219)	(4,430,414)	(38,951)
Loss before income taxes	(1,184,160)	(939,300)	(6,656,062)	(1,484,097)
Provision for income taxes	-	-	-	-
Net loss	$(1,184,160)	$(939,300)	$(6,656,062)	$(1,484,097)

Net loss per share - basic and diluted	$(0.07)	$(0.07)	$(0.42)	$(0.11)

Weighted average shares outstanding -
basic and diluted	16,203,012	14,433,568	15,887,917	14,113,535

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELANETIX, INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended
	June 30, 2007	June 30, 2006

Cash flows from operating activities:
Net loss	$(6,656,062)	$(1,484,097)

Adjustments to net loss to cash
provided by operating activities:
Depreciation	32,744	57,535
(Gain) Loss on disposal of fixed assets	(4,339)	1,960
Amortization of deferred financing costs	101,410	-
Amortization of intangible assets	4,000	-
Amortization of fair value of stock options	237,419	454,083
Amortization of note discounts	831,960	-
Common stock issued for accrued interest	49,711	-
Issuance of common stock for non-registration penalty	5,043	-
Value of warrant issued for finance program agreement	596,275	-
Change in fair value of warrant liabilities	3,368,129	-
Changes in assets and liabilities
Accounts receivable	197,233	1,248
Inventory	100,251	-
Prepaid expenses and deposits	31,437	(47,077)
Accounts payable and accrued expenses	(539,915)	(82,812)
Deferred revenue	82,268	100,000
Net cash used by operating activities	(1,562,436)	(999,160)

Cash flows from investing activities:
Purchase of property and equipment	(28,714)	(54,199)
Proceeds from disposal of fixed assets	4,900	13,267
Cash acquired in purchase of AVS	64,253	-
Net cash used by investing activities	40,439	(40,932)

Cash flows from financing activities:
Proceeds from notes payable issued to shareholders	-	1,459,000
Proceeds from sale of convertible debentures	1,351,000	-
Deferred financing costs	(81,945)	-
Proceeds from exercise of warrants	379,776	-
Payment of notes payable issued to a shareholder	(1,300,000)	(31,700)
Payments on lines of credit	(1,465)	-
Net cash provided by financing activities	347,366	1,427,300

Net increase (decrease) in cash	(1,174,631)	387,208

Cash at beginning of the period	3,198,200	47,906

Cash at end of the period	$2,023,569	$435,114

Interest paid	$240,565	$-
Income taxes paid	$-	$-
Common stock issued in connection with the acquisition of subsidiary	$1,253,000	$-
Liabilities assumed in acquisition of subsidiary	$1,541,576	$-
Convertible debentures converted into common stock	$784,800	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELANETIX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited financial statements, consisting of the condensed consolidated balance sheet as of June 30, 2007, the condensed consolidated statements of operations for the three months ended June 30, 2007 and 2006, the condensed consolidated statements of operations for the six months ended June 30, 2007 and 2006, and the condensed consolidated statements of cash flows for the six months ended June 30, 2007 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the instructions to Form 10-QSB. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes typically found in the audited consolidated financial statements and footnotes thereto included in the Annual Report on Form 10-KSB of Telanetix, Inc. and its subsidiaries (the "Company"). In the opinion of management, all adjustments (primarily consisting of normal recurring adjustments) considered necessary for a fair statement have been included.

The condensed consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements as of that date but does not include all of the information and footnotes included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and operating results for the three months and for the six months ended June 30, 2007 and are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2.	Significant Accounting Policy Update

Revenue recognition.  The Company recognizes revenue when sufficient evidence of an arrangement exists, title has transferred, payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectibility is reasonably assured. In addition, the Company recognizes service revenue at project completion or based upon completed project milestones, as dictated by terms of the project contract, and in accordance with generally accepted accounting principles. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, the Company recognizes extended service revenue on its hardware and software products as the service is performed, generally over one year.

The Company accrues for sales returns and other allowances as a reduction to revenues upon shipment based upon its contractual obligations and historical experience.

3.	Acquisition, Goodwill and Intangible Assets

Effective April 1, 2007, the Company acquired all of the membership interests in AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company (together, "AVS"). AVS provides a full range of audio visual services to clients and end-users as the single point of contact during design and project implementation. The consideration paid by the Company for the membership interests of AVS consisted of 248,119 shares of the Company's common stock valued at $1,253,000. Management allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The Company may adjust the preliminary purchase price allocation after giving consideration to final valuation reports from independent appraisers and obtaining more information regarding, among other things, asset valuations, liabilities assumed, and revisions of preliminary estimates.

The preliminary purchase price allocation as of April 1, 2007, subject to change pending completion of the final valuation and analysis, is as follows:

Tangible assets	$1,159,933
Goodwill	904,643
Customer relationships	500,000
Trade name	150,000
Workforce	80,000
Total assets acquired	2,794,576
Liabilities assumed	(1,541,576)
Net assets acquired	$1,253,000

 The primary reason for the acquisition and the factors that contributed to the recognition of goodwill of $904,643 relate to AVS's expertise in the audio visual field and their client base, that when combined with the Company's existing product offerings, will provide the Company with the ability to provide both the product and services required for videoconferencing and audio visual solutions. See "Note 4-Goodwill and Purchased Intangibles," below, for additional information.

AVS's results are included in the Company's results of operations from the acquisition date. The unaudited financial information table below summarizes the combined results of operations of the Company and AVS, on a pro forma basis, as if the acquisition had occurred at January 1, 2007 and 2006.  The unaudited pro forma financial information combines the historical results of operations of the Company and AVS for the six months ended June 30, 2007 and 2006, and has been prepared for comparative purposes only and does not purport to be indicative of the actual operating results that would have been recorded had the acquisition actually taken place on January 1, 2007 or 2006, and should not be taken as indicative of future consolidated operating results.

	Six months ended
	June 30, 2007	June 30, 2006

Net revenues	$3,698,442	$1,638,652
Gross profit	$1,008,431	$311,638
Net loss	$(6,772,997)	$(1,443,878)
Net loss per share - basic and diluted	$(0.42)	$(0.10)

4.	Goodwill and Purchased Intangibles

As required under Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets, goodwill is separately disclosed from other intangible assets on the consolidated balance sheet and not amortized, but is tested for impairment on at least an annual basis. The Company determined that the customer relationships and trade name have indefinite lives as the Company expects to generate cash flows related to these assets indefinitely. Consequently, customer relationships and trade name are not amortized, but will be reviewed for impairment at least annually. The Company will complete impairment tests on its goodwill and purchased intangible assets at December 31, 2007. The Company will continue to perform future impairment tests as required by FAS 142 as of December 31 in future years or when indicators of impairment are noted.  The value attributable to the workforce will be amortized over a period of five years.

Purchased intangible assets consist of the following:

June 30, 2007
Customer relationships	$500,000
Trade name	150,000
Workforce	80,000
Total	730,000
Less accumulated amortization	(4,000)
Purchased intangible assets, net	$726,000

5.	Inventory

Inventory is valued at the lower of cost or market with cost computed on a first-in, first-out ("FIFO") basis. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluation net realizable value. Inventory consists of purchased audio and video conferencing equipment and products held for resale.

6.	Accrued Liabilities

Accrued liabilities consisted of the following:

	June 30, 2007	December 31, 2006

Accrued payroll and taxes	$159,468	$173,964
Accrued vacation and sick	114,916	88,204
Accrued interest, stockholder	-	137,593
Accrued interest	-	1,829
Sales tax payable	113,534	2,417
Other	13,951	-
	$401,869	$404,007

7.	Lines of Credit

The Company, through AVS, has two Revolving Credit Agreements (together, the "Credit Agreements") with Interstate Net Bank. The Company has the ability to borrow up to $250,000 under the terms of one of the Credit Agreements, and up to $300,000 under the other, both at the five year Treasury Bill Rate plus 2.5%.  At June 30, 2007, the outstanding balance on each of the Credit Agreements was $144,900 and $273,393, respectively.  Subsequent to the end of the quarter, in July 2007, the Company paid off both of the Credit Agreements, totaling $418,293. In August 2007, the Company entered into a Loan and Security Agreement with Bridge Bank, National Association, pursuant to which the Company was granted a revolving line of credit of up to $1.5 million.  See "Note 13 - Subsequent Events," below, for more information.

8.	Convertible Debentures

On December 28, 2006, the Company issued original issue discount 6% unsecured convertible debentures and common stock purchase warrants to four unaffiliated institutional investors. The Company issued an aggregate of $3,657,143 principal amount of debentures at an original issue discount of 12.5% or $457,143 and 949,907 warrants, resulting in net proceeds to the Company of $3,090,000 after deducting fees of $110,000. The Company incurred legal and other expenses of $97,446, and capitalized $207,446 of deferred financing costs.

On February 12, 2007, the Company issued original issue discount 6% unsecured convertible debentures and common stock purchase warrants to the same four unaffiliated institutional investors in the December private placement. The Company issued an aggregate of $1,544,000 principal amount of debentures at an original issue discount of 12.5% or $193,000 and 401,040 warrants, resulting in net proceeds to the Company of $1,312,225 after deducting fees of $38,775. The Company incurred legal and other expenses of $43,170, and capitalized $81,945 of deferred financing costs.

The debentures issued in both private placements are due December 31, 2008. Interest on the debentures accrues at the rate of 6% per annum and is payable quarterly on April 1, July 1, October 1, and December 1, commencing on April 1, 2007. Monthly redemption payments equal to 1/18th of the principal amount due under each debenture begin July 1, 2007 and continue through December 31, 2008. Monthly redemption payments must also include any accrued interest on the portion of the debentures being redeemed. The Company has the right to pay interest and monthly redemption payments in cash, or upon notice to the holders and compliance with certain equity conditions (as defined in the debenture), the Company can pay all or a portion of any such payment in common stock valued at the price equal to the lesser of the then effective conversion price (initially $1.54) or 85% of the average of the volume weighted average price ("VWAP") per share as reported on Bloomberg for the Company's common stock for the ten trading days prior to the payment date or the date that the shares are delivered. The Company has the option, subject to compliance with certain equity conditions, to redeem the debentures before their maturity by payment in cash of 120% of the then outstanding principal amount of the debenture plus accrued interest and other charges.

The debentures are convertible at any time at the discretion of the holder at a conversion price per share of $1.54, subject to adjustment including full-ratchet, anti-dilution protection. The Company also has the right, subject to compliance with certain equity conditions and certain limitations on the holders beneficial ownership of common stock, to force conversion if the average of the VWAP for the Company's common stock exceeds 200% of the effective conversion price (initially $3.08) for 20 trading days out of a consecutive 30 day trading period.

The debentures impose certain covenants on the Company, including restrictions against incurring additional indebtedness (other than permitted indebtedness as defined in the debenture), creating any liens on its property (other than permitted liens as defined in the debenture), amending its certificate of incorporation or bylaws, redeeming or paying dividends on shares of its outstanding common stock, and entering into certain related party transactions. The debenture defines certain events of default, including without limitation failure to make a payment obligation, failure to observe other covenants of the debenture or related agreements (subject to applicable cure periods), breach of representation or warranty, bankruptcy, default under another significant contract or credit obligation, delisting of the Company's common stock, a change in control, failure to secure and maintain an effective registration statement covering the resale of the common stock underlying the debentures and the warrants, or failure to deliver share certificates in a timely manner. On the occurrence of an event of default, the holders of the debentures have the right to accelerate all amounts outstanding under the debentures and demand payment of a mandatory default amount equal to 130% of the amount outstanding under the debenture, plus accrued interest and expenses.

The Company also entered into registration rights agreements with the institutional investors in both the December and February private placements, pursuant to which the Company agreed to file a registration statement covering the resale of the shares of common stock that may be issued to investors upon the conversion of the debentures, payment in kind, and the exercise of the warrants, and to maintain the effectiveness of that registration statement (subject to certain limitations) for a period of time until the holders can sell the underlying common stock without volume restrictions under Rule 144(k).  The Company filed a registration statement, which was and currently remains effective, covering the resale of the shares of common stock issued and issuable upon conversion of the debentures and exercise of the warrants issued in the December 2006 private placement.  The Company filed a separate registration statement covering the resale of the shares of common stock issued and issuable upon conversion of the debentures and exercise of the warrants issued in the February 2007 private placement, which has not yet been declared effective.

The debentures and warrants were issued to the institutional investors in private placement transactions in accordance with Rule 506 under Regulation D of the Securities Act of 1933 (the "Securities Act").  Kaufman Bros., L.P. acted as an advisor to the Company in connection with both transactions and received fees of $113,775 in connection with its services.

In May 2007, the holders of the debentures issued in December 2006 converted $784,800 of principal value into 509,610 shares of common stock, reflecting a conversion price of $1.54 per share.

The following table summarizes information relative to the debentures issued in both the December 2006 and February 2007 private placements at June 30, 2007and December 31, 2006:

	June 30, 2007	December 31, 2006

Convertible debentures	$4,416,343	$3,657,143
Less discounts, net of amortization:
Original issue discount - 12.5%	(422,357)	(455,247)
Detachable warrants discount	(758,836)	(542,396)
Beneficial conversion discount	(584,906)	(463,785)
Convertible debentures, net of discounts	2,650,244	2,195,715
Less current portion	(1,583,386)	(731,905)
Convertible debentures, long term portion	$1,066,858	$1,463,810

Maturities of the debentures are as follows:

Due through June 30, 2008	$2,872,343
Due from July 1, 2008 to December 31, 2008	1,544,000
$4,416,343

Pursuant to Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock, the fair value of the warrants at the issuance was recorded as a warrant liability because (i) the shares issuable upon exercise of such warrants are required to be registered and (ii) net cash settlement could occur.  EITF No. 00-19 provides that contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the Company.  See "Note 9-Warrants and Warrant Liabilities," below, for more information.

In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FASB 133"), the Company determined that the conversion feature of the debentures did not meet the criteria for bifurcation of the conversion option, as the debt met the definition of "conventional convertible debt", as defined under EITF No. 00-19, and therefore the conversion feature of the debentures did not need to be bifurcated and accounted for as a derivative.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which provides guidance on the calculation of a beneficial conversion feature on a convertible instrument, the Company has determined that the debentures issued in December 2006 had a non-cash beneficial conversion feature of $463,785. The beneficial conversion feature was determined based on the difference between the calculated conversion value after the allocation of the full fair value of the warrants issued in connection with such debentures of $542,396 to the debt discount and the fair value of the Company's common stock of $1.48 per share. After the allocation of proceeds between the debentures and warrants are made, the conversion price of $1.265 was calculated based on the allocated amount to debts divided by the total number of shares into which the debentures are convertible. The calculated amount of $0.215, the difference of the fair value of the common stock of $1.48 and the effective conversion price of $1.265, represents the beneficial value per share.  This beneficial value was applied to the total shares into which the debentures are convertible to calculate the beneficial conversion feature. The discounts on account of the beneficial conversion feature and fair value of the warrants will be recognized as additional interest expense.

Similarly, the Company has determined that the convertible debentures issued in February 2007 had a non-cash beneficial conversion feature of $391,797. The beneficial conversion feature was determined based on the difference between the calculated conversion value after the allocation of the full fair value of the warrants issued in connection with such debentures of $551,831 to the debt discount and the fair value of the Company's common stock of $2.49 per share. After the allocation of proceeds between the debentures and warrants are made, a conversion price of $1.768 was calculated based on the allocated amount to debentures divided by the total number of shares into which the debentures are convertible. The calculated amount of $0.722, the difference of the fair value of the common stock of $2.49 and the effective conversion price of $1.768, represents the beneficial value per share. This beneficial value was applied to the total shares into which the debentures are convertible to calculate the beneficial conversion feature. The discounts on account of the beneficial conversion feature and fair value of the warrants will be recognized as additional interest expense.

9.	Warrants and Warrant Liabilities

In March 2005, the Company issued warrants to two individuals in exchange for services rendered to the Company. These warrants allow each of the individuals to purchase up to 50,000 shares at $1.25 per share and expire, if not exercised, on March 31, 2008.  In July 2005, the Company sold additional warrants to these same individuals for a total of $10,000. These warrants allow each of the individuals to purchase up to 100,000 shares of the Company's common stock at $1.80 per share and expire, if not exercised, on June 30, 2008.

In November 2006, the Company issued warrants to purchase 281,250 shares of its common stock at an exercise price of $1.50 per share in conjunction with a private placement of its common stock.  The warrants expire, if not exercised, three years from issuance.

On December 28, 2006, the Company issued warrants to purchase 949,907 shares of common stock at $1.69 per share in conjunction with the sale of its debentures.  On February 12, 2007, the Company issued warrants to purchase 401,040 shares of common stock at $1.69 per share in conjunction with the sale of its debentures. The warrants are immediately exercisable and expire five years from the issue date.

The warrants issued in December 2006 and February 2007 have registration rights for the underlying shares. EITF No. 00-19 provides that contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the Company.  The warrant agreements related to the warrants issued in December 2006 and February 2007 require net cash settlement, at the option of the holder, if the Company fails to issue and deliver common stock on exercise of a warrant within three business days of receipt of a written exercise notice by the holder and the holder purchases shares of common stock to deliver in satisfaction of a sale of the common stock the holder anticipated to receive upon exercise of the warrant.  Pursuant to EITF No. 00-19, the Company recorded the fair value of the warrants at the issue date as a warrant liability.

The fair value of warrants was estimated at the issuance dates and revalued at June 30, 2007, using a Black Scholes option pricing model with the following assumptions: a risk free interest rate of approximately 4.72% to 4.84% at the issuance dates and 4.87% on June 30, 2007, no dividend yield, volatility factors of 39.53% to 40.83% at the issuance dates and 39.24% to 39.46% at June 30, 2007, contractual terms of 5 years and expected terms based upon the formula prescribed in SEC Staff Accounting Bulletin 107 of 2.25 years to 2.30 years. These assumptions use the interest rate prevailing at the time of issuance, volatility factors calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. The decrease in fair value of the warrants for the three months ended June 30, 2007 of $603,019 was reported as non-operating income in the financial statements. The increase in fair value of the warrants for the six months ended June 30, 2007 of $3,368,129 was reported as a non-operating expense in the financial statements.

The warrant liability related to the debentures issued in the Company’s December 2006 and February 2007 private placements totals $4,462,357 and $542,397 at June 30, 2007 and December 31, 2006, respectively.

On March 6, 2007, the Company issued an immediately exercisable warrant to purchase 250,000 shares of common stock at $2.00 per share in connection with its agreement with Aequitas Capital Management, Inc., to provide the Company's prospective customers with a leasing alternative for the Company's videoconferencing systems. The warrant has a three year term, and has been accounted for as an equity issuance in the financial statements.

The fair value of the warrant issued to Aequitas Capital at the issue date was calculated using a Black Scholes option pricing model with the following assumptions: a risk free interest rate of 4.58%, volatility factor of 43.35%, contractual term of 3 years and expected term based upon the formula prescribed in SEC Staff Accounting Bulletin 107 of 1.5 years. The fair value of the warrant of $596,275 was expensed as financing program costs.

The following table summarizes warrant activity for the six months ended June 30, 2007:

	Number of Shares Subject to Warrants	Weighted Average Exercise Price

Balance - December 31, 2006	1,531,157	$1.64
Granted	651,040	1.81
Exercised	(232,917)	1.63
Forfeited	-	-
Expired	-	-
Balance – June 30, 2007	1,949,280	$1.70

The following table summarizes information about warrants outstanding at June 30, 2007:

Exercise Prices	Number of Shares Subject to Outstanding Warrants and Exercisable	Weighted Average Remaining Contractual Life (years)

$1.25	100,000	0.75
$1.50	208,333	2.42
$1.80	200,000	1.00
$1.69	1,190,947	4.54
$2.00	250,000	2.68
	1,949,280

10.	Stock Based Compensation

Prior to year ended December 31, 2005, the Company elected to use the intrinsic value based method and to disclose the pro forma effect of using the fair value based method to account for its stock-based compensation. As a result of the recent adoption by the Financial Accounting Standards Board of SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123(R)"), the Company is now required to apply the fair value method as prescribed in SFAS No. 123 (R) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Expense Information Under SFAS No. 123(R)

The following table summarizes stock-based compensation expense recorded under SFAS No. 123(R) for the three months and six months ended June 30, 2007 and 2006 and its allocation within the condensed consolidated statement of operations:

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Cost of service revenues	$20,420	$-	$20,420	$-

Selling, general and administrative	151,424	417,190	177,882	448,297
Research and development	26,589	2,893	39,117	5,786
Stock based compensation included in operating expenses	178,013	420,083	216,999	454,083

Stock-based compensation expense related to employee equity awards	$198,433	$420,083	$237,419	$454,083

Valuation Assumptions

The fair value of each option award is estimated on the date of grant using the Black Scholes option valuation model that uses the assumptions noted in the following table. The weighted-average grant-date fair value of options granted during the three months ended June 30, 2007 and 2006 was $3.00 and $-0- per share, respectively. No options were exercised during either of the six months ended June 30, 2007 or 2006.

Because the Black Scholes option valuation model incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from estimates and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	June 30, 2007	March 31, 2007	December 31, 2006

Expected volatility	58.8%	60.7%	0.1%
Weighted-average volatility	58.8%	60.7%	0.0%
Expected dividends	0.0%	0.0%	0.0%
Expected term in years	6.08	6.08	5 to 8
Risk-free rate	4.5%	4.7%	4% to 7%

A summary of option activity under the Company's 2005 Equity Incentive Plan (the "2005 Plan") as of June 30, 2007 and December 31, 2006, and changes during the periods then ended is presented below:

	Shares Subject to Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2006	3,651,512	$0.29	6.9	$-
Granted	10,000	$1.50
Exercised	-	$-
Forfeited or expired	(310,000)	$0.24
Outstanding at December 31, 2006	3,351,512		6.6	$-
Granted	1,185,500	$4.51
Exercised	-	$-
Forfeited or expired	(30,956)	$0.20
Outstanding at June 30, 2007	4,506,056	$1.35	7.1	$16,692,222

Exercisable at June 30, 2007	3,105,556	$1.01	7.1	$14,741,947

A summary of the status of the Company's nonvested options as of June 30, 2007 and December 31, 2006, and changes during the periods then ended is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	1,232,987	$0.44
Granted	10,000	$-
Vested	(778,193)	$0.60
Forfeited	(179,794)	$-
Nonvested at December 31, 2006	285,000	$0.20
Granted	1,185,500	$2.59
Vested	(70,000)	$0.20
Forfeited	-	$-
Nonvested at June 30, 2007	1,400,500	$2.20

As of June 30, 2007, there was $2,894,190 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2005 Plan. That cost is expected to be recognized over a weighted-average period of 3.68 years. The total fair value of options vested during the six months ended June 30, 2007 and 2006 was $14,000 and $40,750, respectively.

11.	Basic and Diluted Net Loss per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all potential diluted stock options and warrants were converted or exercised. The calculation of diluted net loss per share excludes potential common stock equivalents if the effect is anti-dilutive. The Company's weighted average common shares outstanding for basic and dilutive were the same since the effect of common stock equivalents was anti-dilutive.

The Company has the following dilutive stock options and warrants as of June 30, 2007 and December 31, 2006 which were excluded from the calculation since the effect is anti-dilutive.

	June 30, 2007	December 31, 2006

Stock Options	4,506,056	3,351,512
Warrants	1,949,280	1,531,157
Total	6,455,336	4,882,669

12.	Going Concern and Operating Deficits

As shown in the accompanying financial statements, the Company incurred a net loss of $6,656,062 during the six months ended June 30, 2007, and $3,119,056 during the year ended December 31, 2006, and has accumulated losses of $16,669,495 million since opening for business. These factors create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the success of raising additional capital through the issuance of common stock and the ability to generate operating revenue. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

13.	Subsequent Events

In July 2007, the Company paid off the two lines of credit it acquired in connection with the AVS acquisition.  The total pay-off payment was $418,293. See "Note 7-Lines of Credit," above. On August 8, 2007, the Company entered into a Loan and Security Agreement (the “LSA”) with Bridge Bank, National Association (“Bridge”), that provides the Company with up to a $1.5 million revolving line of credit based on its accounts receivable balance.  Borrowings under the line of credit are secured by the Company’s intellectual and personal property, bear interest at the prime rate plus 1% and matures August 8, 2009.  Borrowings under the line of credit are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, revenue levels and other related items.  Generally, upon an event of default, Bridge may stop making any future advances under the line of credit and all or a portion of the Company’s outstanding obligations thereunder may, at Bridge’s option, become due and payable in full.  The Company paid a facility fee of $7,500 upon execution of the LSA, and a similar fee is due on each anniversary of the LSA.  In connection with the execution of the LSA, the Company granted Bridge a warrant to purchase 12,784 shares of the Company’s common stock at an exercise price of $3.52 per share, which equals 90% of the five day volume weighted average price of the Company’s common stock immediately before issuance.  The warrant is exercisable immediately, expires in three years, and contains piggyback registration rights.

In July 2007, the investors in the Company's December 2006 and February 2007 private placements, in accordance with the terms of the debentures and warrants issued in those financings, waived the 4.99% limitation on their beneficial ownership of the Company's common stock in respect of certain of the debentures and warrants.  Accordingly, and in respect of the debentures and warrants as to which the 4.99% beneficial ownership cap was waived, the number of shares of common stock that may be issued upon conversion or exercise, respectively, of such debentures and warrants, increased to such number of shares that would cause such investor to beneficially own not more than 9.99% of the Company's then outstanding common stock immediately following the applicable conversion or exercise.

In July 2007, holders of the debentures issued by the Company in its December 2006 private placement converted an additional $922,534 of principal value into 599,048 shares of common stock, reflecting a conversion price of $1.54 per share (see "Note 8-Convertible Debentures," for information regarding the conversion that occurred in May 2007).

In July 2007 and August 2007, holders of the debentures issued by the Company in its February 2007 private placement converted 100% of the outstanding debentures ($1,544,000) into 1,002,598 unregistered shares of the Company's common stock, reflecting a conversion price of $1.54 per share.  The unamortized note discounts and deferred financing costs totaling $973,466 associated with such debentures will be recognized as interest expense during the three months ended September 30, 2007. The Company issued an additional 200,520 unregistered shares of its common stock to the holders of these debentures as an inducement for the early conversion and acceptance of unregistered shares, and will recognize a non-operating expense of approximately $812,000 related to the issuance of these additional shares.

In July and August 2007, warrant holders exercised warrants for 708,333 shares resulting in gross proceeds to the Company of $1,235,000.

In August 2007, the Company entered into a securities purchase agreement with five institutional investors, pursuant to which the Company issued an aggregate of 13,000 shares of Series A Convertible Preferred Stock, or “Series A Stock,” at a purchase price of $1,000 per share, along with five year warrants to purchase 1,758,008 shares of common stock at a price of $4.20 per share, subject to adjustment, including full-ratchet anti-dilution protection.  This private placement resulted in net proceeds of $12.3 million, after deducting fees and expenses. The Company applied a portion of the net proceeds to the acquisition of AccessLine Holdings, Inc., and applied the balance for working capital and general corporate purposes.  Kaufman Bros., L.P. acted as our advisor in connection with the transaction and received a fee of $650,000 in connection with its services.

The following summarizes the terms of the Series A Stock:

•
Stated Value. The stated value of each share is $1,000, subject to increase if the Company is unable to pay any dividend payment when due, if the Company does not achieve aggregate revenues of at least $30 million during the four fiscal quarters beginning on October 1, 2007 and ending on September 30, 2008, or if on or before March 31, 2008, the common stock is not listed on a major trading market or exchange other than the OTC Bulletin Board.

•
Dividends. The Series A Stock accrues cumulative dividends at a rate of 5.7% per annum through the third anniversary of the date they were issued, 18% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on January 1, 2008. The dividend rate decreases to zero percent if at any time the Company is able to force the holders to convert the Series A Stock into shares of common stock. The Company may pay the dividends in cash or with shares of our common stock provided that the Company meets certain equity conditions, including having a currently effective registration statement covering the shares of common stock so issued. If the Company pays dividends with shares of common stock, the shares issued for such purpose will be valued at 85% of the average of the VWAPs for the 20 consecutive trading days immediately before the applicable dividend payment date. If the Company is unable to make a dividend payment in cash and the equity conditions are not met, the holder may elect to waive the equity conditions requirement and receive shares of our common stock or elect to have the dividends accrue to the next dividend payment date or accreted to, and increase, the outstanding stated value.

•
Conversion. The Series A Stock is convertible by the holders thereof at any time into a number of shares of common stock equal to the quotient obtained by dividing the then stated value by the then applicable conversion price (currently, $2.81). Anytime after the later of the (i) 90th day following the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series A Stock and (ii) the date the Company’s common stock is listed for trading on a major trading market or exchange other than the OTC Bulletin Board, the Company may force conversion if the VWAP for the common stock exceeds 250% of the then effective conversion price for 10 consecutive trading days. Any forced conversion is subject to the Company meeting certain equity conditions including having an effective registration statement and is subject to a 4.99% cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion.

•
Voting Rights. Generally, the Series A Stock has no voting rights. However, the Company cannot take certain actions without the consent of a majority of the then outstanding holders of the Series A Stock, including, issuing additional securities senior to or on par with the Series A Stock, amending the certificate of incorporation or by-laws in any manner adverse to the rights of the Series A Stock, or adversely changing the rights of the Series A Stock.

•	Other Rights. The Series A Stock has liquidation rights in preference over junior securities, including common stock, and has certain anti-dilution protection.

Also in August 2007, the Company entered into another securities purchase agreement with the same five institutional investors that invested in the Series A Private Placement, pursuant to which the Company issued original issue discount 6.0% senior secured convertible debentures in the aggregate principal amount of $8.00 million (issued at an original issue discount of 12.5%), along with five year warrants to purchase 826,190 shares of common stock at a price of $4.20 per share, subject to adjustment, including full-ratchet anti-dilution protection.  This private placement resulted in net proceeds to us of $6.64 million, after deducting fees and expenses. The Company applied a portion of the net proceeds to the acquisition of AccessLine Holdings, Inc., and applied the balance for working capital and general corporate purposes. Kaufman Bros., L.P. acted as our advisor in connection with the transaction and received a fee of $350,000 in connection with its services.

The terms of the August debentures are substantially identical to the December debentures except as follows:

•	Term. The debentures are due and payable on June 30, 2009.
•	Monthly Principal Payments. Monthly principal payments begin December 1, 2007 and continue through June 30, 2009.
•	Conversion Price. The conversion price per shares is $3.68, subject to adjustment including full ratchet, anti-dilution protection.
•
Security. The debentures are secured by all of our assets under the terms of a security agreement the Company and its subsidiaries entered into with the investors. Each of our subsidiaries also entered into guarantees in favor of the investors, pursuant to which each subsidiary guaranteed the complete payment and performance by us of our obligations under the debentures and related agreements.

In September 2007, the Company completed the acquisition of AccessLine Holdings, Inc., a Delaware corporation (“AccessLine”). AccessLine is a Bellevue, Washington-based provider of hosted VoIP services to the small-and-medium business marketplace. The acquisition was structured as a triangular merger and was completed pursuant to the terms of the agreement and plan of merger dated September 1, 2007, among the Company, our wholly-owned subsidiary formed for the purpose of the merger, Endzone Acquisition Corp., a Delaware corporation, and AccessLine.

The aggregate purchase price paid under the merger agreement was $25,910,786, consisting of the following:

•	$ 11,735,952 in cash to AccessLine creditors and a management incentive pool;
•	$14,174,834 in the form of 3,937,454 shares of our restricted common stock to certain AccessLine stockholders and creditors; and

The Company may pay up to an additional $9,000,000 in the form of 2,500,000 shares of our restricted common stock upon the achievement of certain future financial objectives.

The value of the shares issued in connection with the acquisition was based upon a per share value of $3.60, which is the volume weighted average closing price per share of the Company’s common stock for the 10 trading days through August 29, 2007.

14.	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment to FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement of accounting for financial instruments. The fair value option established by SFAS No. 159 permits all entities, including non-profits, to measure eligible items at fair value at specified election dates. Both SFAS 157 and SFAS 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact the adoption of SFAS 157 and SFAS 159 will have on its financial statements.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 "Accounting for Registration Payment Arrangements," which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." Adoption of EITF 00-19-2 was required for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact the adoption of EITF 00-19-2 will have on its financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Telanetix, Inc.

We have audited the accompanying consolidated balance sheets of Telanetix, Inc. and subsidiary (a Delaware corporation) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telanetix, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 14 to the financial statements, the Company incurred a net loss of $3,119,056 and $2,139,423 during the years ended December 31, 2006 and 2005, respectively and accumulated losses of $10,013,433 since opening for business. These factors create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon additional capital contributions from the sale of stock and the ability to generate operating revenue as the Company transitions from a development stage company to an operating company. The financial statements do not include any adjustments that might be necessary should the company be unable to continue as a going concern.

Salt Lake City, Utah
March 6, 2007

TELANETIX, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

Assets	2006	2005
Current Assets:
Cash	$3,198,200	$47,906
Accounts receivable, less allowance
for doubtful accounts of $-0-	699,985	49,305
Prepaid expenses and other current assets	42,976	271

Total current assets	3,941,161	97,482

Property and Equipment, net	116,919	152,306

Other Assets:
Deposits	15,632	18,432
Deferred financing costs, net of accumulated
amortization of $788	206,658	--

Total other assets	222,290	18,432

Total Assets	$4,280,370	$268,220

Liabilities and Stockholders' Deficit
Current Liabilities:
Accounts payable	$361,512	$167,110
Accrued expenses	404,007	278,734
Deferred compensation, current portion	481,692	--
Notes payable, stockholder	1,300,000	1,331,700
Convertible debentures, current portion,
net of discounts totaling $487,143	731,905	--
Warrant liabilities	542,397	--

Total current liabilities	3,821,513	1,777,544

Convertible debentures, less current portion,
net of discounts totaling $974,285	1,463,810	--
Deferred compensation less current portion	481,692	963,384

Total liabilities	5,767,015	2,740,928

Stockholders' Deficit:
Common stock, $.0001 par value,
200,000,000 shares authorized,
15,557,166 and 13,482,001
issued and outstanding	1,556	1,348
Additional paid in capital	8,515,232	4,410,321
Warrants	10,000	10,000
Accumulated deficit	(10,013,433)	(6,894,377)

Total stockholders' deficit	(1,486,645)	(2,472,708)

Total Liabilities and Stockholders' Deficit	$4,280,370	$268,220

The accompanying notes are an integral part of the consolidated financial statements.

TELANETIX, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
	2006	2005
Net sales:
Product	$1,132,108	$70,721
Services	179,386	32,625

	1,311,494	103,346
Cost of sales:
Product	357,568	25,855
Services	118,562	32,686

	476,130	58,541

Gross profit	835,364	44,805

Operating Expenses:
Salaries and related expenses	1,424,087	1,039,904
Advertising and publications	66,154	5,138
Consulting and subcontract	1,661,845	458,510
Travel and entertainment	155,358	108,104
Professional fees	189,621	155,304
Rent	83,182	80,047
Telephone and internet	46,346	85,122
Depreciation	83,026	91,159
Other operating expenses	160,829	93,964

Total operating expenses	3,870,448	2,117,252

Operating loss	(3,035,084)	(2,072,447)

Other income (expense):
Gain (loss) on disposal of fixed assets	(2,411)	(5,694)
Interest income	3,009	763
Interest expense	(83,770)	(59,645)

Total other income (expense)	(83,172)	(64,576)

Loss before income taxes	(3,118,256)	(2,137,023)

Provision for income taxes	800	2,400

Net Loss	$(3,119,056)	$(2,139,423)

Net Loss Per Share –
Basic and diluted	$(.22)	$(.26)

Weighted average number of shares outstanding – basic and diluted	14,470,075	8,326,061

The accompanying notes are an integral part of the consolidated financial statements.

TELANETIX, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

			Additional
	Common Stock		Paid-In		Accumulated
	Shares	Amount	Capital	Warrants	Deficit	Total

Balance, December 31, 2004	5,248,000	$525	$3,553,475	$--	$(4,754,954)	$(1,200,954)

Common stock issued for services at $.10 per share on May 16, 2005	20,000	2	1,998	--	--	2,000

Warrants issued in July 2005	--	--	--	10,000	--	10,000

Common stock issued in connection with the acquisition of subsidiary on August 15, 2005	7,254,000	725	(27,623)	--	--	(26,898)

Common stock issued for $1.50 per share in September through December 2005, net of offering costs of $33,600	480,001	48	686,352	--	--	686,400

Fair value of stock options recognized in 2005	--	--	76,167	--	--	76,167

Stock options exercised at $.20 per share on July 13, 2005	480,000	48	119,952	--	--	120,000

Net loss for the year ended December 31, 2005	--	--	--	--	(2,139,423)	(2,139,423)

Balance, December 31, 2005	13,482,001	$1,348	$4,410,321	$10,000	$(6,894,377)	$(2,472,708)

Common stock issued for cash in January through June 2006 at $1.50 per share	972,666	98	1,458,861	--	--	1,458,959

Common stock issued for cash in November 2006 at $1.20 per share, net of offering costs of $67,208	562,499	56	607,736	--	--	607,792

Common stock issued for investor relation services at $2.05 per share on August 14, 2006	540,000	54	1,106,946	--	--	1,107,000

Net loss for the year ended December 31, 2006	--	--	--	--	(3,119,056)	(3,119,056)

Beneficial conversion feature associated with convertible debt financing	--	--	463,785	--	--	463,785

Fair value of stock options recognized in 2006	--	--	467,583	--	--	467,583

Balance, December 31, 2006	15,557,166	$1,556	$8,515,232	$10,000	$(10,013,433)	$(1,486,645)

The accompanying notes are an integral part of the consolidated financial statements.

TELANETIX, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
	2006	2005
Cash flows from operating activities:
Net loss	$(3,119,056)	$(2,139,423)

Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	85,711	91,159
Fair value of stock options at grant date	467,583	76,167
Common stock issued for compensation and services	1,107,000	120,000
Company expenses paid directly by shareholders	--	6,802
Loss on disposal of fixed assets	2,411	5,694
(Increase) in accounts receivable	(650,680)	(49,305)
(Increase) in prepaid expenses and deposits	(39,905)	(12,601)
Increase in accounts payable	194,402	82,517
Increase (decrease) in accrued expenses	125,273	(871,839)
Increase in deferred compensation	--	963,384

Net cash used by operating activities	(1,827,261)	(1,727,445)

Cash flows from investing activities:
Purchase of property and equipment	(64,565)	(116,282)
Proceeds from disposal of fixed assets	14,515	1,935

Net cash used by investing activities	(50,050)	(114,347)

Cash flows from financing activities:
Proceeds from convertible debentures, net of financing fees	3,090,000	--
Other deferred financing costs	(97,446)	--
Proceeds from borrowing from stockholders	--	1,300,000
Issuance of common stock	2,066,751	686,400
Repayments of borrowing from stockholders	(31,700)	(111,111)
Issuance of warrants	--	10,000

Net cash provided by financing activities	5,027,605	1,885,289

Net increase in cash	3,150,294	43,497

Cash, beginning of period	47,906	4,409

Cash, end of period	$3,198,200	$47,906

Interest paid	$1,257	$2,876

Income taxes paid	$800	$800

Liabilities assumed in acquisition of subsidiary	$--	$31,700

The accompanying notes are an integral part of the consolidated financial statements.

TELANETIX, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.           Summary of Business and Significant Accounting Policies

a.           Summary of Business

The Company was initially incorporated as AER Ventures, Inc. as a Nevada Corporation. On August 15, 2005, the Company entered into a share exchange agreement with Telanetix, Inc., a private California corporation ("Telanetix-California") in the business of developing and selling advanced technology and services for remote digital conferencing. In connection with the share exchange agreement, Telanetix-California became a subsidiary of the Company and the former stockholders of Telanetix-California obtained a controlling interest in the Company's common stock. The share exchange was accounted for as a reverse merger. Effective March 2006, the Company effected a reincorporation from Nevada to Delaware and changed its name from AER Ventures, Inc. to Telanetix, Inc.

This is the first period the Company is not considered to be a "Development Stage Company" as defined by the Financial Accounting Standards Board Statement No. 7.

b.           Principles of Consolidation

The consolidated financial statements contain the accounts of the company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

c.           Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents.

d.           Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

e.           Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods based on estimated useful lives of three to seven years. Major replacements which extend the useful lives of equipment are capitalized and depreciated over the remaining useful life. Normal maintenance and repair items are charged to expenses as incurred.

f.           Deferred Financing Costs

Fees and expenses associated with debt financing are amortized over the terms of the agreements using the straight-line method.

g.           Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes, which provides for an asset and liability approach in accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

h.           Advertising and Promotions

The Company expenses all advertising and promotion costs as incurred.

i.           Shipping and Handling Costs

Shipping and handling costs include costs associated with delivery of video conferencing equipment from the Company's sole location to each customer's designated location. The Company's policy is to classify shipping and handling costs as part of cost of goods sold in the statements of operations.

j.           Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with the Statement of Financial Accounting Standards No. 128 – Earnings Per Share. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all potential diluted stock options and warrants were converted or exercised. The calculation of diluted net loss per share excludes potential common stock equivalents if the effect is anti-dilutive. The Company's weighted average common shares outstanding for basic and dilutive were the same since the effect of common stock equivalents was anti-dilutive.

The Company has the following dilutive stock options and warrants as of December 31, 2006 and 2005 which were excluded from the calculation since the effect is anti-dilutive.

	December 31,
	2006	2005
Stock Options	3,351,512	3,651,512
Warrants	1,531,157	300,000
Total	4,882,669	3,951,512

k.           Revenue Recognition

Revenue is recognized on the accrual basis of accounting when earned. The Company's primary business generates revenue from selling video conferencing equipment and servicing the systems. Revenue is recognized only after the systems have been shipped to the customer's location and collection of the sale is reasonably assured.

l.           Stock Based Compensation

Prior to year ended December 31, 2005, the Company elected to use the intrinsic value based method and to disclose the pro forma effect of using the fair value based method to account for its stock-based compensation. As a result of the recent adoption by the Financial Accounting Standards Board of SFAS No. 123 (revised 2004) "Share-Based Payment," or SFAS No. 123(R), the Company is now required to apply the fair value method as prescribed in SFAS No. 123 (R) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

m.           Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

n.           Fair Value of Financial Instruments

The amounts reported for cash, accounts receivable, accounts payable, and other financial instruments, none of which are held for trading purposes, are considered to approximate fair values based upon comparable market information available at the respective balance sheet date.

o.           Concentration of Risks

The Company transacts its business with primarily one financial institution. From time to time the amount on deposit in this institution may exceed the $100,000 federally insured limit. The balances are maintained in demand accounts to minimize risk.

2.           Property and Equipment

At December 31, 2006 and 2005, property and equipment consists of the following:

	2006	2005
Furniture and fixtures	$30,008	$27,681
Office equipment	16,824	16,824
Video conference equipment	316,423	356,454
	363,255	400,959
Less accumulated depreciation	(246,336)	(248,653)

Property and equipment, net	$116,919	$152,306

Depreciation expense for the years ended December 31, 2006 and 2005 was $83,026 and $91,159, respectively.

3.           Accrued Expenses

At December 31, 2006 and 2005, accrued expenses consisted of the following:

	2006	2005
Accrued salaries	$168,595	$136,672
Accrued payroll taxes	5,369	10,455
Accrued vacation	88,204	72,014
Accrued interest, stockholder	137,593	59,593
Accrued interest	1,829	--
Sales tax payable	2,417	--

	$404,007	$278,734

4.           Notes Payable, Stockholders

Stockholder notes payable consist of the following at December 31, 2006 and 2005:

	2006	2005

Note payable to an individual, also a stockholder of the Company, the note is unsecured, due on demand and non-interest bearing.	$--	$31,700

Note payable to Mainas Development Corporation, owned by an individual who is a stockholder of the Company, interest is being charged at 6%, the note is unsecured and due on demand.	1,300,000	1,300,000

	$1,300,000	$1,331,700

5.           Deferred Compensation

On August 12, 2005, five of the Company's key employees entered into deferred compensation agreements for unpaid salaries from 2003 and 2004. The agreements stipulate that the unpaid salaries will be deferred until 2007 and 2008 with 50% of the individuals deferred compensation paid each year. At December 31, 2006 and 2005, the deferred compensation was reported in the accompanying financial statements as follows:

	2006	2005

Deferred compensation	$963,384	$963,384

Current portion of deferred compensation	481,692	--

Long-term portion of deferred compensation	$481,692	$963,384

6.           Warrant Liabilities

On December 28, 2006, the Company issued 949,907 warrants in conjunction with its convertible debentures. These warrants have registration rights for the underlying shares. EITF 00-19 provides that contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the Company. The warrant agreement requires a net cash settlement at the option of the holders unless the Company fails to register the warrant shares within one year from issuance. Pursuant to EITF 00-19, the fair value of the warrants at December 31, 2006 was recorded as a warrant liability amounting to $542,397. There was no change in the fair value of the warrant liabilities from the issuance date to the balance sheet date.

7.           Income Taxes

The provision for income tax consists of the following components at December 31, 2006 and 2005:

	2006	2005
Current:
Federal income taxes	$--	$--
State income taxes	800	2,400
Deferred	--	--
	$800	$2,400

The following reconciles income taxes reported in the financial statements to taxes that would be obtained by applying regular tax rates to income before taxes:

	2006	2005
Expected tax benefit using regular rates	$(1,066,139)	$(726,588)
State minimum tax	800	2,400
Valuation allowance	1,066,139	726,588

Tax Provision	$800	$2,400

Due to the Company transitioning from a development stage company to an operating company and incurring net operating losses, a valuation allowance has been provided to reduce deferred tax assets to the amount that is more likely to be realized. The net deferred tax assets consist of the following components:

	2006	2005
Deferred tax assets	$3,450,465	$2,348,242
Valuation allowance	(3,450,465)	(2,348,242)
Deferred tax liabilities	--	--

Tax Provision	$--	$--

The Company has loss carryforwards totaling $7,390,563 that may be offset against future federal income taxes. If not used, the carryforwards will expire as follows:

Operating
Losses

2021	$414,457
2022	232,404
2023	415,689
2024	725,779
2025	2,517,337
2026	3,084,897

$7,390,563

8.           Warrants

In July 2005, the Company sold warrants to two individuals for a total of $10,000. The warrants allow each of the individuals to purchase up to 100,000 shares of the Company's common stock at $1.80 per share and expire, if not exercised, on June 30, 2008.  In March 2005, the Company sold warrants to these same individuals to purchase 50,000 shares at $1.25 per share and expire, if not exercised, on March 31, 2008.

In November 2006, the Company issued 281,250 warrants in conjunction with the sale of its common stock. These warrants are convertible into common stock at $1.50 per share and expire, if not exercised, three years from issuance.

The Company issued 949,907 warrants in conjunction with its convertible debentures (See Notes 6 and 9). These warrants are convertible into common stock at $1.69 per share and expire, if not exercised, five years from issuance.

The total warrants outstanding at December 31, 2006 that are convertible into the Company's common stock total 1,531,157 shares.

9.           Convertible Debentures

On December 28, 2006, the Company issued Original Issue Discount 6% Unsecured Convertible Debentures and common stock purchase warrants to four unaffiliated institutional investors. The Company issued an aggregate of $3,657,143 principal amount of debentures at an original issue discount of 12.5% or $457,143 and 949,907 warrants (See Notes 6 and 8), resulting in net proceeds to the Company of $3,090,000 after deducting fees of $110,000. The Company incurred legal and other expenses of $97,446, and capitalized $207,446 of deferred financing costs.

The debentures are due December 31, 2008. Interest on the debentures accrues at the rate of 6% per annum and is payable quarterly on April 1, July 1, October 1, and December 1, commencing on April 1, 2007. Monthly redemption payments equal to 1/18th of the principal amount due under each debenture begin July 1, 2007 and continue through December 31, 2008. Monthly redemption payments must also include any accrued interest on the portion of the debentures being redeemed. The Company has the right to pay interest and monthly redemption payments in cash, or upon notice to the holders and compliance with certain equity conditions (as defined in the debenture), the Company can pay all or a portion of any such payment in common stock valued at the price equal to the lesser of the then effective conversion price (initially $1.54) or 85% of the average of the volume weighted average price ("VWAP") per share as reported on Bloomberg for the Company's common stock for the ten trading days prior to the payment date or the date that the shares are delivered. The Company has the option, subject to compliance with certain equity conditions, to redeem the debentures before their maturity by payment in cash of 120% of the then outstanding principal amount of the debenture plus accrued interest and other charges.

The debentures are convertible at any time at the discretion of the holder at a conversion price per share of $1.54, subject to adjustment including full-ratchet, anti-dilution protection. The Company also has the right, subject to compliance with certain equity conditions, to force conversion if the VWAP for the Company's common stock exceeds 200% of the effective conversion price (initially $3.08) for 20 trading days out of a consecutive 30 day trading period.

The debentures impose certain covenants on the Company, including restrictions against incurring additional indebtedness (other than permitted indebtedness as defined in the debenture), creating any liens on its property (other than permitted liens as defined in the debenture), amending its certificate of incorporation or bylaws, redeeming or paying dividends on shares of its outstanding common stock, and entering into certain related party transactions. The debenture defines certain events of default, including without limitation failure to make a payment obligation, failure to observe other covenants of the debenture or related agreements (subject to applicable cure periods), breach of representation or warranty, bankruptcy, default under another significant contract or credit obligation, delisting of the Company's common stock, a change in control, failure to secure and maintain an effective registration statement covering the resale of the common stock underlying the debentures and the warrants, or failure to deliver share certificates in a timely manner. On the occurrence of an event of default, the holders of the debentures have the right to accelerate all amounts outstanding under the debentures and demand payment of a mandatory default amount equal to 130% of the amount outstanding under the debenture, plus accrued interest and expenses.

The Company also entered into a registration rights agreement dated December 28, 2006, between the Company and the institutional investors, pursuant to which the Company agreed to file a registration statement covering the resale of the shares of common stock that may be issued to investors upon the conversion of the debentures, payment in kind, and the exercise of the warrants, and to maintain the effectiveness of that registration statement (subject to certain limitations) for a period of time until the holders can sell the underlying common stock without volume restrictions under Rule 144(k).

The debentures and warrants were issued to the institutional investors in a private placement transaction in accordance with Rule 506 under Regulation D of the Securities Act of 1933. Kaufman Bros., L.P. acted as an advisor to Telanetix in connection with the transaction and received a fee of $80,000 in connection with its services.

At December 31, 2006, the convertible debentures are included in the accompanying balance sheet as follows:

Convertible debentures	$3,657,143

Less: 12.5% Original issue discount	(457,143)
Discount from detachable warrants feature	(542,396)
Discount from beneficial conversion feature	(463,785)

Add: Amortization of original issue discount	1,896

Convertible debentures, net of discounts	2,195,715

Less: Current portion	(731,905)

Convertible debentures, long term portion	$1,463,810

Maturities of convertible debentures are as follows:

Year	Amount
2007	$1,219,048
2008	2,438,095
3,657,143
Less discounts net of accumulated amortization	(1,461,428)
$2,195,715

Pursuant to Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's own stock, the fair value of the warrants at the issuance was recorded as a warrant liability (See Note 6), as 1) the shares are required to be registered and 2) net cash settlement could occur. EITF 00-19 provides that contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the Company.

In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, ("FASB 133)", the Company determined that the conversion feature of the notes did not meet the criteria for bifurcation of the conversion option, as the debt met the definition of "conventional convertible debt", as defined under EITF 00-19, and therefore the conversion feature of the debt did not need to be bifurcated and accounted for as a derivative.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which provides guidance on the calculation of a beneficial conversion feature on a convertible instrument, the Company has determined that the convertible debentures had a non-cash beneficial conversion feature of $463,786. The beneficial conversion feature was determined based on the difference between the calculated conversion value after the allocation of the full fair value of the warrants of $542,396 to the debt discount and the fair value of the Company's common stock of $1.48 per share. After the allocation of proceeds between the debt and warrants are made, conversion price of $1.265 was calculated based on the allocated amount to debts divided by the total number of shares into which the note is convertible. The calculated amount of $.215, the difference of the fair value of the common stock of $1.48 and the effective conversion price of $1.265, represents the beneficial value per share. This beneficial value was applied to the total shares into which the debentures are convertible, to calculate the beneficial conversion feature. The discounts on account of the beneficial conversion feature and fair value of the warrants will be recognized as additional interest expense.

10.           Lease Commitment

The Company leases its office space under a long-term operating lease agreement. Rent expense for the years ended December 31, 2006 and 2005 was $83,182 and $80,047, respectively.

The following is a schedule of future noncancellable minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2006.

2007	$85,000
2008	50,738

$135,738

11.           Investor Relations Agreement

The Company entered into an independent consulting agreement for investors' communication and public relations services with Salzwedel Financial Communications ("SFC") on August 14, 2006. Pursuant to terms of the one-year agreement, the Company agreed to issue an aggregate of 540,000 shares of common stock to SFC and to pay SFC $5,000 per month for services provided under the agreement. The Company agreed to file a registration statement that includes SFC's shares by January, 2007.

At December 31, 2006, the Company recorded an expense of $1,107,000 related to the issuance of the 540,000 shares of common stock to SFC, and has been included in consulting and subcontract expense in the accompanying consolidated statement of operations.

12.           Stock Based Compensation

On August 15, 2005, in connection with the exchange agreement discussed in Note 1, the Company adopted the AER Ventures, Inc. 2005 Equity Incentive Plan (the "2005 Plan"). Under the terms of the exchange agreement, all outstanding options under Telanetix-California's 2001 Equity Incentive Plan were cancelled and new options with similar terms granted under the 2005 Equity Incentive Plan.

The compensation cost that has been charged against income for the plan was $467,583 and $76,167 for 2006 and 2005, respectively. The total income tax benefit recognized in the statements of operations for share-based compensation arrangements was $-0- for 2006 and 2005 due to a valuation allowance to reduce deferred tax assets. See note 7.

The 2005 Plan permits the grant of share options and shares to its employees for up to 5 million shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price that approximates the market price of the Company's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using the Black Scholes option valuation model that uses the assumptions noted in the following table. Because the Black Scholes option valuation model incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from estimates and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006	2005
Expected volatility	.1%	.1%
Weighted-average volatility	.-%	.1%
Expected dividends	0%	0%
Expected terms (in years)	5-8	5-8
Risk-free rate	4.0%-7.0%	3.5%-6%

A summary of option activity under the Plan as of December 31, 2006 and 2005, and changes during the years then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value
Outstanding at January 1, 2005	2,851,512	$.20
Granted	1,500,000	.41
Exercised	(480,000)	.20
Forfeited or expired	(220,000)	.20
Outstanding at December 31, 2005	3,651,512	.29	7.2	$--
Granted	10,000	1.50
Exercised	--	--
Forfeited or expired	(310,000)	.24
Outstanding at December 31, 2006	3,351,512	$.30	6.9	$--

Exercisable at December 31, 2006	3,066,512	$.30	6.9	$--

The weighted-average grant-date fair value of options granted during the years 2006 and 2005 was $-0- and $.41, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $-0-.

A summary of the status of the Company's nonvested shares as of December 31, 2006 and 2005, and changes during the years then ended is presented below:

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value
Nonvested at January 1, 2005	2,182,712	$--
Granted	1,500,000	.41
Vested	(2,229,725)	.03
Forfeited	(220,000)	--
Nonvested at December 31, 2005	1,232,987	.44
Granted	10,000	--
Vested	(778,193)	.60
Forfeited	(179,794)	--
Nonvested at December 31, 2006	285,000	$.20

As of December 31, 2006, there was $56,250 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested during the years ended December 31, 2006 and 2005 was $467,583 and $76,167, respectively.

13.           Preferred Stock

The Company has been authorized to issue 10,000,000 shares of preferred stock of which no preferred shares have been issued as of December 31, 2006. The preferences, if any, to be given to preferred shares shall be determined at the time of issuance.

14.           Going Concern and Operating Deficits

As shown in the accompanying financial statements, the Company incurred a net loss of $3,119,056 during the year ended December 31, 2006 and accumulated losses of $10,013,433 since opening for business. These factors create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the success of raising additional capital through the issuance of common stock and the ability to generate operating revenue. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

15.           Subsequent Events

On February 12, 2007, the Company entered into a securities purchase agreement with four unaffiliated institutional investors for the sale of original issue discount 6% convertible debentures and common stock purchase warrants. The Company issued an aggregate of $1,544,000 principal amount of debentures at an original issue discount of 12.5% and 401,040 warrants, resulting in net proceeds to the Company of $1,312,225, after deducting fees and expenses.

The debentures repayment terms, covenants and restrictions are essentially the same as those issued on December 28, 2006 (See Note 9). The warrants issued in this transaction are essentially the same as those issued on December 28, 2006 (See Note 9).

The debentures and warrants were issued to the institutional investors in a private placement transaction in accordance with Rule 506 under Regulation D of the Securities Act of 1933. Kaufman Bros., L.P. acted as an advisor to Telanetix in connection with the transaction and received a fee of $33,775 in connection with its services.

The Company also entered into a registration rights agreement dated February 12, 2007, between the Company and the institutional investors, pursuant to which the Company agreed to file a registration statement covering the resale of the shares of common stock that may be issued to investors upon the conversion of the debentures, payment in kind, and the exercise of the warrants, and to maintain the effectiveness of that registration statement (subject to certain limitations) for a period of time until the holders can sell the underlying common stock without volume restrictions under Rule 144(k).

The proceeds were used to repay a note payable to Mainas Development Corporation which is owned by an individual who is a stockholder of the Company in the amount of $1,300,000 plus accrued interest.

In January 2007, the Company issued 4,168 common shares due to not filing a registration statement to register the common shares sold to two accredited investors in a timely manner.

In March 2007, Aequitas Capital Management was issued a warrant to purchase 250,000 common shares at $2.00 per share. The warrant has a three-year term and expires in March 2010.

In March 2007, a shareholder of the Company exercised warrants to purchase 72,917 shares of common stock at $1.50 per share resulting in gross proceeds of $109,376.

Effective April 1, 2007, the Company acquired from Robert Leggio and Elbert E. Layne, Jr. (together, the "Sellers") all of the stock of two corporations which own all of the membership interests in AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company (together, "AVS"), pursuant to the terms of a Stock Purchase Agreement entered into on March 30, 2007 (the "Acquisition Agreement"). The purchase price paid by the Company to the Sellers was $1,253,000.  The Company paid the purchase price through the issuance of 248,119 shares of the Company's common stock.  The number of shares issued to the Sellers was calculated by dividing the $1,253,000 purchase price by $5.05, which was the closing sales price per share of the Company's common stock on March 30, 2007 as quoted on the OTC Bulletin Board.

Prior to the transactions described in the Acquisition Agreement, and the employment and option agreements referenced below, neither the Company nor any of its affiliates, or any officer or director of the Company or any associate of such officer or director, had a material relationship with the Sellers.  The Company does have a channel partner agreement with AVS pursuant to which AVS is a distributor of the Company's products in New York, New Jersey and nearby regions of the United States.

In connection with the Acquisition Agreement, effective April 1, 2007, the Company entered into an employment agreement with each of Mr. Leggio and Mr. Layne for a term commencing on April 1, 2007, and ending on September 30, 2008, subject to certain early termination provisions.  Under the terms of the employment agreements, Mr. Leggio will serve as the Company's Vice President of Sales, and Mr. Layne will serve as the Company's Vice President of Integration Services. Each employment agreement provides for an annual base salary of $175,000, and eligibility for an annual bonus up to $25,000.  In connection with the employment agreements, effective April 1, 2007, the Company issued each of Mr. Leggio and Mr. Layne options to purchase 200,000 shares of the Company's common stock at the exercise price of $5.05 per share.  The option grants provide that, subject to continued employment with the Company, 50,000 of the options will vest on April 1, 2008, and the remaining 150,000 options will vest monthly over a three year period thereafter. The options are to vest earlier in the event of a change of control of the Company, or the termination of the employment agreements without cause prior to September 30, 2008.  The options were granted pursuant to the Company's 2005 Equity Incentive Plan and related stock option grant notice and agreement.

The Company recorded net sales to AVS of $28,500 and $-0- during the three months ended March 31, 2007 and 2006, respectively. The Company's accounts receivable at March 31, 2007 and December 31, 2006 include amounts receivable from AVS of $223,367 and $198,705, respectively.

In July 2007, the Company paid off the two lines of credit it acquired in connection with the AVS acquisition.  The total pay-off payment was $418,293. See "Note 7-Lines of Credit," above. On August 8, 2007, the Company entered into a Loan and Security Agreement (the “LSA”) with Bridge Bank, National Association (“Bridge”), that provides the Company with up to a $1.5 million revolving line of credit based on its accounts receivable balance.  Borrowings under the line of credit are secured by the Company’s intellectual and personal property, bear interest at the prime rate plus 1% and matures August 8, 2009.  Borrowings under the line of credit are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, revenue levels and other related items.  Generally, upon an event of default, Bridge may stop making any future advances under the line of credit and all or a portion of the Company’s outstanding obligations thereunder may, at Bridge’s option, become due and payable in full.  The Company paid a facility fee of $7,500 upon execution of the LSA, and a similar fee is due on each anniversary of the LSA.  In connection with the execution of the LSA, the Company granted Bridge a warrant to purchase 12,784 shares of the Company’s common stock at an exercise price of $3.52 per share, which equals 90% of the five day volume weighted average price of the Company’s common stock immediately before issuance.  The warrant is exercisable immediately, expires in three years, and contains piggyback registration rights.

In July 2007, the investors in the Company's December 2006 and February 2007 private placements, in accordance with the terms of the debentures and warrants issued in those financings, waived the 4.99% limitation on their beneficial ownership of the Company's common stock in respect of certain of the debentures and warrants.  Accordingly, and in respect of the debentures and warrants as to which the 4.99% beneficial ownership cap was waived, the number of shares of common stock that may be issued upon conversion or exercise, respectively, of such debentures and warrants, increased to such number of shares that would cause such investor to beneficially own not more than 9.99% of the Company's then outstanding common stock immediately following the applicable conversion or exercise.

In July 2007, holders of the debentures issued by the Company in its December 2006 private placement converted an additional $922,534 of principal value into 599,048 shares of common stock, reflecting a conversion price of $1.54 per share (see "Note 8-Convertible Debentures," for information regarding the conversion that occurred in May 2007).

In July 2007 and August 2007, holders of the debentures issued by the Company in its February 2007 private placement converted 100% of the outstanding debentures ($1,544,000) into 1,002,598 unregistered shares of the Company's common stock, reflecting a conversion price of $1.54 per share.  The unamortized note discounts and deferred financing costs totaling $973,466 associated with such debentures will be recognized as interest expense during the three months ended September 30, 2007. The Company issued an additional 200,520 unregistered shares of its common stock to the holders of these debentures as an inducement for the early conversion and acceptance of unregistered shares, and will recognize a non-operating expense of approximately $812,000 related to the issuance of these additional shares.

In July and August 2007, warrant holders exercised warrants for 708,333 shares resulting in gross proceeds to the Company of $1,235,000.

In August 2007, the Company entered into a securities purchase agreement with five institutional investors, pursuant to which the Company issued an aggregate of 13,000 shares of Series A Convertible Preferred Stock, or “Series A Stock,” at a purchase price of $1,000 per share, along with five year warrants to purchase 1,758,008 shares of common stock at a price of $4.20 per share, subject to adjustment, including full-ratchet anti-dilution protection.  This private placement resulted in net proceeds of $12.3 million, after deducting fees and expenses. The Company applied a portion of the net proceeds to the acquisition of AccessLine Holdings, Inc., and applied the balance for working capital and general corporate purposes.  Kaufman Bros., L.P. acted as our advisor in connection with the transaction and received a fee of $650,000 in connection with its services.

The following summarizes the terms of the Series A Stock:

•
Stated Value. The stated value of each share is $1,000, subject to increase if the Company is unable to pay any dividend payment when due, if the Company does not achieve aggregate revenues of at least $30 million during the four fiscal quarters beginning on October 1, 2007 and ending on September 30, 2008, or if on or before March 31, 2008, the common stock is not listed on a major trading market or exchange other than the OTC Bulletin Board.

•
Dividends. The Series A Stock accrues cumulative dividends at a rate of 5.7% per annum through the third anniversary of the date they were issued, 18% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on January 1, 2008. The dividend rate decreases to zero percent if at any time the Company is able to force the holders to convert the Series A Stock into shares of common stock. The Company may pay the dividends in cash or with shares of our common stock provided that the Company meets certain equity conditions, including having a currently effective registration statement covering the shares of common stock so issued. If the Company pays dividends with shares of common stock, the shares issued for such purpose will be valued at 85% of the average of the VWAPs for the 20 consecutive trading days immediately before the applicable dividend payment date. If the Company is unable to make a dividend payment in cash and the equity conditions are not met, the holder may elect to waive the equity conditions requirement and receive shares of our common stock or elect to have the dividends accrue to the next dividend payment date or accreted to, and increase, the outstanding stated value.

•
Conversion. The Series A Stock is convertible by the holders thereof at any time into a number of shares of common stock equal to the quotient obtained by dividing the then stated value by the then applicable conversion price (currently, $2.81). Anytime after the later of the (i) 90th day following the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series A Stock and (ii) the date the Company’s common stock is listed for trading on a major trading market or exchange other than the OTC Bulletin Board, the Company may force conversion if the VWAP for the common stock exceeds 250% of the then effective conversion price for 10 consecutive trading days. Any forced conversion is subject to the Company meeting certain equity conditions including having an effective registration statement and is subject to a 4.99% cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion.

•
Voting Rights. Generally, the Series A Stock has no voting rights. However, the Company cannot take certain actions without the consent of a majority of the then outstanding holders of the Series A Stock, including, issuing additional securities senior to or on par with the Series A Stock, amending the certificate of incorporation or by-laws in any manner adverse to the rights of the Series A Stock, or adversely changing the rights of the Series A Stock.

•	Other Rights. The Series A Stock has liquidation rights in preference over junior securities, including common stock, and has certain anti-dilution protection.

Also in August 2007, the Company entered into another securities purchase agreement with the same five institutional investors that invested in the Series A Private Placement, pursuant to which the Company issued original issue discount 6.0% senior secured convertible debentures in the aggregate principal amount of $8.00 million (issued at an original issue discount of 12.5%), along with five year warrants to purchase 826,190 shares of common stock at a price of $4.20 per share, subject to adjustment, including full-ratchet anti-dilution protection.  This private placement resulted in net proceeds to us of $6.64 million, after deducting fees and expenses. The Company applied a portion of the net proceeds to the acquisition of AccessLine Holdings, Inc., and applied the balance for working capital and general corporate purposes. Kaufman Bros., L.P. acted as our advisor in connection with the transaction and received a fee of $350,000 in connection with its services.

The terms of the August debentures are substantially identical to the December debentures except as follows:

•	Term. The debentures are due and payable on June 30, 2009.
•	Monthly Principal Payments. Monthly principal payments begin December 1, 2007 and continue through June 30, 2009.
•	Conversion Price. The conversion price per shares is $3.68, subject to adjustment including full ratchet, anti-dilution protection.
•
Security. The debentures are secured by all of our assets under the terms of a security agreement the Company and its subsidiaries entered into with the investors. Each of our subsidiaries also entered into guarantees in favor of the investors, pursuant to which each subsidiary guaranteed the complete payment and performance by us of our obligations under the debentures and related agreements.

In September 2007, the Company completed the acquisition of AccessLine Holdings, Inc., a Delaware corporation (“AccessLine”). AccessLine is a Bellevue, Washington-based provider of hosted VoIP services to the small-and-medium business marketplace. The acquisition was structured as a triangular merger and was completed pursuant to the terms of the agreement and plan of merger dated September 1, 2007, among the Company, our wholly-owned subsidiary formed for the purpose of the merger, Endzone Acquisition Corp., a Delaware corporation, and AccessLine.

The aggregate purchase price paid under the merger agreement was $25,910,786, consisting of the following:

•	$ 11,735,952 in cash to AccessLine creditors and a management incentive pool;
•	$14,174,834 in the form of 3,937,454 shares of our restricted common stock to certain AccessLine stockholders and creditors; and

The Company may pay up to an additional $9,000,000 in the form of 2,500,000 shares of our restricted common stock upon the achievement of certain future financial objectives.

The value of the shares issued in connection with the acquisition was based upon a per share value of $3.60, which is the volume weighted average closing price per share of the Company’s common stock for the 10 trading days through August 29, 2007.

16.           Recent Accounting Pronouncements

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements  rather than just either the effect on the balance sheet or the income statement. The Company adopted the provision of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material impact on the consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions are effective for the first quarter 2007 financial statements with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN48 on our consolidated financial statements but do not expect he impact to be material.

In September 2006, the FASB issued No. 157, "Fair Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expends disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 will have on the consolidated financial statements.

Independent Auditor's Report

To the Members of
AVS Installation LLC & Union Labor Force 1 LLC

We have audited the accompanying combined balance sheet of AVS Installation LLC & Union Labor Force 1 LLC as of December 31, 2006, and the related combined statement of operations and members' capital, and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of AVS Installation LLC & Union Labor Force 1 LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
June 12, 2007

AVS Installation LLC & Union Labor Force 1 LLC
Combined Balance Sheet
December 31, 2006

Assets
Current Assets
Cash	$67,928
Accounts receivable, less allowance for doubtful accounts of $50,725	580,293
Inventories	610,709
Other current assets	8,539
Total Current Assets	1,267,469

Property and Equipment, net	54,798
Total Assets	$1,322,267

Liabilities and Members' Capital
Current Liabilities
Accounts payable	$649,877
Sales tax payable	54,058
Current portion of long-term debt	4,961
Line of credit	225,276
Payroll taxes payable	15,083
Deferred revenue	153,640
Total Current Liabilities	1,102,895

Long-term debt, net of current portion	10,064
Total Liabilities	1,112,959

Commitments and Contingencies	-
Members' Capital
Members' Capital	209,308
Total Members' Capital	209,308

Total Liabilities and Members' Capital	$1,322,267

AVS Installation LLC & Union Labor Force 1 LLC
Combined Statement of Operations and Members' Capital
Year Ended December 31, 2006

Net Sales	$4,402,745

Cost of Sales	3,685,774

Gross Profit	716,971

Operating Expenses	607,745

Income From Operations	109,226

Interest Expense	18,399

Net Income	90,827

Members' Capital, January 1, 2006	118,481

Members' Capital, December 31, 2006	$209,308

AVS Installation LLC & Union Labor Force 1 LLC
Combined Cash Flow
Year Ended December 31, 2006

Cash Flows From Operating Activities
Net income	$90,827
Adjustments to Reconcile Net Income to Net Cash Used in
Operating Activities
Depreciation	9,186
Bad debt expense	50,725
Changes in Operating Assets and Liabilities:
(Increase) Decrease in Assets
Accounts receivable	(593,108)
Inventories	(580,299)
Other current assets	(8,539)
Increase (Decrease) in Liabilities
Accounts payable	602,265
Sales tax payable	54,058
Payroll taxes payable	14,941
Deferred revenue	132,008
Net Cash Used in Operating Activities	(227,936)

Cash Flows From Investing Activities
Cash purchases of property and equipment	(33,825)
Net Cash Used in Investing Activities	(33,825)

Cash Flows From Financing Activities
Proceeds from bank loans	225,000
Repayments of bank loan	(6,133)
Net Cash Provided by Financing Activities	218,867

Net Decrease in Cash	(42,894)

Cash, Beginning of Year	110,822

Cash, End of Year	$67,928

SUPPLEMENTAL DISCLOSURES
Cash Paid During the Year for:
Interest	$18,399
Income taxes	$-

AVS Installation LLC & Union Labor Force 1 LLC
Notes to the Combined Financial Statements

Summary of Significant Accounting Policies

Nature of Business
AVS Installation LLC & Union Labor Force 1 LLC (together, the "Company") provides audio-visual consultation, technical systems, and implementation services.  The Company is actively involved in all areas of the audio visual industry and has the ability to develop ideas and solutions from one industry to the next.

Basis of Combination
The accompanying combined financial statements include all accounts of AVS Installation LLC & Union Labor Force 1 LLC, both of which are under common control.  All significant inter-company accounts and transactions have been eliminated in combination.

Fair Value of Financial Instruments
The carrying amounts reported in the combined balance sheet as of December 31, 2006 for accounts receivable and accounts payable approximate the fair value because of the immediate or short-term maturity of these financial instruments.  The fair value of long-term debt and line of credit approximates their carrying values as the stated or discounted rates of the debt reflect recent market conditions.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Accounts Receivable
Accounts receivable are customer obligations due under normal trade terms.  Senior management reviews accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible.  The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts.  After all attempts to collect a receivable have failed, the receivable is written off against the allowance.  Based on the information available, the Company believes its allowance for doubtful accounts as of December 31, 2006 is adequate.

Inventories
Inventory is stated at the lower of cost (First-In, First-Out ("FIFO") method) or market.  Inventory consists primarily of work-in-progress.

Advertising Costs
The Company expenses all advertising costs as incurred.

Shipping and Handling Costs
The Company expenses all shipping and handling costs as incurred.  These costs are included in Cost Sales.

Revenue Recognition
Revenue is recognized on the accrual basis of accounting when earned.  Revenue is recognized only after the systems have been shipped to the customer's location, 100% installed, and collection of the sale is reasonably assured.

Warranty Reserve
The Company warranties its installation of equipment for defects in design, materials, and workmanship generally for a period of ninety days from the date placed in service.  At December 31, 2006 the provision for estimated warranty costs was $0.  In addition, the Company will extend its warranty at an additional charge which is recognized over the life of the contract.  In 2006, warranty revenues aggregated $53,690.

AVS Installation LLC & Union Labor Force 1 LLC
Notes to the Combined Financial Statements

Summary of Significant Accounting Policies, Continued

Income Taxes
The Company has elected under the Internal Revenue Code and state law to be taxed as a partnership.  In lieu of corporation income taxes, the members of a partnership include their proportionate share of the Company's taxable income or net operating loss in their individual income tax returns.  Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Property and Equipment
Property and equipment are stated at cost and include expenditures that substantially increase the useful lives of existing assets.  Maintenance, repairs and minor renewals are expensed as incurred.  When property and equipment are disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any gain or loss is reflected in income.  Depreciation and amortization are computed on the straight-line method based on the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Accordingly, actual amounts could differ from these estimates.

Property and Equipment

At December 31 2006, property and equipment consists of the following:

		Estimated
		Useful Lives
Equipment	$67,243	5 years
Less: accumulated depreciation and amortization	(12,445)
	$54,798

Depreciation expense for the year ended December 31, 2006 is $7,739.

Long-Term Debt

Long-term debt at December 31, 2006 consists of the following:

Vehicle loan bearing interest at 6.3%, due in monthly installments of
$558 including interest through July 8, 2009;
and collateralized with vehicle with NBV $16,494.	$15,025
Less: Current portion of long-term debt	(4,961)
$10,064
Future maturities of the long-term debt are as follows:

2007	$4,961
2008	6,243
2009	3,821
Total	$15,025

AVS Installation LLC & Union Labor Force 1 LLC
Notes to the Combined Financial Statements

Lines of Credit

The Company has two Revolving Credit Agreements ("Credit Agreements") with Interstate Net Bank.  Under the terms of the Credit Agreements, the Company has the ability to borrow up to $250,000 and $300,000 at the five year Treasury Bill Rate plus 2.5% (7.4%) and 1% (5.9%), as of December 31, 2006, respectively.  The outstanding balances on the revolving credit agreements were $150,934 and $74,342, respectively.  All obligations to Interstate Net Bank are guaranteed by the two principals of the Company and their owners.  The Credit Agreements extend until July 1, 2007 and are collateralized by all of the Company's assets.

Commitments and Contingencies

The Company leases its current office in New Jersey.  The two year lease expires on July 31, 2007.  In addition, the Company leases a storage space on a month-to-month basis.  Rent expense for the year ended December 31, 2006 was $48,600.

The Company also leases delivery and office equipment in accordance with operating lease agreements that expire at various dates through 2007.  Rent expense for this equipment totaled $4,486 for the year ended December 31, 2006.

Purchase Commitments

The Company has purchase commitments for audio visual products with two of its vendors to purchase an aggregate of $35,000 annually. The purchase commitments renew automatically each year, and are cancellable upon delivery of a non-renewal notice at least 30 days prior to the renewal date.

Concentrations

For the year ended December 31, 2006 approximately 13% of purchases were made with one vendor.  At December 31, 2006, approximately 18% of the accounts payable are due to this vendor.

The Company periodically deposits cash with financial institutions in excess of the maximum federal insurance limits (FDIC) of $100,000 per bank.

Guaranteed Payments

Guaranteed payments to principals of $265,400 are included in operating expenses.

Subsequent Events

Effective April 1, 2007, Telanetix, Inc. acquired, from Robert Leggio and Elbert E. Layne, Jr., all of the stock of the two corporations which own all of the membership interests in AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company, pursuant to the terms of a Stock Purchase Agreement entered into on March 30, 2007.  The purchase price paid by Telanetix, Inc. was $1,253,000.  Telanetix, Inc. paid the purchase price through the issuance of 248,119 shares of its own common stock.  The number of shares issued was calculated by dividing the $1,253,000 purchase price by $5.05, which was the closing sales price per share of Telanetix, Inc.'s common stock on March 30, 2007 as quoted on the OTC Bulletin Board.

2,528,563 SHARES
OF
COMMON STOCK

Telanetix, Inc.

6197 Cornerstone Court E., Suite 108
San Diego, CA 92121
(858) 362-2250
________________

PROSPECTUS
________________

___________, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers.

Under Section 145 of Delaware General Corporate Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law, (i) for breach of the directors' duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of Delaware General Corporate Law or (iv) for any transaction from which the director derived an improper personal benefit.  Our bylaws provide that we shall indemnify our officers, directors, employees and agents to the extent permitted by Delaware General Corporate Law.  Pursuant to Section 145 of Delaware General Corporate Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that having these provisions in our certificate of incorporation and bylaws is necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware General Corporate Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving a director, officer or key employee of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The Company has an insurance policy covering the officers and directors of the Company with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 25.   Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense	Amount
SEC registration fee	$421
Accounting fees and expenses	5,000
Legal fees and expenses	25,000
Printing and related expenses	5,000
TOTAL	$35,421

Item 26.   Recent Sales of Unregistered Securities.

On September 14, 2007, in connection with our acquisition of AccessLine Holdings, Inc., we issued 3,937,454 shares of our common stock to certain AccessLine stockholders and creditors.  The value of the shares we issued in connection with the acquisition was based upon a per share value of $3.60, which is the volume weighted average closing price per share of our common stock for the 10 trading days through August 29, 2007.

On August 30, 2007, we entered into a securities purchase agreement with five institutional investors for the sale of original issue discount 6% convertible debentures and common stock purchase warrants.  We issued in the aggregate $8.00 million face amount of debentures and warrants to purchase 826,190 shares of our common stock in exchange for net proceeds of $6.64 million after deducting fees and offering expenses.

On August 30, 2007, we entered into a separate securities purchase agreement with same five institutional investors that purchased our debentures and warrants described above.  Under this securities purchase agreement we sold an aggregate of 13,000 shares of our Series A Stock at $1,000 per share and warrants to purchase 1,758,008 shares of our common stock in exchange for net proceeds of $12.3 million after deducting fees and offering expenses.

On August 8, 2007, we issued an aggregate of 375,974 shares of our common stock upon conversion of $579,000 in principal amount of a debenture we issued in our February 2007 Private Placement, which reflects a conversion price of $1.54 per share.  We issued an additional 75,195 unregistered shares of our common stock to the holder of this debenture as an inducement for the early conversion and acceptance of unregistered shares.

On August 8, 2007, in connection with loan and security agreement we entered into with a lender that granted us a line of credit, we issued such lender an immediately exercisable warrant to purchase 12,784 shares of our common stock at an exercise price of $3.52 per share, which equals 90% of the five day volume weighted average price of our common stock immediately before issuance.  The warrant expires in three years and gives the lender piggyback registration rights.

On August 3, 2007, we issued 250,000 shares of our common stock upon exercise of a warrant held by Aequitas Capital Management, which was issued to Aequitas Capital on March 6, 2007, and which is discussed below.  On that same day we issued an additional 208,333 shares of our common stock upon exercise of warrants held by Aequitas Hybrid Fund, LLC.  We received gross proceeds of $812,500 upon exercise of the foregoing warrants.

On July 30, 2007, we issued an aggregate of 599,048 shares of our common stock upon conversion of an aggregate principal amount of $922,534 of the debentures we issued in our December 2006 Private Placement, which reflects a conversion price of $1.54 per share.  On the same date, we also issued 250,000 shares of our common stock to the holders of such debentures upon the exercise of warrants issued in connection with such debentures at an exercise price of $1.69 per share, which resulted in gross proceeds to us of $422,500.

On July 30, 2007, we issued an aggregate of 626,623 shares of our common stock upon conversion of an aggregate principal amount of $965,000 of the debentures we issued in our February 2007 Private Placement, which reflects a conversion price of $1.54 per share.  We issued an additional 125,324 shares of our common stock to the holders of these debentures as an inducement for the early conversion of such debentures and acceptance of unregistered shares.

On May 30, 2007, we issued an aggregate of 509,610 shares of our common stock upon conversion of an aggregate principal amount of $784,800 of the debentures we issued in our December 2006 Private Placement, which reflects a conversion price of $1.54 per share.  On the same date, we also issued 160,000 shares of our common stock to the holders of such debentures upon the exercise of warrants issued in connection with such debentures at an exercise price of $1.69 per share, which resulted in gross proceeds to us of $270,400.

On April 1, 2007, we issued 248,119 shares of our common stock as consideration for the $1,253,000 purchase price required under the stock purchase agreement we entered into with Robert Leggio and Elbert E. Layne, Jr.  Messrs. Leggio and Layne indirectly owned all of the membership interests in AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company, which we acquired as a result of this transaction.  The number of shares issued to the Sellers was calculated by dividing the $1,253,000 purchase price by $5.05, which was the closing sales price per share of our common stock on March 30, 2007 as quoted on the OTC Bulletin Board.

On March 6, 2007, we entered into an agreement with Aequitas Capital Management, Inc., in order to provide prospective customers with a leasing alternative for our videoconferencing systems.  In connection with this agreement, we issued Aequitas Capital an immediately exercisable warrant to purchase 250,000 shares of our common stock at an exercise price of $2.00 per share. The warrant was exercised in full on August 3, 2007.

On February 12, 2007, we entered into a securities purchase agreement with the investors from the December 2006 financing, described below. In connection with the February 12, 2007 financing we sold to the investors an additional $1.54 million face amount of debentures and warrants to purchase an additional 401,039 shares of our common stock in exchange for net proceeds of $1.31 million after deducting fees and offering expenses.

In December 2006, we entered into a securities purchase agreement with four unaffiliated institutional investors for the sale of original issue discount 6% convertible debentures and common stock purchase warrants. We issued an aggregate of $3.66 million principal amount of debentures at an original issue discount of 12.5% and warrants to purchase 949,907 shares of our common stock, resulting in net proceeds to us of $3.09 million, after deducting fees and expenses.

In November 2006, in private placements with three accredited investors, we sold 562,499 shares of our common stock at $1.20 per share and issued warrants to purchase up to 281,250 shares of our common stock at $1.50 per share exercisable through November 2009.  In January 2007, because we did not file a registration statement to register the shares of common stock sold to two of the accredited investors within a certain period of time to which we agreed, we issued an additional 4,168 shares of our common stock to the same two accredited investors.  On March 16, 2007, one of the investors from one of our November 2006 private placements exercised warrants to purchase 72,917 shares of our common stock at an exercise price of $1.50 per share resulting in gross proceeds to us of $109,376.

In September 2006, we issued 540,000 shares of our common stock to a financial communications company in a private placement transaction pursuant to the terms of an independent contractor agreement. We recorded a charge of $1,107,000 related to the issuance and did not receive any proceeds from the issuance.

From March 2006 through June 2006, we sold 972,666 shares of our common stock to accredited investors in private placements at a purchase price of $1.50 per share.

In September and October 2005, we sold 480,001 shares of our common stock at price of $1.50 per share to six individuals, each of whom was an accredited investor, in a private placement.  The proceeds to us from these sales were $686,401 net of selling commissions of $33,601.

On August 18, 2005, in connection with the exchange agreement we entered into with Telanetix, Inc., a California corporation, or "Telanetix-California," we acquired all of the outstanding capital stock of Telanetix-California in exchange for our issuance to the stockholders of Telanetix-California an aggregate of 7,254,000 shares of our common stock.  We also issued options and warrants to purchase, in the aggregate, 4,251,512 shares of our common stock to holders of Telanetix-California options or warrants.  Each of the Telanetix-California stockholders was an "accredited investor" as defined in Rule 501 of Regulation D.

As part of the exchange transaction described above, we also assumed warrants issued by Telanetix-California to purchase 100,000 shares of common stock at a purchase price of $1.25 per share, which warrants expire if not exercised before March 31, 2008, and the warrants to purchase a total of 200,000 shares of common stock at a purchase price of $1.80 per share, which warrants expire if not exercised before June 30, 2008.

In May 2005, we issued 20,000 shares of our common stock to our legal counsel in exchange for services rendered to the Company.

Each of the transactions described above was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and/or, with respect to the issuance of common stock upon conversion of debentures, Section 3(a)(9) thereof.  None of the transactions was conducted in connection with a public offering, and no public solicitation or advertisement was made or relied upon by the investor in connection with this offering, and, with respect to the issuance of common stock upon conversion of the debentures, shares of common stock were exchanged for outstanding debentures exclusively with the holder thereof and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

Item 27.   Exhibits.

The following exhibits are included as part of this Form SB-2.

Exhibit No.	Description
2.1	Exchange Agreement by and among AER Ventures, Inc., Telanetix, Inc., a California corporation, and certain stockholders of Telanetix, Inc. dated August 15, 2005 (1)
2.2	Agreement and Plan of Merger of AER Ventures, Inc. and Telanetix, Inc., a Delaware corporation, dated March 15, 2006 (2)
2.3
Agreement and Plan of Merger dated as of September 1, 2007, by and among Telanetix, Inc., a Delaware corporation, Endzone Acquisition Corp., a Delaware corporation, and AccessLine Holdings, Inc., a Delaware corporation (3)

3.1	Certificate of Incorporation (2)
3.2	Bylaws (2)
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (3)
4.1	Form of common stock purchase warrant issued in March 2005 (4)
4.2	Form of common stock purchase warrant issued in June 2005 (4)
4.3	Form of warrant agreement issued in connection with November 2006 private placement (5)
4.4	Form of original issue discount 6% senior convertible debenture issued in connection with the December 28, 2006 financing (6)
4.5	Form of common stock purchase warrant issued in connection with the December 28, 2006 financing (6)
4.6	Form of original issue discount 6% senior convertible debenture issued in connection with the February 12, 2007 financing (7)
4.7	Form of common stock purchase warrant issued in connection with the February 12, 2007 financing (7)
4.8	Form of common stock purchase warrant issued to Aequitas Capital Management, Inc. (4)
4.9	Form of common stock purchase warrant issued in connection with the August 2007 financing (3)
4.10	Form of original issue discount 6.0% senior secured convertible debenture issued in connection with the August 2007 financing (3)
5.1*	Opinion of Duane Morris LLP
10.1#	2005 Equity Incentive Plan (2)
10.2#	Executive Deferred Compensation Plan effective June 1, 2005 (2)
10.3	Form of stock purchase agreement related to March 2006 private placement (9)
10.4	Form of subscription agreement related to November 2006 private placement (5)
10.5	Securities Purchase Agreement by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein dated as of December 28, 2006 (6)
10.6	Registration Rights Agreement by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein dated as of December 28, 2006 (6)
10.7	Securities Purchase Agreement by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein dated as of February 12, 2007 (7)
10.8	Registration Rights Agreement by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein dated as of February 12, 2007 (7)
10.9	Waiver and Amendment Agreement by and among Telanetix, Inc., a Delaware corporation, and the purchaser identified therein dated as of February 12, 2007 (7)
10.10	Letter Agreement between Telanetix, Inc., a Delaware corporation, and Aequitas Capital Management dated March 6, 2007 (4)
10.11	Stock Purchase Agreement between Telanetix, Inc., a Delaware corporation, and the sellers identified therein dated as of March 30, 2007 (10)
10.12	Employment Agreement between Telanetix, Inc., a Delaware corporation, and Robert Leggio dated April 1, 2007 (10)
10.13	Employment Agreement between Telanetix, Inc., a Delaware corporation, and Elbert E. Layne, Jr. dated April 1, 2007 (10)
10.14	Loan and Security Agreement by and among Telanetix Inc., a Delaware corporation, AVS Installations, LLC, and Union Labor Force One, LLC and Bridge Bank, National Association dated August 8, 2007 (11)
10.15
Intellectual Property Security Agreement by and among Telanetix Inc., a Delaware corporation, AVS Installations, LLC, and Union Labor Force One, LLC  and Bridge Bank, National Association dated August 8, 2007 (11)

10.16
Securities Purchase Agreement dated as of August 30, 2007 by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein related to the Series A Convertible Preferred Stock offering (3)

10.17
Securities Purchase Agreement dated as of August 30, 2007 by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein related to the original issue discount 6.0% senior secured convertible debenture offering (3)

10.18	Registration Rights Agreement dated as of August 30, 2007 by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein (3)
10.19
Security Agreement dated as of August 30, 2007 by and among Telanetix, Inc., a Delaware corporation, all of its subsidiaries and the holders of the original issue discount 6.0% senior secured convertible debenture issued in connection with the August 2007 financing (3)

11.1	Statement re Computation of Per Share Earnings (12)
21.1*	Listing of Subsidiaries
23.1*	Consent of Burnham & Schumm, P.C.
23.2*	Consent of Rosenberg Rich Baker Berman & Company
23.3	Consent of Duane Morris LLP (contained in exhibit 5.1)
24.1	Power of Attorney (8)
#	Management contract or compensatory plan or arrangement
*	Filed as an exhibit to this report
(1)	Incorporated herein by reference to the registrant's Form 8-K filed on August 19, 2005
(2)	Incorporated herein by reference to the registrant's Form 10-KSB filed on March 31, 2006
(3)	Incorporated herein by reference to the registrant's Form 8-K filed on September 4, 2007
(4)	Incorporated herein by reference to the registrant's Form 10-KSB filed on March 29, 2007
(5)	Incorporated herein by reference to the registrant's Form 10-QSB filed on November 14, 2006
(6)	Incorporated herein by reference to the registrant's Form 8-K filed on January 3, 2007
(7)	Incorporated herein by reference to the registrant's Form 8-K filed on February 14, 2007
(8)	Incorporated herein by reference to the registrant's Registration Statement on Form SB-2 filed on June 18, 2007
(9)	Incorporated herein by reference to the registrant's Form 10-QSB filed on May 19, 2006
(10)	Incorporated herein by reference to the registrant's Form 8-K filed on April 4, 2007
(11)	Incorporated herein by reference to the registrant's Form 10-QSB filed on August 14, 2007
(12)	Included within the financial statements filed in this prospectus

Item 28.   Undertakings.

(a) The undersigned registrant hereby undertakes to:

(1)   File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   Include any additional or changed material information on the plan of distribution.

(2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)   For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of San Diego, State of California on October 10, 2007.

Telanetix, Inc., a Delaware corporation

By: /s/ THOMAS A. SZABO
       Thomas A. Szabo, Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the followings persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ THOMAS A. SZABO Thomas A. Szabo	Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2007
/s/ RICHARD M. ONO* Richard M. Ono	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	October 10, 2007
/s/ STEVEN J. DAVIS* Steven J. Davis	Director	October 10, 2007
/s/ JAMES R. EVERLINE* James R. Everline	Director	October 10, 2007
/s/ DAVID A. RANE* David A. Rane	Director	October 10, 2007

*By: /s/ THOMAS A. SZABO Thomas A. Szabo, as attorney-in-fact pursuant to a power of attorney